# Johnson & Johnson

Celebrating 125 Years


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ANNUAL REPORT 2010

Despite an extraordinarily challenging year, our people introduced new products, advanced our pipelines and expanded businesses in emerging markets.

We are on our way to restoring McNeil Consumer Healthcare to the high levels of quality and compliance that people expect of all Johnson & Johnson companies and that we expect of ourselves.

Meanwhile, we are bringing forward innovations that better health care for people around the world. We remain steeped in our tradition of caring for others, driven by values deeply rooted in Our Credo.

**ON THE COVER** Megan Johnson enjoys the simple everyday joys of motherhood. She receives important health care information through text4baby, an innovative mobile service for expectant and new mothers made possible by the National Healthy Mothers, Healthy Babies Coalition, founding sponsor Johnson & Johnson and multiple other partners. Text4baby symbolizes our commitment to caring for the health and well-being of mothers and babies, the Johnson & Johnson legacy for 125 years. Learn more on page 24.

CHAIRMAN'S LETTER

# To Our Shareholders



**WILLIAM C. WELDON**
Chairman, Board of Directors, and Chief Executive Officer

2010 will be remembered as a year in which our company was severely tested on numerous fronts. Yet our people continued the hallmark work of Johnson & Johnson: finding new ways to care for the health and well-being of people around the world.

There were challenges we fully expected, particularly those related to the continuing global economic downturn and loss of patent exclusivity on some of our major pharmaceutical products. And there was a challenge we did not expect: the painful and disappointing experience of the McNeil Consumer Healthcare product recalls.

Despite the trying moments of 2010, our people introduced new products, advanced our pipelines and expanded businesses in emerging markets. We remain steeped in our tradition of caring for others, driven by values deeply rooted in Our Credo. While we face near-term business pressures, we enter 2011 on a strong foundation to achieve long-term sustainable growth.

## 2010 RESULTS

We continued to deliver earnings growth in 2010, with many of our businesses performing well in light of the macroeconomic conditions. Several factors impacted the health care industry in general and Johnson & Johnson. Medical devices and consumer businesses felt the effects of a continued economic slowdown. In health care, we anticipate continuing to feel those effects in 2011. There were costs associated with U.S. health care reform, which was implemented early in the year. In addition, we faced lost sales and remediation costs resulting from our consumer over-the-counter product recalls, as well as generic competition in our pharmaceuticals business.

Despite these headwinds, we continued to grow earnings while maintaining investments for future revenue and earnings growth. With these investments, we are developing a number of exciting new products that have the potential to address significant unmet health care needs.

Worldwide sales for 2010 were $61.6 billion, a decrease of 1.3 percent operationally (reflecting the challenges noted as well as the 53rd accounting week included in the 2009 results). Adjusted earnings were $13.3 billion[1], an increase of 2.9 percent despite a sales decline. Adjusted earnings per share increased 2.8 percent[1].

In a tough global economy, we maintained our financial discipline. We generated free cash flow of approximately $14 billion[2] and held our AAA credit rating. We also executed a $1.1 billion debt offering at the lowest interest rate for long-term corporate debt in history.

We had a one-year decline in total shareholder return of about half a percent. Over longer time frames, we continue to compare favorably to most stock indices, beating all major sector performance benchmarks on a three-year and 10-year basis.

The one-year decline in shareholder return was disappointing, but reflects both the uncertainty around health care reform that hampered many in our sector and the impact of our consumer product recalls.

## MCNEIL CONSUMER HEALTHCARE

Our people dedicate themselves to providing the most trusted brands and high-quality products to help others around the world.

**NET SALES**
(in billions of dollars)



$53.3
$61.1
$63.7
$61.9
$61.6
2006
2007
2008
2009
2010


**DILUTED EARNINGS PER SHARE**
(in dollars)



$3.73
$3.63
$4.57
$4.40
$4.78
2006
2007
2008
2009
2010


**DIVIDENDS PAID PER SHARE**
(in dollars)



$1.455
$1.620
$1.795
$1.930
$2.110
2006
2007
2008
2009
2010

Thus, our experience with the McNeil Consumer Healthcare recalls has been difficult for all of us. Most important, we disappointed our customers. Trust and confidence in Johnson & Johnson and our products are fundamental to everything we do. Even though millions of customers remain supportive of our work to assure quality and restore our consumer brands to the market, that trust and confidence have been truly tested.

During this past year, I visited many manufacturing locations around the world. I can assure you that our people are dedicated to giving our customers the highest-quality products, with no compromises whatsoever. It is our responsibility to learn from what happened, address problems at their root causes and ensure that only the highest-quality products reach our customers. That hard work—and the subsequent results—will help earn back trust and respect.

We are on our way to restoring McNeil Consumer Healthcare to the high levels of quality and compliance that people expect of all Johnson & Johnson companies and that we expect of ourselves.

As part of this commitment, we accelerated the implementation of organizational changes to our Supply Chain, Manufacturing and Quality and Compliance areas, which began early in 2010. We also undertook a thorough review of how we operated our manufacturing plants and examined in detail the historical production records of McNeil Consumer Healthcare products sold in the U.S. and produced in McNeil's internal manufacturing network.

We have completed this internal review, and we will continue to conduct reviews at external sites that manufacture McNeil products. If these reviews reveal any further issues, we will not hesitate to take whatever steps are needed, including further market action, to ensure that our products meet world-class quality standards. These and other steps we have taken under the Comprehensive Action Plan submitted to the U.S. Food and Drug Administration (FDA) constitute an uncompromising effort to ensure high quality at McNeil. These actions will help us assure that moving forward, our products in the marketplace live up to the standards and expectations that consumers have for all products coming from Johnson & Johnson.

At the same time, we are focused on returning the recalled products to the marketplace in 2011. We began shipping a small amount of product in the fourth quarter of 2010, and alternate supply of the remaining key products will ramp up in the latter half of 2011. At the appropriate time, we will invest in market support for our over-the-counter brands. We also will be introducing product and packaging innovations for a number of products, especially those for young children.

### 2010 HIGHLIGHTS

Even as we faced challenges throughout 2010, we remained unwavering in who we are as a company. The source of our enduring strength is a fundamental commitment to Our Credo and an operating model that has served us well for decades.

Our operating model includes a commitment to being broadly based in human health care; a decentralized management approach that keeps our people close to customers; managing for the long term; and a focus on people and values. We focus on four growth enablers—products, pipelines, global presence and people—that support the model and enable accelerated growth.

Our 2010 accomplishments reflect the strength of our model and growth enablers.

- **New Products:** We introduced innovative products across our businesses and saw strong growth in recently introduced products. These include consumer products that address emerging health care needs, such as JOHNSON'S® NATURAL® baby products and LISTERINE® ZERO™ mouthwash. In our Medical Devices and Diagnostics (MD&D) segment, we launched more than 50 new products. For example, a new ENSEAL® tissue-sealing device for large vessel sealing in open surgery was introduced in the U.S., strengthening our energy surgical instrument portfolio. In Pharmaceuticals, we saw growth of key innovations approved in 2009—NUCYNTA®* (tapentadol) for pain, STELARA® (ustekinumab) and SIMPONI® (golimumab) in immunology, and INVEGA® SUSTENNA® (paliperidone palmitate) for schizophrenia.

  With a consistent flow of new products based on scientific innovation, approximately a quarter of Johnson & Johnson sales last year came from new products introduced in the past five years, and approximately 70 percent of our sales were from products with No. 1 or No. 2 global market share positions.

- **Leading Product Pipelines:** Across our businesses, we invested nearly $7 billion in research and development to advance our newest technologies and pipeline compounds. Our Pharmaceuticals pipeline is recognized as among the best in the industry

  Rivaroxaban**, our anti-coagulant, has been filed in the U.S. for the prevention of stroke in patients with atrial fibrilation, a condition that can lead to major physical and behaviorial impairments, or death. The Company also responded to the FDA Complete Response Letter for its review of the rivaroxaban filing for preventing deep vein thrombosis and pulmonary embolism following total knee and hip replacement surgery. Abiraterone acetate, an investigational compound for the treatment of metastatic advanced prostate cancer from last year's acquisition of Cougar Biotechnology, was granted priority review in the U.S. and accepted for accelerated assessment in Europe. Telaprevir,*** for hepatitis C, an undertreated global infectious disease, has also been accepted for accelerated assessment in Europe. Additionally, we filed TMC278 for HIV in both the U.S. and Europe.

  In MD&D, the Fibrin Pad, a revolutionary hemostasis product that combines two biomaterials and two biologics to stop bleeding during surgical procedures, was filed for regulatory approval with the FDA.

- **Targeted Acquisitions:** We believe in an organic and collaborative approach to innovation. In addition to our own internal research and development programs, we create partnerships through licensing and make targeted acquisitions to either add a capability or gain an asset from which we can drive more value. We acquired Micrus Endovascular, a

* NUCYNTA® is licensed from Grünenthal GmbH.
** Rivaroxaban is co-developed with Bayer HealthCare.
*** Telaprevir is developed in collaboration with Vertex Pharmaceuticals, Inc.

global developer and manufacturer of minimally invasive devices for hemorrhagic and ischemic stroke. In February 2011, Johnson & Johnson completed its tender offer for Crucell N.V., which develops vaccines against infectious diseases. In addition to strategic acquisitions, we collaborate and partner with other companies and academic institutions pursuing exciting discoveries that we can enhance with our global development capabilities.

• **Growth in Emerging Markets:** We continued our strong progress in emerging markets, with sales growing 14 percent operationally in Brazil, Russia, India and China. We continue maximizing research and development centers in these regions to develop medical devices, pharmaceuticals and consumer products based on insights in local markets. We have a vast and growing network of medical and surgical institutes around the world to train and educate the doctors and nurses who use our products. And with rapid economic growth in emerging markets, we're expanding our product offerings to meet the unique needs of the mass market comprising billions of people who are now gaining a greater degree of health care coverage.

The opportunity here may reflect more affordable products or products focused on diseases that are more common in emerging markets than in developed markets. Offerings include market-appropriate sutures, consumer products, staplers, blood glucose meters, knee replacements and local or regional pharmaceuticals. The objective is superior outcomes for patients who may not have had access to such technologies or products.

• **Talented People:** As we look toward the future, a top priority for Johnson & Johnson is continued development of a leadership team that is well-positioned for sustainable growth. At the end of 2010, we announced organizational changes designed to further long-term succession plans and assure that we have talented and experienced leaders at all levels of the organization. Joining me as part of an expanded Office of the Chairman are Alex Gorsky, previously Worldwide Chairman, Medical Devices & Diagnostics, and Sheri McCoy, previously Worldwide Chairman, Pharmaceuticals.

Other additions to our senior leadership team are a direct reflection of the strength, depth and diversity of our talent pipeline. We are committed to giving our people opportunities to work across our various business groups and geographies. And we continue to invest more than ever in our people. Our objective is simple: to develop employees with the skills, judgment and integrity to carry on the Johnson & Johnson legacy.

We have the people, products, pipelines and footprints in global markets to sustain long-term growth. And with a continuous focus on addressing unmet needs, we invest in technologies with the potential to significantly improve health care.

**PHARMACEUTICALS**

Our Pharmaceuticals segment focuses on meeting important patient needs. With sales of $22.4 billion, we saw rapid growth of recently launched products. For the year, the segment

The source of our enduring strength is a fundamental commitment to

## Our Credo

and an operating model that has served us well for decades.



BROADLY BASED IN HUMAN HEALTH
MANAGED FOR THE LONG TERM
DECENTRALIZED APPROACH
PEOPLE AND VALUES


experienced an operational sales decline of 1 percent. Excluding the impact of generic competition and health care reform, pharmaceutical sales would have increased by nearly 4 percent operationally.

We continued to make significant investments to expand our presence in emerging markets which grew at double-digit rates, as well as in new therapeutic areas like vaccines and Alzheimer's disease. We are the leader in the U.S. immunology market, with three significant brands. Our flagship product REMICADE® (infliximab), for the treatment of a number of immune-mediated inflammatory diseases, grew 7 percent operationally. Newer products STELARA® (ustekinumab) and SIMPONI® (golimumab) continued increasing market share and generated more than a combined $600 million in sales for the year. REMICADE®, STELARA® and SIMPONI® contributed to 17 percent operational growth for the Immunology franchise.

In long-acting antipsychotics, we grew 14 percent operationally. RISPERDAL® CONSTA® (risperidone) Long-Acting Injection, an atypical antipsychotic administered every two weeks for the treatment of schizophrenia or the maintenance of bipolar 1 disorder, grew 6 percent operationally. INVEGA® SUSTENNA® (paliperidone palmitate), for the treatment of schizophrenia, continued to increase U.S. market share, contributing to our expanding market leadership.

In the HIV area, PREZISTA® (darunavir) and INTELENCE® (etravirine) grew sales operationally by 46 percent and 41 percent, respectively, achieving together more than $1 billion in sales for the first time while providing access to markets with

## Medical Devices and Diagnostics Segment Sales

**Sales by Major Franchise** (in billions of dollars)

2010 Sales: $24.6 billion

Sales Change
Total: 4.4%
Operational*: 3.4%


ETHICON ENDO-SURGERY®
$4.8
5.9%
ORTHO-CLINICAL DIAGNOSTICS®
$2.0
4.6%
VISION CARE
$2.7
6.9%
CORDIS®
$2.5
(4.7%)
DEPUY®
$5.6
4.0%
DIABETES CARE
$2.5
1.2%
ETHICON®
$4.5
9.2%

## Pharmaceutical Segment Sales

**Sales by Major Product** (in billions of dollars)

2010 Sales: $22.4 billion

Sales Change
Total: (0.6%)
Operational*: (1.0%)


REMICADE®
$4.6
7.1%
RISPERDAL® CONSTA®
$1.5
5.3%
TOPAMAX®
$0.5
(53.3%)
VELCADE®
$1.1
15.8%
OTHER
$9.1
6.6%
ACIPHEX®/ PARIET®
$1.0
(8.2%)
CONCERTA®
$1.3
(0.5%)
LEVAQUIN®/ FLOXIN®
$1.4
(12.5%)
PROCRIT®/ EPREX®
$1.9
(13.9%)

## Consumer Segment Sales

**Sales by Major Franchise** (in billions of dollars)

2010 Sales: $14.6 billion

Sales Change
Total: (7.7%)
Operational*: (8.9%)


OTC PHARMACEUTICALS & NUTRITIONALS
$4.6
(19.2%)
WOMEN'S HEALTH
$1.8
(2.7%)
WOUND CARE/ OTHER
$1.0
(10.4%)
SKIN CARE
$3.5
(0.4%)
BABY CARE
$2.2
4.4%
ORAL CARE
$1.5
(2.7%)

*Operational excludes the impact of currency

the most significant need.

In Oncology, Velcade* (bortezomib), for multiple myeloma, grew 16 percent operationally while eclipsing $1 billion in sales outside the U.S. for the first time.

In addition, we continue to pursue line extensions. We submitted applications for several major line extensions, among them REMICADE® and SIMPONI®, which continue to build the strength of our Immunology franchise.

Over the next three years, we expect to file compounds to address critical medical needs, including Alzheimer's disease and diabetes, conditions growing in prevalence as the population ages. With five compounds currently in registration and several more planned in the coming years, our portfolio ranks among the leaders in the industry. Our pipeline meets unmet needs and features many true innovations designed to change the treatment paradigm for patients.

### MEDICAL DEVICES AND DIAGNOSTICS

The Medical Devices and Diagnostics (MD&D) franchises comprise the world's largest medical technology business, with sales of $24.6 billion, an increase of approximately 3 percent operationally. Despite the economic slowdown, which led to a decline in surgical procedures and pricing pressures across the business, we achieved growth in six of our seven franchises, as well as in all regions.

Our MD&D businesses advanced a very strong pipeline, completed and integrated several acquisitions, and aggressively expanded into emerging markets. The segment maintained or improved market share in the majority of its largest product platforms, despite intense competition.

For example, the Ethicon franchise grew 8 percent operationally, based on its strong suite of surgical products, as well as recent acquisitions in new markets like aesthetics and ear, nose and throat surgery. The Ethicon Endo-Surgery franchise grew 5 percent operationally. Double-digit growth in its advanced sterilization products and energy products were major contributors. Our Vision Care franchise had operational sales growth of 4 percent based on its core ACUVUE® Brand Contact Lens and the continued launch of 1-DAY ACUVUE® TruEye™ Contact Lenses into new markets. The Ortho Clinical Diagnostics franchise grew 4 percent operationally with the continued growth of the VITROS® 3600 and 5600 analyzers.

The DePuy franchise increased operational sales by 3 percent based on the strength of its orthopaedic reconstruction, sports medicine and neurological businesses. Diabetes Care increased operational sales by 2 percent with the introduction of a number of new OneTouch® products around the world. Meanwhile, sales in the Cordis franchise continued to decline due to competition in drug-eluting stents. This was partially offset by the strong growth of electrophysiology products in the Biosense Webster business, which grew nearly 20 percent operationally for the year.

### CONSUMER

Consumer sales were $14.6 billion, a decline of approximately 9 percent operationally. Sales were impacted by McNeil recalls, as well as the general economic slowdown and greater consumer sensitivity to spending, reflected in a broad move towards store

* Velcade is a trademark of Millennium Pharmaceuticals, Inc.

brands and smaller sizes in certain markets. Despite the headwinds, we saw positive momentum in emerging markets, where sales grew by double digits.

Operational sales decreased in most of our consumer franchises. However, we saw growth in many product lines, including DABAO® skin care products, NICORETTE®, JOHNSON'S®, AVEENO® and LE PETIT MARSEILLAIS®, where our science-based innovations and expansion into emerging markets continued to drive strong results. We also introduced new product innovations and line extensions to iconic brands, such as JOHNSON'S® NATURAL®, LISTERINE® ZERO™, PRECISE™ from the makers of TYLENOL®, ZYRTEC® Liquid Gels and CYTOMIMIC™ technology in several new skin care products.

**Unwavering commitment to the principles embodied in Our Credo and an appreciation for the elements of our operating model are as strong today as at any time in our history.**

Our Consumer business continues to distinguish itself with science-based innovations, proprietary technologies and recommendations by health care professionals. More than a billion people around the world count on our consumer products for themselves and their families.

#### OUR ENDURING STRENGTH

With the challenges of 2010, and within the context of our 125th anniversary in 2011, we are reminded more than ever of our heritage. Unwavering commitment to the principles embodied in Our Credo and an appreciation for the elements of our operating model are as strong today as at any time in our history.

We are not perfect; we will make mistakes. And when we do, we hold ourselves accountable to correct them. That accountability is inherent in Our Credo. Its tenets demand a special level of responsibility ... first to patients and customers, then to our employees, our communities and our shareholders. Our Credo remains our North Star.

Another enduring strength is the character of the people of Johnson & Johnson. Despite diverse businesses, we are united by an extraordinary bond—a commitment to caring for one person at a time and touching the world—originating from Our Credo values. It is a quiet sense of purpose focused around the lives we affect, the families and children we touch, and the professionals who support their health.

Our products, our pipeline and our global presence make us strong as a company. Our people and Our Credo set us apart.

#### OUR COMMITMENT TO WOMEN AND CHILDREN

As our businesses have diversified and expanded globally, Johnson & Johnson remains true to the foundation of our company: caring for the health and well-being of mothers and children. We have a heritage unlike any other company. Because we are especially privileged to touch mothers at the most intimate moments with their newborn child, we have a bond forged on deep emotional trust—one that builds a special connection with people. It also magnifies our commitment to help ensure that mothers and children, wherever they may live, enjoy good health care.

Consistent with our legacy, Johnson & Johnson responded with a five-year commitment to the United Nations' renewed efforts to advance the Millennium Development Goals of reducing mortality in women and children by 2015. Our commitment aims to help as many as 120 million women each year for the next five years, reaching 50 countries. It includes initiatives such as mobile health information for expectant mothers, safe birth programs and 200 million doses annually of mebendazole, a treatment for intestinal worms in children.

In addition to this commitment, we support nearly 650 other philanthropic programs in more than 50 countries. While working on saving and improving the lives of women and children, we also focus on building the skills of people who serve community health needs, as well as preventing diseases and reducing stigma and disability in underserved communities.

#### OUR COMMITMENT TO YOU

I commit to you, our shareholders, that as we enter 2011, Johnson & Johnson is well-positioned for future growth. We will restore quality and confidence in our products. We will continue to introduce differentiated new products that advance important unmet needs in human health and well-being. We will continue building and advancing pipelines that fuel our long-term success. And we'll continue expanding into new health care categories and emerging markets that offer unprecedented opportunities to touch more people around the world with better care.

Most important, we will never lose sight of who we are. Our Credo, our operating model and our people are enduring sources of success. We are deeply committed to the people who use our products, to our employees, to the communities in which we live and work, and to you, our loyal shareholders.



William C. Weldon
Chairman, Board of Directors, and Chief Executive Officer

March 16, 2011

---

[1] Excludes special items.

[2] Free cash flow is defined as operating cash flow less capital spending. See Reconciliation of Non-GAAP Financial Measures, page 76.

PHARMACEUTICALS

# Hope for Patients With Infectious Diseases



As a researcher working on hepatitis C clinical trials around the world, Brian Woodfall, M.D., is only too aware of the challenges patients face. Many endure yearlong drug treatments only to have to undergo a liver transplant or even die from complications related to the blood-borne virus.

"Many people don't tolerate the current drugs very well and feel sick," says Woodfall, Vice President of Global Clinical Development for Tibotec Pharmaceuticals. "And at the end of the treatment, so many people aren't cured." The current standard treatment may be successful in less than 50 percent of patients who have the most prevalent form of hepatitis C, and there are no alternative medicines for those who don't respond.

About 170 million people worldwide are infected with hepatitis C, with 3 to 4 million new cases each year, according to the World Health Organization. It is a common cause of cirrhosis of the liver, liver cancer and liver transplants worldwide.

### INNOVATIVE TREATMENTS AIM TO CURE MORE PATIENTS

To meet this critical need, Tibotec Pharmaceuticals is developing two new treatments for hepatitis C. The drugs, telaprevir and TMC435*, have the potential to cure significantly more people than currently available therapies and to halve patients' treatment time, from 12 months to six. Telaprevir was named one of the top 10 medical innovations for 2011 by the Cleveland Clinic. It is now undergoing review by the U.S. Food and Drug Administration and the European Medicines Agency. TMC435 is being evaluated globally in several large Phase III trials.

"These drugs will potentially decrease patients' time away from work and family, and get them back to improved health faster," Woodfall says. "Our research is driven by an intense commitment to save lives and improve patients' health on a day-to-day basis."

### R&D EXPANDS IN INFECTIOUS DISEASES

The hepatitis C medicines are among the treatments that the Infectious Diseases and Vaccines Therapeutic Area is developing to address high unmet medical needs globally. Already a world leader in HIV medicines, the franchise is developing new treatments for tuberculosis (TB) and HIV, and has partnered with Crucell N.V. to develop an influenza treatment and vaccine. In February 2011, Johnson & Johnson completed its tender offer for Crucell, which develops vaccines against infectious diseases worldwide. As a result, Crucell will now operate as the center for vaccines within the Pharmaceuticals group.

"We are developing more effective treatments for infectious diseases to improve the lives of millions of people around the world," says Paul Stoffels, M.D., Worldwide Chairman, Pharmaceuticals.

"In addition to our growing research and development in infectious diseases," he adds, "we will have a greater impact on improving human health globally with our expansion into prevention as we build our vaccines pipeline, particularly in emerging markets."

### BREAKTHROUGH TREATMENTS

One of the world's oldest and most deadly infectious diseases, tuberculosis kills 1.8 million people a year. Company researchers' work in TB has been groundbreaking, and for the first time in more than 40 years, a new class of drugs potentially effective against TB has been

* Telaprevir is developed in collaboration with Vertex Pharmaceuticals, Inc.; TMC435 is developed in collaboration with Medivir AB.



discovered. Now in clinical trials, the treatment, TMC207, will initially target the increasing number of patients who have failed tuberculosis therapies due to drug resistance. Tibotec has partnered with the nonprofit Global Alliance for Tuberculosis Drug Development, which will conduct studies of TMC207 in patients undergoing TB treatment for the first time.

In addition, a new HIV drug, TMC278 (rilpivirine), is undergoing regulatory review and may add to the already strong HIV portfolio. "It is generally safe and well-tolerated in clinical trials," says Dr. Stoffels. "We hope to create a life-saving drug with TMC278."

The two new hepatitis C medicines, which are protease inhibitors, are also breakthrough treatments that may offer new hope to patients who have failed prior drug therapies. As well, they are intended for patients being treated for hepatitis C for the first time. The drugs would be administered in combination with the existing standard treatment.

"Our goal is to use our science and understanding of infectious diseases to help people survive, improve their health and make a significant difference in the lives of patients around the world," Dr. Stoffels says. "That is the highest thing you can do in a human lifetime. This passion for making a difference in the lives of patients around the world is what drives us." ■

**COMMITTED TO RESEARCH** With a passion for scientific research, Ramon Polo (left) and Brian Woodfall are working to develop telaprevir for hepatitis C. Like others at Tibotec in Belgium, they're driven by the knowledge that their efforts have the potential to not only improve health but help people survive.



# Advancing Cancer Care

**FIGHTING CANCER** Clinical trial participant Richard Pflaum and wife Kathy hope he'll benefit from advances in treating cancer.

"Living with cancer, you need a positive attitude," says 64-year-old Richard Pflaum of Bath, England. "What you need is to be able to take some sort of action." So Richard is participating in an ongoing clinical study with abiraterone acetate, a promising investigational medicine for the treatment of metastatic advanced prostate cancer.

Globally, prostate cancer is the second most frequently diagnosed cancer in men and the fifth most common cancer overall. More than 900,000 new cases of prostate cancer were diagnosed in 2008, and more than 258,000 men died from the disease, a 16 percent increase from 2002.

Abiraterone acetate has not received marketing authorization and is for investigational use only. Based on positive results from a completed Phase III study, marketing applications were filed with regulatory authorities in the U.S. and Europe in December 2010, with additional filings planned for 2011.

With abiraterone acetate, the oncology franchise is developing strategies it hopes will one day help prevent or cure certain types of prostate and other cancers. Researchers are working hand-in-hand with today's top oncology experts, testing compounds that disrupt the surrounding tumor microenvironment that helps cancer thrive and using biomarkers to improve patient outcomes.

Abiraterone acetate acts by blocking the synthesis of hormones produced by the body, including those produced by prostate cancer tissue to fuel its growth, according to William Hait, M.D., Ph.D., Global Therapeutic Area Head, Oncology. "We believe that abiraterone acetate is an important medical advance, and we look forward to further developing additional therapies for oncology patients that will help save the lives of people around the world," he says. ■

# Reducing the Risk of Heart Disease

Rivaroxaban* is a promising experimental medicine that may soon become a new alternative to warfarin for reducing the risk of unwanted blood clots.

Johnson & Johnson Pharmaceutical Research & Development, LLC (J&JPRD) recently submitted a New Drug Application to the U.S. Food & Drug Administration (FDA) seeking approval to use rivaroxaban to prevent strokes in patients with the most common heart rhythm disorder—atrial fibrillation. Results from the ROCKET AF trial, comparing rivaroxaban to warfarin, a widely used but challenging-to-manage drug, were presented at the American Heart Association annual meeting.

The study's outcome suggests that "rivaroxaban has the potential to protect the 2.3 million Americans with atrial fibrillation from stroke and its devastating complications," according to Peter M. DiBattiste, M.D., Vice President of Cardiovascular Development, J&JPRD. ROCKET AF is the seventh successful Phase III trial in the ongoing rivaroxaban development program.

In 2011, J&JPRD also expects to learn from the FDA whether rivaroxaban will be approved for the prevention of blood clots following total knee or total hip replacement surgeries. ■

*Rivaroxaban is co-developed with Bayer HealthCare.

# Pursuing Solutions in Immunology

Elizabeth Menduke, 47, lives outside Los Angeles, where she owns her own business. As a result of her psoriasis, she once had scaly red patches on more than 70 percent of her body. After treatment with STELARA® (ustekinumab) for plaque psoriasis, Elizabeth says, "I am so very excited to have clearer skin again."

STELARA®, a treatment approved for moderate to severe plaque psoriasis, is now available in more than 50 countries as a result of additional marketing approvals in 2010.

Another treatment, SIMPONI® (golimumab), approved in 2009 for the treatment of rheumatoid arthritis, psoriatic arthritis and ankylosing spondylitis, is now approved in approximately 40 countries. Two additional applications filed in 2010 seek to expand the U.S. label to include inhibition of the progression of structural damage in the treatment of rheumatoid arthritis and psoriatic arthritis.

REMICADE® (infliximab), a treatment with 15 FDA approvals, also received additional marketing approvals in 2010, including several in Japan. In all, REMICADE® is available in 100 countries.

Such incremental growth with existing products is an important strategy for the Immunology Therapeutic Area, which also expanded research and development capabilities into new treatment areas. In June, Centocor Ortho Biotech Inc. acquired RespiVert Ltd., a drug discovery company focused on developing inhaled small-molecule therapies for the treatment of pulmonary diseases.

Sue Dillon, Ph.D., Global Therapeutic Area Head, Immunology, explains that the acquisition strengthens capabilities to further build a pipeline of novel oral and biologic therapies.

"We're focused on areas such as asthma, chronic obstructive pulmonary disease, idiopathic pulmonary fibrosis, sarcoidosis and lupus," says Dillon, "where we can continue to make a difference in patients' lives." ■

**CLEARER SKIN** Psoriasis once kept Elizabeth Menduke from feeling her best. But she has clearer skin after treatment with STELARA® for plaque psoriasis.



# Targeting Diabetes

Worldwide, 300 million people live with diabetes—almost equal to the entire U.S. population.

"Diabetes is a far-reaching, complex disease," says Martin Fitchet, M.D., Head of the Cardiovascular and Metabolism Therapeutic Area. "We are working to develop new treatment options that will not only help better manage the disease but have the potential to limit its progression."

In 2010, a large clinical development program for canagliflozin* and new collaborations supported the Company's commitment to build a portfolio of diabetes treatments.

Canagliflozin is an investigational oral, selective sodium-glucose transporter-2 (SGLT2) inhibitor being studied in patients for the treatment of type 2 diabetes. The Phase III clinical trial program involves more than 10,000 patients.

A new collaboration with Metabolex, Inc. focuses on discovering, developing and commercializing new treatment options for people with type 2 diabetes and obesity. An agreement was entered into with Diamyd Medical AB to support the development of pharmaceuticals targeting autoimmune diabetes and its complications, in particular the treatment and prevention of type 1 diabetes. ■

*Canagliflozin is developed in collaboration with Mitsubishi-Tanabe Pharma Corporation.

# Local Insights Inspire New Products

Surgeon Zhao Zhongliang serves a farming community in China's Hebei province. He recently worked with the Ethicon Endo-Surgery franchise to develop a new, market-appropriate surgical stapler to meet needs of patients like his.

Specialized surgical staples are often used to connect tissue during certain surgeries. They're credited with quicker recovery times than suturing by hand. But in emerging markets, it often costs too much to use specialized equipment designed for developed markets. Dr. Zhao is excited about what the new surgical tool could mean for his patients.

"Patients who can now receive better health care at lower cost are certainly grateful," he says. "Now, patients don't carry the psychological weight of financial burden, so their recovery is complete."

For a health care company passionate about meeting the unmet needs of hundreds of millions more patients, Johnson & Johnson needs to challenge its innovation capability to develop solutions that will be both appropriate and affordable. To that end, Johnson & Johnson is strategically basing research and development (R&D) centers in emerging markets to develop medical devices and pharmaceutical and consumer products based on insights available in local markets.

### EMERGING MARKET NEEDS

The Asia Pacific region is home to more than 4 billion people, almost 60 percent of the world's population. While the more affluent societies, such as Japan, Australia, coastal China and metropolitan India, have access to innovative products and services, a large segment of the population has been unable to access or afford much beyond a very basic level of health care until now.

Recent health care reforms in China and India, spurred by continuing economic growth in these countries, are creating possibilities for governments to deliver a higher standard of care to many more people. Such reforms, along with the rise of a middle class and expectations of a better quality of life, are providing Johnson & Johnson with an enormous opportunity to address a previously underserved market.

These mass markets are being addressed with a different business model that is focused on bringing an appropriate portfolio of technology and products to smaller and more rural health care settings, matching the specific range of procedures offered. This approach has led to the development of high-quality, affordable products that provide superior outcomes for patients who would not otherwise have access to such technology.

### PASSION FOR INNOVATION

"Our vision is to be a source of innovation for emerging markets and address the unique needs of Asia Pacific patients," says Michael del Prado, Company Group Chairman, Medical Devices & Diagnostics, Asia Pacific. "This might include devices for specific disease states that are prevalent in Asia, simplified and smaller instruments, multi-use or disposable products that are more economical, or a product range for rural health centers."

In June 2011, a Medical Devices and Diagnostics R&D center will open in Suzhou, China, focused on market-appropriate innovation for fast-growing emerging markets. Functions to support this innovation will also be based on the campus, including new product development and marketing, clinical research, regulatory, quality assurance and operations.

Johnson & Johnson has also entered into pharmaceutical research partnerships that connect biotech, medical and academic communities to its global research centers. One is a partnership in cancer research formed in 2008 with Tianjin Medical University Cancer Hospital in China. In November 2010, a research collaboration between Tsinghua University in China and Janssen Pharmaceutica N.V. was announced. "This five-year strategic partnership aims to accelerate discovery research and foster new therapeutic approaches for infectious diseases, an area of significant unmet medical need and one where we feel we can contribute positively to public health goals in China," says Kim Taylor, Company Group Chairman, Pharmaceuticals, Asia Pacific.

In 2009, Johnson & Johnson established a first-of-its-kind late-phase chemical entity facility, Analytical and Pharmaceutical Development Center, in Mumbai, India. The center will play a key role in addressing major global health care challenges, many of which also face Mumbai and the region.

For the consumer sector, the Emerging Market Innovation Center that opened in Shanghai in 2007 is built on a consumer closeness and bonding program, an integral part of emerging market product design and development to meet needs in China.

"I am happy Johnson & Johnson is focused on making new technologies and better health care accessible to lower-income patients," says Dr. Zhao. "This results in better outcomes and fewer complications, really improving the lives of patients." ■

**IMPROVING LIVES** Surgeon Zhao Zhongliang is happy to be a part of making new technologies and better health care accessible to patients like those in the farming community he serves.



# Natural Choices

Sara Snow, an Indianapolis-based TV host and green-living expert, gives her baby a "rub-a-dub-dub cleaning" with JOHNSON'S® NATURAL® HEAD-TO-TOE™ Foaming Baby Wash, then hands her daughter to Dad for the towel snuggle. "Especially for baby products, less is more," says Sara. "It's a fantastic product."

In June 2010, Johnson & Johnson Consumer Companies, Inc. launched the JOHNSON'S® NATURAL® baby line in North America, bringing new, affordable natural baby products to moms at mass retail. The brand was developed in response to the growing number of parents, like Sara, who are environmentally conscious and also want natural products for their babies. All five products are at least 98 percent natural (derived from fruits or plants).

"A growing number of consumers everywhere in the world want a natural solution," says Patrick Mutchler, Company Group Chairman. "As the global leader in baby care, it's our responsibility to meet the different needs of different mothers."

#### NATURAL *AND* MORE SUSTAINABLE

JOHNSON'S® poured more than 100 years of experience plus science, rigorous testing and expertise into developing the natural line. One challenge was defining just what is "natural." While many organizations have formulated standards, these criteria don't address the unique needs of babies.

"Not all natural products are mild enough for a baby's skin," says Jean Holland, Worldwide Franchise, R&D Director. For example, a baby's skin is thinner and more sensitive than an adult's, Holland says. "Some natural ingredients, such as essential oils, can be irritating or allergenic."

JOHNSON'S® ultimately developed a standard for babies, called the BEST FOR BABY NATURALS™ Standard. This led to a formulation that is 98 percent natural for the washes and 99 percent natural for the lotions, using plant- and fruit-derived ingredients. It contains the NO MORE TEARS® formula and the first 100 percent naturally derived fragrance, ALLERFREE™, which is free of known allergens and irritating essential oils.

In addition, JOHNSON'S® NATURAL® packaging is thoughtful of sustainability considerations. The plastic bottles contain no colorant, use up to 60 percent post-consumer recycled content and feature silkscreened graphics rather than labels, reducing packaging weight and waste. The product line was honored with an EARTHWARDS™ designation, which Johnson & Johnson gives to products that demonstrate significant improvements in their environmental footprint. Further, JOHNSON'S® NATURAL® forged a partnership with the National Wildlife Federation* to encourage children's exploration of their natural surroundings.

*A trademark of the National Wildlife Federation. Please visit www.nwf.org.

#### ELEVATES HERITAGE BRAND

"Both the traditional and natural JOHNSON'S® products meet the expectations of purity, mildness and gentleness inherent in our heritage business," Holland says. "It's all about giving moms a choice."

The line includes three baby and two kids products: JOHNSON'S® NATURAL® Baby Lotion, JOHNSON'S® NATURAL® HEAD-TO-TOE™ Foaming Baby Wash, JOHNSON'S® NATURAL® Baby Shampoo, JOHNSON'S® NATURAL® Kids 3-in-1 Shampoo, Conditioner & Body Wash, and JOHNSON'S® NATURAL® Kids 2-in-1 Hand & Face Foaming Wash.

Sara Snow, meanwhile, especially appreciates that the prices are lower than some specialty natural brands and that the products are available at mass retail. "I really like that it's affordable, so that anyone can get their hands on it," says Sara, who was such a fan of the products that she became a spokeswoman. "To go with a product that for so long has been a trusted brand like JOHNSON'S®, that really does the research, people find a real sense of security and comfort in that." ■

#### MILD AND GENTLE

Sara Snow continues to be environmentally conscious with her choices for her child, like using JOHNSON'S® NATURAL® baby products. The product line was recognized with an EARTHWARDS™ designation and has forged a partnership with the National Wildlife Federation. Learn more at www.johnsonsbaby.com.





## Strengthening the Trust of Pediatricians and Parents

**TREATING FEVER** Doctors in more areas of China are now able to give children like Yun Han Yang pediatric MOTRIN®.

Before pediatric MOTRIN® became available in the town of Lv Xiang in 2010, fevers in children like Yun Han Yang in this part of China were commonly treated with an injection, if at all. Her mom, Hai Yan Li, says being able to go to the local clinic for an oral treatment is easier on everyone. She's comforted knowing MOTRIN® offers safe and effective relief from fevers.

Pediatric MOTRIN® has been manufactured in China since 1999, when it was introduced there. It quickly became the market leader in the pediatric fever category in larger cities. Since 2009, an education and awareness campaign has successfully brought this No. 1 pediatrician-recommended anti-fever solution to more children across the country, including those in smaller cities or towns like Lv Xiang.

The campaign uses a first-of-its-kind Fever Treatment Guide, developed by Shanghai Johnson & Johnson Pharmaceuticals, Ltd. in collaboration with the China Medical Association, to address incorrect treatments for fever in children, especially prevalent in smaller communities. Pediatricians nationwide have widely embraced the guide, and MOTRIN® has gained their trust, as well as the trust of parents like Hai Yan Li.

Shanghai Johnson & Johnson Pharmaceuticals and the China Medical Association also collaborate on MOTRIN® Pediatric World Window, launched in 2004 to improve pediatric care by providing continuous education to pediatricians. More than 20,000 pediatricians from around China have participated in satellite symposia on the latest advances in pediatric academic knowledge and research. ■

## Guarding Against Tooth Erosion

One of the body's strongest substances, tooth enamel, plays a vital role in protecting the sensitive inner tooth from daily wear and tear. Yet with today's lifestyle of eating and drinking on the go—particularly acidic food and drink—enamel erosion is all too common.

In the U.K., 91 percent of dentists report seeing patients with acid erosion on a weekly basis, and 9 in 10 adults experience cavities caused by tooth decay.

Rinsing with LISTERINE® Total Care Enamel Guard, a unique blend of LISTERINE® essential oils and enhanced fluoride, helps re-mineralize and re-harden tooth enamel. The product was successfully launched in the U.K. in August 2010 and is expanding into Europe and other markets globally.

The LISTERINE® brand was a significant driver of the Oral Care business in 2010. LISTERINE® Total Care products, including LISTERINE® Total Care Enamel Guard, accounted for more than half the brand's total sales.

"The continued success of LISTERINE® mouthwash in Europe is based on a deep understanding of consumer needs, met through innovative products," says Neil Dickenson, Oral Care Franchise Director, Europe, Middle East and Africa. "LISTERINE® Total Care has been a key focus, driving growth across the region." ■

# Protecting Skin

A little more than two decades ago, when Johnson & Johnson Industrial Ltda. in Brazil launched a campaign to raise awareness of the harmful effects of tanning without protection, it took a primary role in educating Brazilians on the importance of using sunscreen. SUNDOWN® was the first ever sunscreen introduced in Brazil, in 1984. Since then, the company has continued to educate people about sun protection and bring forward meaningful products.

The Research and Technology Center in São José dos Campos matches sun protection innovation with consumer lifestyles in Brazil's mostly tropical climate. "Skin care in general has become more important to Brazilian consumers, who are now more aware of the need for sunscreen, and dermatologists are recommending sunscreen for all ages," says Maria Eduarda Kertesz, Vice President, Beauty, in Latin America. "We've responded to this trend with products that combine other skin care benefits, such as anti-aging, with sun protection, making it easier for consumers to use and dermatologists to recommend and encourage daily application of sun protection."

Dermatologists have been integral to the success of RoC® Minesol, today the No. 1 dermatologist-recommended sunscreen brand in Brazil. In fact, one out of two sunscreens sold in the country is a Johnson & Johnson consumer brand.

"The strong educational material we have offered to Brazilians during more than two decades is one of the main reasons consumers are making an informed choice to use sun protection," says Kertesz. "We've played a role in making sun protection part of the daily routine for people in Brazil." ■

**WEARING SUN PROTECTION** Brazilians Mariana and Pedro enjoy their time at the beach. Their mom knows daily application of sunscreen helps protect against the sun's damaging rays.



# Connecting With Consumers Online

Online and home shopping specialty channels are showing tremendous growth globally in the premium skin care and beauty category. These include TV and mobile-enabled shopping, branded stores and door-to-door sales. The advantages specialty channels offer, including discounts and fast delivery, make them attractive to price-sensitive loyal customers and early adopters.

The Consumer business is moving into these alternate channels and building organizational capabilities to support the strategy. The Korean skin care market is one example.

In 2010 the NEUTROGENA® brand saw double-digit growth in Korea by engaging consumers with content and solutions for acne through a clear-skin website. Products specifically designed for sale online, with direct links to purchase, were the brand's main revenue drivers. Strategic alliances with top online retailers helped make CLEAN & CLEAR® the No. 1 teen skin care brand in major online channels in Korea. And the AVEENO® Baby site has become the hub for sharing the AVEENO® product experience as well as for viral marketing. Efforts like these in Korea contributed to growth outside the U.S. in 2010. ■

# Reaching More of the World

During total hip or knee surgery, it can be extremely challenging to control bleeding," says surgeon Marco D'Imporzano, M.D. "The bleeding site is often difficult to reach, and it is difficult to control this bleeding with traditional surgical techniques."

At Gaetano Pini Hospital in Milan, Italy, Dr. D'Imporzano now has access to a new hemostasis product from Ethicon, Inc. that can be used to stop bleeding. EVICEL® Fibrin Sealant (Human), once thawed, is ready on-demand to help surgeons meet critical bleeding challenges.

EVICEL® is a fibrin sealant approved for general hemostasis in surgery (that is, it can be used in any surgical setting) when control of bleeding by standard surgical techniques is ineffective or impractical. The human plasma-based biologics in EVICEL® sealant allow it to work independently of the patient's clotting factors, creating a simple solution for complex bleeding problems.

Often, surgical success depends on the ability to quickly and effectively control bleeding at the surgical site. EVICEL® sealant has become a critical tool to assist surgeons in ensuring that bleeding during and after surgery doesn't become life-threatening.

"The availability of so powerful a topical hemostatic product is extremely important," says Dr. D'Imporzano. "Using a product like EVICEL®, together with a minimally invasive surgical approach, can lead to improved outcomes for patients."

EVICEL® sealant is the first product from Omrix Biopharmaceuticals, Inc. that Ethicon is taking to more global markets. When Ethicon acquired Omrix in 2008, EVICEL® sealant was available in one country. By the end of 2009, it was in 10 countries, and at the end of 2010, in 20 countries, including Italy, where it launched in October.

"This is a great example of how we've used our scale to quickly globalize important products," says Randy Hubbell, Worldwide Vice President, Ethicon Biosurgery unit. "With EVICEL® we've taken the best technology, leveraged the global network of Johnson & Johnson companies and provided a strategic plan executed by local teams. Now more doctors can access this leading technology and make meaningful differences for their patients."

Because EVICEL® sealant is both a biologic and a medical device product, knowledge and experience in launching pharmaceuticals as well as medical devices was needed to expand to so many markets so quickly. In markets like Turkey and Greece, Medical Devices and Diagnostics (MD&D) teams reached out to their counterparts in Pharmaceuticals. Local expertise was the best way to manage the complexity in Italy, which has 21 provinces with distinct regulatory bodies, each with specific requirements.

"Our strategy was to provide local leadership with comprehensive, cross-functional tools," says Ron Horton, Group Product Director, Ethicon, Inc., who led the EVICEL® sealant globalization efforts. "The approach we used is scalable and adaptable for other business units, which could prove beneficial for teams in both the MD&D and pharmaceutical segments as they work to achieve global business goals."

#### GLOBALIZATION DRIVES BUSINESS

The ability to quickly globalize products is just one way the MD&D business segment is capitalizing on globalization. Another is by developing market-appropriate products.

Today the global MD&D market is worth approximately $350 billion, more than 50 percent of which is outside the United States, where markets are growing at a slightly faster rate. And emerging markets are growing still faster—two to three times the rate of the overall market.

In China, product offerings are being expanded to meet the unique needs of the mass market, which comprises hundreds of millions of people who now have access to some degree of health care. MD&D businesses have launched a number of market-appropriate products in China recently. Ethicon Endo-Surgery, Inc. introduced the ADVANT™ 55 Linear Stapler in 2008 and the HCS Disposable Curved Circular Stapler in 2010.

Designed for specific Asian markets, the ONETOUCH® ULTRAVUE™ blood glucose meter from LifeScan, Inc. was successfully launched in Japan in mid-2008 and is now a popular meter there. The meter was introduced in 2010 in China, where diabetes is quickly becoming an epidemic. Recent data indicates that one in 10 people in China now have the disease.

To further accelerate progress in emerging markets, more research and development is being done outside the U.S. (See story on page 10.)

#### PATIENT NEEDS DRIVE EFFORTS

Efforts to develop market-appropriate products and quickly globalize new and existing products rely on an ability to leverage capabilities throughout Johnson & Johnson. The result is reaching more of the world with products that can make a difference.

And that excites the Biosurgicals team too. "We've achieved an important market presence with EVICEL®, paving the way for products we're developing," says Dan Wildman, Worldwide President of Ethicon, Inc., responsible for the Ethicon Biosurgery unit. "By meeting significant needs of surgeons, we're meeting vital needs of their patients." ■

**SURGICAL SUCCESS** Dr. Marco D'Imporzano completes about 1,000 hip and knee replacements each year. He says adjunctive hemostatic products like EVICEL® sealant, combined with a minimally invasive approach to procedures, may improve outcomes.



# Stopping Deadly Infections

Nearly 125 years ago, Johnson & Johnson pioneered ready-to-use surgical dressings that helped keep pathogens from infecting wounds. Now, Advanced Sterilization Products (ASP), a division of Ethicon, Inc., is pioneering the reduction of pathogens from health care settings with GLOSAIR™ area disinfection products.

The World Health Organization estimates that in Europe, more than 4 million patients are affected by approximately 4.5 million episodes of health care-associated infections (HAIs) each year, causing 16 million extra days of hospital stay and 37,000 deaths. Another consequence: HAIs place significant cost pressure on hospitals.

GLOSAIR™ helps reduce the risk of HAIs and is on course to become a new standard of care. Studies show that this safe and user-friendly technology—a hydrogen peroxide dry-mist system—is a more effective method of disinfecting health care settings, following cleaning, than sole reliance on manual application of traditional disinfectants.

"These machines have helped us maintain a good standard of cleaning and manage a safe patient environment," says Paul Andrews, Housekeeping Manager, Dorset County Hospital, England. The local emergency hospital has used GLOSAIR™ 400 Systems to help reduce HAI rates. "We've achieved one of the lowest MRSA rates in the National Health System since adding GLOSAIR™ to our infection-prevention practices," says Andrews.

Since acquiring Gloster Europe in 2009, ASP has leveraged its ability to take GLOSAIR™ to more markets. A global rollout began with launches throughout Europe in 2010; plans are to launch in the U.S. in 2011. ■



**INFECTION PREVENTION** Paul Andrews and colleague Carrole White use a GLOSAIR™ 400 System to help reduce health care-associated infections at Dorset County Hospital in England.

# A World Without Limits for People With Diabetes

Diabetes is a global epidemic that's increasing at an alarming rate. "One of the biggest challenges people with diabetes face is keeping their blood glucose levels in range," says Kenneth Moritsugu, M.D., Vice President, LifeScan, Inc. "Better control can lead to fewer long-term complications and ultimately can lower health care costs."

That's why the Diabetes Care franchise remains dedicated to creating a world without limits for people with diabetes, delivering innovative products and tools that are easy for health care providers to teach and give patients more helpful information.

In 2010, LifeScan began a global rollout of the OneTouch® Verio™ Blood Glucose Monitoring System. This accurate, easy-to-use system requires no coding and filters out many common interferences, reducing the chance for error. The system was test-marketed in the Netherlands with patients on insulin therapy and launched in Australia and Europe. Other markets will follow in 2011.

Also in 2010, Animas Corporation, a leader in insulin pump systems, partnered with the Juvenile Diabetes Research Foundation to develop a first-generation partially automated glucose management system, a step toward the goal of revolutionizing treatment of type 1 diabetes. ■

# New Strength for Stroke Treatment

About 15 million people worldwide suffer a stroke each year, and as many as one-third die from it, according to the World Health Organization. Often, treatment or interventions to prevent stroke require physicians to use special devices to gain access to the brain. Two companies on which neuro-interventionalists rely for such devices have come together to create one of the broadest portfolios and one of the deepest pipelines in the neurovascular industry.

In September 2010, Johnson & Johnson acquired Micrus Endovascular Corporation, a global developer and manufacturer of minimally invasive devices for hemorrhagic (caused by bleeding) and ischemic (caused by a blockage) stroke.

"There are significant unmet needs in the treatment of neurovascular disease," says P. Laxmin Laxminarain, Worldwide President, Codman & Shurtleff. Micrus Endovascular and Codman Neurovascular develop innovative and complementary products and technologies for treating cerebral aneurysms, which can lead to stroke. "Our hope is that by bringing these companies together," says Laxminarain, "we can fuel rapid and meaningful innovation that further improves therapeutic options and access to care, and ultimately makes a difference in the treatment of this debilitating condition." ■



**OPTIMISTIC OUTLOOK** A heart out of rhythm caused fatigue and worry for volunteer fireman Thomas Buehler. Since his AFib ablation procedure, he says the anxiety and stress he once felt are gone.

# Unlocking the Dimensions of the Human Heart

Thomas Buehler, 57, of Round Lake, Ill., is hopeful he has kicked atrial fibrillation (AFib) for life. He hasn't had a recurrence since his AFib ablation* procedure more than a year ago, and his electrophysiologist, Andrea Natale, M.D., F.A.C.C., F.H.R.S., shares his optimism. "Although we can never tell a patient to forget about it completely," says Dr. Natale, "in general when people do well beyond one year, the chance of a recurrence later in life is very small."

The most common form of irregular heartbeat, AFib affects more than 20 million people worldwide and is the leading cause of stroke among people over age 65. A treatment called AFib ablation passes energy through a thin wire catheter placed inside the heart to disrupt specific tissue identified as a trigger. The CARTO® 3 System, the most advanced 3-D imaging technology from Biosense Webster, Inc., helps electrophysiologists perform AFib ablation with a high degree of accuracy.

"There is a very fine line between doing the right thing for the patient and taking a chance of a complication," says Dr. Natale. "The CARTO® 3 System shows you, in real time, exactly where you are. It allows you to create a virtual geometry of the heart, to do the procedure very accurately."

For seven years prior to his procedure, Tom suffered frequent AFib flare-ups that lasted anywhere from two to eight hours. "It was depressing," he says, recalling the extreme fatigue that came with them. Recently retired, he loves taking long walks and is enjoying living life again. "All that anxiety and stress is gone. My life has changed completely." ■

* THERMOCOOL® Navigation Catheters are approved for drug refractory recurrent symptomatic paroxysmal atrial fibrillation when used with CARTO® Systems (excluding NAVISTAR® RMT THERMOCOOL® Catheter).

# Pathway to Patients

There's a pride and also a big sense of responsibility in what we do," says Ray Hanley, Operations Development Coordinator, DePuy (Ireland). "Some 600 knees leave here every day to be implanted in patients around the world."

Johnson & Johnson Supply Chain (JJSC) helps coordinate the path that our health care products take to reach people— doctors, nurses and patients, mothers, fathers and other caregivers— and meet their needs.

"Processing orders, myself and others I work with genuinely feel how important it is to get high-quality product to where it ought to be," says Elaine Eager, International Supply Group Team Leader, DePuy (Ireland), who once personally transported a knee implant to a hospital due to an urgent patient need. "It's not simply about moving product from one place to another—it's about transforming lives."

Worldwide, JJSC includes a network of manufacturing sites, external manufacturers, distribution centers and approximately 50,000 associates.

"Our supply chain organization is a large part of who we are as a company and plays a vital role in our ability to meet the needs of our customers," says Ajit Shetty, Ph.D., Corporate Vice President responsible for JJSC. "We have deployed a new supply chain operating model that will enable growth, drive quality and compliance, and help us run more efficiently so we can more effectively serve patients and consumers worldwide."

### A NEW HOLISTIC MODEL

The formation of an enterprise supply chain operating model was announced in January 2010. Objectives of the new organization are to enable growth, drive quality and compliance, improve costs and provide professional development for our people.

Created by business leaders in all three sectors, the model will coordinate essential supply chain functions—like procurement, customer and logistics services, and asset allocation—while maintaining critical decentralization of sector operating companies, one of the proven strategies of Johnson & Johnson.

"Ultimately, this new approach to the supply chain will improve the experience our customers have when doing business with Johnson & Johnson companies while generating incremental value for our businesses," says Shetty.

### ENABLING PERFORMANCE TODAY

The organizational design for JJSC includes a new operating model for Quality & Compliance (Q&C) and a new structure for Supply Chain Strategy and Project Management. Cross-sector collaboration that the new enterprise model helps facilitate is already playing out in recovery plans related to manufacturing issues experienced at McNeil Consumer Healthcare.

"The McNeil situation has all of us rethinking business continuity planning and how we utilize our plants and partner suppliers," says Robert Salerno, Vice President, Supply Chain Strategy and Project Management, JJSC. "Rather than plan around one operating unit, we can approach manufacturing from a Johnson & Johnson vantage point. With the new supply chain model, we're more able to leverage assets, best practices, systems and technologies while offering supply chain leaders professional development opportunities across our companies."

The new operating model will also create a single framework for Q&C across companies, inclusive of common quality standards by product types such as devices, drugs and combination products.

"By standardizing processes in our quality systems and by providing greater oversight in this area, we can reduce complexity and risk in the area of quality," says Kathy Wengel, Chief Quality Officer, JJSC.

### NURTURING GROWTH TOMORROW

In addition to improving quality and compliance, the new model is designed to enable growth and improve efficiency and effectiveness. Again, cross-sector collaboration—key to bringing forth health care technologies that draw on expertise from more than one business segment—will flourish as manufacturing and quality experts from various business units have opportunities to combine their talents.

"Campus Ireland" is one example. There are six manufacturing facilities in Ireland across our Medical Devices and Diagnostics and Pharmaceutical businesses. The close proximity of these facilities enables the companies to work collaboratively on a range of projects while facilitating the transfer of employees between sites for specific projects, career development and promotion opportunities. Campus leaders in Ireland are also working toward creation of a shared state-of-the-art manufacturing facility for convergent medical technology products.

"Our journey to coordinate our supply chain organizations is under way," Shetty says. "The operating model has the potential to benefit those we serve by driving quality, efficiency and effectiveness in all we do and touching—and transforming—lives for years to come." ■

### PUTTING PATIENTS FIRST

"Close collaboration with colleagues throughout the supply chain allows me to gain a holistic appreciation of the steps between my activities and each patient," says Ray Hanley in Cork, Ireland. When such insights are used in decision-making, "It's how we put patients first."



# 125 Years of Caring

Having heard Joseph Lister speak in 1876, Robert Wood Johnson was inspired to start a company to manufacture the first mass-produced sterile surgical dressings and sutures according to Lister's methods, helping to make surgery safer and save lives. With his brothers, James Wood Johnson and Edward Mead Johnson, he founded Johnson & Johnson, a company that has come to be known for its caring.

Caring inspires the people of Johnson & Johnson to advance health and well-being. Just as the Johnson brothers did, we embrace research and science, bring forward innovative ideas, products and services, and work with partners in health care to touch lives throughout the world.

"Meeting unmet needs in health care, one of our most important mandates, is to foster innovation both internally and through external collaborations," says Garry Neil, M.D., Corporate Vice President, Corporate Office of Science & Technology. "Throughout our business segments, we have talented and driven scientists whose work is at the heart of product innovations we continue to bring forward, just as we've done for 125 years."

Dr. Frederick Barnett Kilmer was the Company's first scientific director and chief publicity officer, from 1889–1934. Dr. Kilmer spread knowledge of antiseptic methods for treating wounds, furthered the scientific direction of the Company, and helped earn trust for its expanding product lines among physicians and patients. His tenure saw many pioneering firsts, including steam sterilization techniques, first aid kits, JOHNSON'S® Baby Powder and BAND-AID® Brand Adhesive Bandages—invented by employee Earle Dickson.

As Johnson & Johnson grew, new companies were added. With new companies came great scientists. Dr. Philip Levine studied human blood and discovered many of the subgroups in blood typing. His work led to the development of RhoGAM®, the first Rho (D) immunoglobulin product to treat hemolytic disease of the newborn and a product that has helped save the lives of countless babies. Dr. Paul Janssen, a Belgian scientist and one of the 20th century's most innovative and inspiring pharmaceutical researchers, discovered haloperidol and led teams credited with discovering 80 medicines.

The promise of new innovations inspires Johnson & Johnson scientists today. Miri Seiberg, Shawn Stad and Marie-Pierre de Béthune are among the select scientists who share the distinction of having received the Johnson Medal for Research and Development for outstanding science and technology relating to contributions to a specific product or process. Named after the late General Robert Wood Johnson, who authored Our Credo in 1943, it is the most prestigious award for research and development in the corporation. Each of the honoree's experiences demonstrates that caring for others combined with innovative research and science makes all the difference.

"Johnson & Johnson enables us to be at the cutting edge of technology," says Miri Seiberg, Ph.D., Distinguished Research Fellow at the Skin Biology group, Johnson & Johnson Consumer Companies, Inc. "We can combine knowledge and technology with innovative ideas to create better products and better serve our customers." Seiberg is a 2003 recipient for the discovery and development of the "Total-Soy" skin care platform technology.

"As scientists make new discoveries and gain a deeper understanding of the human body, more doors open to develop new products," says Shawn Stad, Staff Engineer at DePuy, Inc., a 2010 recipient for his role in developing the VIPER®2 Minimally Invasive Spine System. "There will always be a need for medical intervention, and there will always be value in doing it better."

For Marie-Pierre de Béthune, Ph.D., Vice President, External Innovation at Tibotec, BVBA, receiving the medal shows that ultimately the work makes a difference for patients. "The highest recognition I can get is when patients thank us for the drugs," says de Béthune who was awarded the recognition in 2009 for the discovery and development of PREZISTA™ (darunavir), for the treatment of HIV-1 infection. "Each patient who says thank you is as breathtaking as the next. You don't get used to it." ■

**A PORTRAIT OF INNOVATION** Since 1886, generations of Johnson & Johnson employees have brought forth transformative ideas and products. Every invention, every product, every breakthrough has been and will be powered by people and inspired by their caring. These are just some of our landmark inventions and products. A guide to the photo is on the inside back cover. Learn more at www.jnj.com/ourhistory.


Our Credo
Fragile...handle with Johnson's
Johnson's BABY POWDER
Johnson's BABY LOTION
Johnson & Johnson
FIRST AID
WOOD'S EMERGENCY




no more tears
Johnson's
baby
shampoo


DRYBAK
BAND-AID


ORTHO DIAGNOSTICS
Rh0 (D) Immune Globulin
RhoGAM
ORTHO-GYNOL
CONTRACEPTIVE JELLY
2.85 OZ (81g) · APPLICATOR






See New Warnings Information
TYLENOL
EXTRA STRENGTH
Rapid Release


Johnson's
BABY
POWDER
BORATED TALCUM



# Caring for Women and Children

Sarah Omega in Kenya, Yu Haixia in China and Megan Johnson in the United States share something in common. Each of these mother's lives has been touched by Johnson & Johnson and its network of community-based partners, working together to better health and save and improve lives.

"Caring for the health of mothers and children has been a pillar of our philanthropic initiatives for the last 100 years," says Sharon D'Agostino, Vice President, Worldwide Corporate Contributions, Johnson & Johnson.

In 2010, Johnson & Johnson continued its long-standing legacy with a five-year commitment in response to the United Nations' call to action to achieve the Millennium Development Goals (MDG) of reducing mortality in women and children by 2015. The commitment aims to help as many as 120 million women each year over the next five years, reaching 50 countries through our philanthropic programs.

"We have a responsibility to share our resources and bring the latest knowledge, technology and medicine to improve the lives of women and children," says D'Agostino.

The MDG commitment includes research and development efforts to bring forward new treatments for HIV and tuberculosis (see related story on page 6); 200 million doses annually of mebendazole, a treatment for intestinal worms in children (see the Company's 2009 annual report); extended support for a variety of safe birth programs; and a significant expansion of mobile health initiatives in countries with high infant mortality rates and high mobile penetration, such as Bangladesh, China, India, Mexico, Nigeria and South Africa.

### SAFE PREGNANCY AND BIRTH PROGRAMS

Sarah Omega suffered 12 years of incontinence and social rejection because of fistula, an injury resulting from prolonged childbirth. "It was the first time I could afford a genuine smile," she says, recalling the day it was repaired. The United Nations Population Fund (UNFPA) estimates that more than 2 million women have untreated fistulas, and approximately 100,000 more develop the condition each year. Johnson & Johnson supports UNFPA and key hospitals such as Addis Ababa Fistula Hospital in Ethiopia and Comprehensive Community Based Rehabilitation in Dar es Salaam, Tanzania, to prevent and treat fistula and help survivors rebuild their lives.

Another example of a safe birth program: When Yu Haixia's son, Song Xiaoyan, was born, he could not breathe on his own until nurses performed life-giving resuscitation. Xiaoyan is one of thousands of children given new life through China's Neonatal Resuscitation Program (NRP), a joint effort by Johnson & Johnson, the Chinese Ministry of Health and the American Academy of Pediatrics to address birth asphyxia—when a baby is unable to breathe at birth. Since its launch in late 2004, more than 100,000 medical professionals from more than 20 provinces have been trained. In studies conducted by the Chinese Ministry of Health, birth asphyxia mortality declined by 53 percent in the 360 hospitals surveyed.

### MOBILE HEALTH FOR MOTHERS

Alessandra, 2, is the joy of her mother Megan Johnson's life. But so far, Megan's second pregnancy seems much harder on her than her first. So the Middletown, Conn., mom is using the text4baby service for help. "Messages and reminders from text4baby help put me at ease. Being relaxed is better for me and my baby," she says.

Text4baby offers free health information for expectant mothers and through a baby's first year of life, easily accessible through cell phones. This landmark project is made possible through a public-private partnership that includes government, corporations, academic institutions, professional associations, trial agencies and nonprofit organizations. Johnson & Johnson is the founding sponsor of the text4baby service and expanded its commitment in 2010 with a multimillion-dollar, multi-year pledge. This support will significantly accelerate the reach of text4baby in the United States.

### MAXIMIZING IMPACT

"The impact we have on people's lives is a vitally important aspect of our giving and caring as a company," says D'Agostino. "Equally important is the support we provide to our community-based partners. We provide strategic guidance as well as financial support, working with these organizations to measure their results and ensure that programs are having the desired effect."

In the last decade, Johnson & Johnson and its operating companies have provided more than $4.3 billion in grants, product donations and patient assistance, touching lives around the world. ■







**SAFE BIRTH PROGRAMS** After surgery repaired her fistula, Sarah Omega (top) went from being a victim of social stigma to a social advocate with the UNFPA Campaign to End Fistula. Yu Haixia (bottom left) remembers vividly the horrifying silence and then her baby's first cry, a sign he could breathe on his own, after nurses performed life-giving resuscitation. Megan Johnson (bottom right) is using text4baby to help her during her second pregnancy as she tries to take the best care of herself, daughter Alessandra and baby on-the-way. Read their stories, and more about the Company's philanthropic efforts, on www.jnj.com/ourcaring.



# Recycling Material and Reshaping Lives

**MEANINGFUL LIFE** Iraci Leandro dos Santos finds purpose in the mantra "We recycle and the Earth benefits."

The recycling cooperative Futura in São José dos Campos, Brazil, is a strong community of people otherwise invisible to society. Its members proudly do work that provides a service to the larger community and serves a significant purpose. "The work we do here is important because people outside learn about recycling through us," says Iraci Leandro dos Santos. She proclaims the Futura mantra: "We recycle and the Earth benefits."

Iraci is a *catador*, one of many who collect and process waste material for recycling, living and working in cooperatives. The cooperatives create a purpose-filled way of life, providing a level of dignity for its members, who are poor and formally unemployed. In 2009, Project Phoenix was started to help Futura and other cooperatives in Brazil responsibly foster their lifestyle and improve their livelihood. The catadores have operated largely on an unwritten social code of cooperation. Project Phoenix helps cooperatives improve their operational processes, document policies and develop a stronger social infrastructure.

"Social and operational infrastructure will enable the cooperatives to grow responsibly, while documented policies will reduce risks, making the catadores more attractive to businesses," says Michael Maggio, Vice President, Global Strategic Design Operations, Johnson & Johnson. "That's important, because they provide valuable recycled content to suppliers and companies, like us, that are increasingly interested in using these materials."

Project Phoenix is modeled on SA8000, a global social accountability standard for ethical working conditions, developed by Social Accountability International. SA8000 is based on the United Nations Universal Declaration of Human Rights, Convention on the Rights of the Child and various International Labour Organization conventions. It includes nine basic principles, such as documented policies on child labor, discrimination and health and safety.

"We're seeing great progress, especially from Futura, which has relationships with one of our suppliers, Suzano, which makes packaging for BAND-AID® Brand Adhesive Bandages," says Maggio. "Ultimately we'd like to see the catadores achieve SA8000 certification." ■

# Board of Directors













*First Row*

**WILLIAM C. WELDON**
Chairman, Board of Directors; Chief Executive Officer; and Chairman, Executive Committee

*Second Row, Left to Right*

**MARY SUE COLEMAN, PH.D.**
President, University of Michigan

**JAMES G. CULLEN**
Retired President and Chief Operating Officer, Bell Atlantic Corporation

*Third Row, Left to Right*

**IAN E. L. DAVIS**
Managing Director Emeritus; Former Worldwide Managing Director, McKinsey & Company

**MICHAEL M. E. JOHNS, M.D.**
Chancellor, Emory University

*Fourth Row, Left to Right*

**SUSAN L. LINDQUIST, PH.D.**
Member and Former Director, Whitehead Institute for Biomedical Research; Professor of Biology, Massachusetts Institute of Technology

**ANNE M. MULCAHY**
Former Chairman and Chief Executive Officer, Xerox Corporation

*Fifth Row, Left to Right*

**LEO F. MULLIN**
Retired Chairman and Chief Executive Officer, Delta Air Lines, Inc.

**WILLIAM D. PEREZ**
Senior Advisor, Greenhill & Co., Inc.; Retired President and Chief Executive Officer, Wm. Wrigley Jr. Company

*Sixth Row, Left to Right*

**CHARLES PRINCE**
Chairman, Sconset Group, LLC; Senior Counselor, Albright Capital Management LLC; Retired Chairman and Chief Executive Officer, Citigroup Inc.

**DAVID SATCHER, M.D., PH.D.**
Director, Center of Excellence on Health Disparities, Director, Satcher Health Leadership Institute and Poussaint-Satcher-Cosby Chair in Mental Health, Morehouse School of Medicine; Former U.S. Surgeon General

## COMMITTEES OF THE BOARD

### AUDIT

The Audit Committee, composed entirely of independent Directors, helps the Board oversee the Company's financial accounting and reporting practices. It recommends the independent public auditor for appointment by the Board and reviews its performance. In addition, the Committee monitors the adequacy of internal accounting practices, procedures and controls; reviews the Company's financial reporting process and disclosure procedures; and helps the Board oversee the Company's legal compliance programs.

James G. Cullen, *Chairman*
Mary Sue Coleman, Ph.D.
Ian E. L. Davis
Leo F. Mullin

### COMPENSATION & BENEFITS

The Compensation & Benefits Committee, composed entirely of independent Directors, establishes the Company's executive compensation philosophy and principles and approves the annual compensation and long-term incentives for the Company's directors and executive officers. The Committee also reviews the philosophy and policies of the non-Board Management Compensation Committee, which determines management compensation and establishes perquisites and other compensation policies for non-executive employees. Additionally, the Committee oversees the management of the various retirement, pension, long-term incentive, savings, health and welfare plans that cover the Company's employees.

Charles Prince, *Chairman*
Michael M. E. Johns, M.D.
Anne M. Mulcahy
William D. Perez

#### FINANCE

The Finance Committee exercises the authority of the Board during the intervals between Board meetings. The Finance Committee is composed of the Chairman of the Board and the Presiding Director.

William C. Weldon, *Chairman*
James G. Cullen

#### NOMINATING & CORPORATE GOVERNANCE

The Nominating & Corporate Governance Committee, composed entirely of independent Directors, is responsible for overseeing corporate governance matters, reviewing possible candidates for Board membership and recommending nominees for election. The Committee is also responsible for overseeing the process for performance evaluations of the Board and its committees. Additionally, the Committee reviews the Company's executive succession plans and executive resources.

William D. Perez, *Chairman*
James G. Cullen
Anne M. Mulcahy
Charles Prince

#### PUBLIC POLICY

The Public Policy Advisory Committee reviews the Company's policies, programs and practices on public health issues regarding the environment and the health and safety of employees. The Committee also reviews the Company's governmental affairs and policies and other public policy issues facing the Company. The Committee advises and makes recommendations to the Board on these issues as appropriate. The Public Policy Advisory Committee is composed of independent Directors; one of the Company's Vice Chairmen, Executive Committee; and the Vice Presidents for Corporate Affairs, Government Affairs and Policy, and Johnson & Johnson Supply Chain.

Leo F. Mullin, *Chairman*
Ian E. L. Davis
Alex Gorsky
Clifford E. Holland
Susan L. Lindquist, Ph.D.
Brian D. Perkins
David Satcher, M.D., Ph.D.
Ajit S. Shetty, Ph.D.

#### SCIENCE & TECHNOLOGY

The Science & Technology Advisory Committee, composed of independent Directors and the Company's Vice President, Science and Technology, helps the Board with scientific matters impacting the Company's business, including monitoring the strategy and effectiveness of the Company's research and development organization; reviewing the effectiveness of scientific aspects of the Company's product safety processes; overseeing major business development activities related to the acquisition of new science or technology; and identifying and understanding significant new science and technology policy issues and trends.

David Satcher, M.D., Ph.D., *Chairman*
Mary Sue Coleman, Ph.D.
Michael M. E. Johns, M.D.
Susan L. Lindquist, Ph.D.
Garry A. Neil, M.D.

### CORPORATE OFFICERS

**WILLIAM C. WELDON**
Chairman, Board of Directors
Chief Executive Officer
Chairman, Executive Committee

**DOMINIC J. CARUSO**
Vice President
Finance Chief Financial Officer
Executive Committee

**DOUGLAS K. CHIA**
Corporate Secretary
Assistant General Counsel

**STEPHEN J. COSGROVE**
Corporate Controller

**LAVERNE H. COUNCIL**
Vice President
Chief Information Officer

**RUSSELL C. DEYO**
Vice President
General Counsel
Executive Committee

**PETER M. FASOLO**
Worldwide Vice President
Human Resources
Executive Committee

**ALEX GORSKY**
Vice Chairman
Executive Committee

**RAYMOND C. JORDAN**
Vice President
Public Affairs &
Corporate Communication

**SHERILYN S. MCCOY**
Vice Chairman
Executive Committee

**JOHN A. PAPA**
Treasurer

**BRIAN D. PERKINS**
Vice President
Corporate Affairs

### EXECUTIVE COMMITTEE

The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceuticals and Medical Devices and Diagnostics business segments. Each subsidiary within the business segments is, with some exceptions, managed by citizens of the country where it is located.

### WORLDWIDE CHAIRMEN

**CONSUMER GROUP**
Jesse J. Wu

**MEDICAL DEVICES & DIAGNOSTICS GROUP**
Michael F. Mahoney

**PHARMACEUTICALS GROUP**
Joaquin Duato
Paul Stoffels, M. D.

### COMPANY GROUP CHAIRMEN

**ROBERTO DE O. MARQUES**

**MICHAEL J. F. DEL PRADO**

**SETH H. Z. FISCHER**

**GARY FISCHETTI**

**JANE GRIFFITHS**

**GUY J. LEBEAU, M.D.**

**KAREN A. LICITRA**

**PATRICK D. MUTCHLER**

**DAVID Y. NORTON**

**MICHEL PAUL**

**JACQUES PEETERS**

**GARY J. PRUDEN**

**MARC E. ROBINSON**

**MICHAEL E. SNEED**

**PERICLES P. STAMATIADES**

**KIM TAYLOR**

**NICHOLAS J. VALERIANI**

# Corporate Governance and Management's Responsibility

Johnson & Johnson is guided by the values set forth in Our Credo, created by General Robert Wood Johnson in 1943. These principles have guided us over the years and continue to set the tone of integrity for the entire Company. At all levels, the employees of Johnson & Johnson are committed to the ethical principles embodied in Our Credo and these principles have been woven into the fabric of the Company.

The values articulated in Our Credo extend to our accounting and financial responsibilities to Johnson & Johnson shareholders and investors. We, the management of Johnson & Johnson, are responsible for the integrity and objectivity of the accompanying financial statements and related information. We are also responsible for ensuring that financial data is reported accurately and in a manner that facilitates the understanding of this data.

As evidence of our commitment to this responsibility, we maintain a well-designed system of internal accounting controls, encourage strong and effective corporate governance from our Board of Directors, continuously review our business results and strategic choices, and focus on financial stewardship.

Our corporate staff of professionally trained internal auditors, who travel worldwide, monitor our system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions and events are recorded properly. Our internal controls include self-assessments and internal reviews of our operating companies.

During 2010, the Company continued to invest significant time and resources in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Based on the work performed, we have concluded that our internal control over financial reporting was effective as of January 2, 2011. We refer you to Management's Report on Internal Control Over Financial Reporting on page 73.

We require the management teams of our operating companies to certify their compliance with our Policy on Business Conduct, which sets forth the Company's commitment to conduct its business affairs with integrity and comply with the governing laws and regulations. We have a systematic program designed to ensure compliance with these policies and provide means of reporting any concerns about violations of the policy. Please visit our website at www.investor.jnj.com/governance/conduct.cfm to view our Policy on Business Conduct.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, is engaged to perform an integrated audit of our consolidated financial statements and internal control over financial reporting. The Report of Independent Registered Public Accounting Firm is on page 72.

The Audit Committee of our Board of Directors is composed solely of independent directors with the financial knowledge and experience to provide appropriate oversight. We review internal control matters and key accounting and financial reporting issues with the Audit Committee on a regular basis. In addition, the independent auditors, the General Counsel, the Chief Financial Officer, the Chief Compliance Officer and the Vice President of Internal Audit regularly meet in private sessions with our Audit Committee to discuss the results of their work, including observations on the adequacy of internal financial controls, the quality of financial reporting and confirmation that they are properly discharging their responsibilities and other relevant matters.

Our Executive Committee is continuously involved in the review of financial results as well as developing and understanding strategies and key initiatives for long-term growth. Our intent is to ensure that we maintain objectivity in our business assessments, constructively challenge the approach to business opportunities and issues, and monitor our business results and the related controls.

Our consolidated financial statements and financial data that follow have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based upon our best judgments. We are committed to present and discuss results of operations in a clear and transparent manner in order to provide timely, comprehensive and understandable information to our shareholders.

William C. Weldon
Chairman, Board of Directors,
and Chief Executive Officer

Dominic J. Caruso
Vice President, Finance,
and Chief Financial Officer

# Table of Contents

## Organization and Business Segments

**DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS**

Johnson & Johnson and its subsidiaries (the "Company") have approximately 114,000 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Biosense Webster's electrophysiology products; Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction, spinal care, neurological and sports medicine products; Ethicon's surgical care, aesthetics and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products and advanced sterilization products; LifeScan's blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics' professional diagnostic products and Vistakon's disposable contact lenses.

The Company's structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments.

In all of its product lines, the Company competes with companies both local and global, located throughout the world. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products is important to the Company's success in all areas of its business. This also includes protecting the Company's portfolio of intellectual property. The competitive environment requires substantial investments in continuing research and in maintaining sales forces. In addition, the development and maintenance of customer demand for the Company's consumer products involves significant expenditures for advertising and promotion.

**MANAGEMENT'S OBJECTIVES**

The Company manages within a strategic framework aimed at achieving sustainable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth areas through the development of high quality, innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2010 sales. In 2010, $6.8 billion, or 11.1% of sales, was invested in research and development. This investment reflects management's commitment to the importance of ongoing development of new and differentiated products and services to sustain long-term growth.

With more than 250 operating companies located in 60 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to anticipate and react quickly to local market changes and challenges.

The Company is committed to developing global business leaders who can drive growth objectives. Businesses are managed for the long-term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.

Our Credo unifies the management team and the Company's dedicated employees in achieving these objectives, and provides a common set of values that serve as a constant reminder of the Company's responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

## Results of Operations

**ANALYSIS OF CONSOLIDATED SALES**

In 2010, worldwide sales decreased 0.5% to $61.6 billion, compared to a decrease of 2.9% in 2009 and an increase of 4.3% in 2008. These sales changes consisted of the following:

| Sales (decrease)/increase due to: | 2010 | 2009 | 2008 |
|---|---|---|---|
| Volume | (0.5)% | (0.2) | 1.1 |
| Price | (0.8) | (0.1) | 0.8 |
| Currency | 0.8 | (2.6) | 2.4 |
| **Total** | **(0.5)%** | **(2.9)** | **4.3** |

Sales by U.S. companies were $29.5 billion in 2010, $30.9 billion in 2009 and $32.3 billion in 2008. This represents a decrease of 4.7% in 2010, a decrease of 4.4% in 2009 and a decrease of 0.4% in 2008. Sales by international companies were $32.1 billion in 2010, $31.0 billion in 2009 and $31.4 billion in 2008. This represents an increase of 3.6% in 2010, a decrease of 1.4% in 2009 and an increase of 9.7% in 2008.


U.S. and International Sales for 10 Years
(in billions of dollars)
U.S.
International
70
60
50
40
30
20
10
0
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

The five-year compound annual growth rates for worldwide, U.S. and international sales were 4.0%, 0.7% and 7.7%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 7.8%, 5.5% and 10.5%, respectively.


Sales by Geographic Region
(in billions of dollars)
U.S.
Europe
Western Hemisphere excluding U.S.
Asia Pacific, Africa
70
60
50
40
30
20
10
0
'08
'09
'10

Sales in Europe experienced a decline of 2.7% including operational growth of 0.5% and a negative impact from currency of 3.2%. Sales in the Western Hemisphere (excluding the U.S.) achieved growth of 7.6% including an operational decline of 0.5% and an increase of 8.1% related to the positive impact of currency. Sales in the Asia-Pacific, Africa region achieved growth of 11.7%, including operational growth of 5.5% and an increase of 6.2% related to the positive impact of currency.

In 2010, 2009 and 2008, the Company did not have a customer that represented 10% or more of total consolidated revenues.

2009 results benefited from the inclusion of a 53rd week. (See Note 1 to the Consolidated Financial Statements for Annual Closing Date details). The Company estimated that the fiscal year 2009 growth rate was enhanced by approximately 0.5% due to the 53rd week.

**U.S. HEALTH CARE REFORM**

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law during March 2010. The newly enacted health care reform legislation included an increase in the minimum Medicaid rebate rate from 15.1% to 23.1% and also extended the rebate to drugs provided through Medicaid managed care organizations. The 2010 impact was an increase in sales rebates reducing sales revenue by approximately $400 million. The 2011 full year impact to sales of the legislation is estimated to be $400–$500 million.

Beginning in 2011, companies that sell branded prescription drugs to specified U.S. Government programs will pay an annual non-tax deductible fee based on an allocation of the company's market share of total branded prescription drug sales from the prior year. The estimate of the impact on the Company in 2011 is $150–$200 million. Beginning in 2013, the Company will be required to pay a tax deductible 2.3% excise tax imposed on the sale of certain medical devices.


Sales by Segment
(in billions of dollars)
Consumer
Pharmaceutical
Medical Devices and Diagnostics
70
60
50
40
30
20
10
0
'08
'09
'10

## Analysis of Sales by Business Segments

**CONSUMER SEGMENT**

Consumer segment sales in 2010 were $14.6 billion, a decrease of 7.7% from 2009, with 8.9% of this change due to an operational decline partially offset by positive currency impact of 1.2%. U.S. Consumer segment sales were $5.5 billion, a decrease of 19.3%. International sales were $9.1 billion, an increase of 1.2%, with an operational decline of 1.0% offset by positive currency impact of 2.2%.

The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $4.5 billion, a decrease of 19.2% from 2009. Sales were negatively impacted by the voluntary recalls of certain OTC products announced earlier in the year and suspension of production at McNeil Consumer Healthcare's Fort Washington, Pennsylvania facility. McNeil's recalls of products manufactured at both Las Piedras and Fort Washington facilities impacted the total year sales by approximately $900 million.

Alternate supplies of products are planned to be available in the latter half of 2011. McNeil Consumer Healthcare submitted its Comprehensive Action Plan (CAP) to the U.S. Food and Drug Administration (FDA) on July 15, 2010, which encompasses, among other items, training, resources and capital investments in quality and manufacturing systems across the McNeil organization. The

**Major Consumer Franchise Sales:**

| (Dollars in Millions) | 2010 | 2009 | 2008 | % Change '10 vs. '09 | % Change '09 vs. '08 |
|---|---|---|---|---|---|
| OTC Pharmaceuticals & Nutritionals | $ 4,549 | 5,630 | 5,894 | (19.2)% | (4.5) |
| Skin Care | 3,452 | 3,467 | 3,381 | (0.4) | 2.5 |
| Baby Care | 2,209 | 2,115 | 2,214 | 4.4 | (4.5) |
| Women's Health | 1,844 | 1,895 | 1,911 | (2.7) | (0.8) |
| Oral Care | 1,526 | 1,569 | 1,624 | (2.7) | (3.4) |
| Wound Care/Other | 1,010 | 1,127 | 1,030 | (10.4) | 9.4 |
| **Total** | **$14,590** | **15,803** | **16,054** | **(7.7)%** | **(1.6)** |

Company continues to communicate with the FDA on remediation actions and is on schedule with the commitments made in the CAP.

The Skin Care franchise sales were $3.5 billion, a decline of 0.4% compared to the prior year due in part to a temporary reduction in shipments of Neutrogena products due to product supply constraints partially offset by growth in the AVEENO®, JOHNSON's® Adult, LE PETIT MARSEILLAIS® and DABAO® skin care lines. The Baby Care franchise sales grew by 4.4% to $2.2 billion in 2010, primarily due to growth in the Asia Pacific region partially offset by the impact of the economic situation in Venezuela. The Women's Health franchise sales were $1.8 billion, a decrease of 2.7% primarily due to increased competitive pressures and the impact of the economic situation in Venezuela. The Oral Care franchise sales were $1.5 billion, a decrease of 2.7% primarily due to the divestiture of the EFFERDENT®/Effergrip® brands in the fiscal fourth quarter of 2009 and lower sales of mouth rinses and toothbrushes in the United States. The Wound Care/Other franchise sales were $1.0 billion, a decrease of 10.4% primarily due to private label competition and slower category growth.

Consumer segment sales in 2009 were $15.8 billion, a decrease of 1.6% from 2008, with 2.0% of this change due to operational growth and negative currency impact of 3.6%. U.S. Consumer segment sales were $6.8 billion, a decrease of 1.4%. International sales were $9.0 billion, a decrease of 1.7%, with growth of 4.7% achieved by operations and a decrease of 6.4% resulting from the negative impact of currency fluctuations.

**PHARMACEUTICAL SEGMENT**

Pharmaceutical segment sales in 2010 were $22.4 billion, a decrease of 0.6% from 2009, with an operational decline of 1.0% and a positive currency impact of 0.4%. U.S. sales were $12.5 billion, a decrease of 4.0%. International sales were $9.9 billion, an increase of 4.2%, which included 3.4% operational growth and a positive currency impact of 0.8%. Pharmaceutical segment sales in 2010 were reduced by approximately $400 million as a result of U.S. health care reform legislation.

REMICADE® (infliximab), a biologic approved for the treatment of a number of immune mediated inflammatory diseases, achieved sales of $4.6 billion in 2010, with growth of 7.1% over the prior year. U.S. export sales grew 24.3% versus the prior year primarily driven by market growth. REMICADE® is competing in a market that is experiencing increased competition due to new entrants, including the successful launches of STELARA® (ustekinumab) and SIMPONI® (golimumab) and the expansion of indications for existing competitors.

PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $1.9 billion in 2010, a decline of 13.9% compared to the prior year. Lower sales of PROCRIT® and EPREX® were primarily due to the declining markets for Erythropoiesis Stimulating Agents (ESAs). EPREX® also experienced increased competition.

RISPERDAL® CONSTA® (risperidone), a long-acting injectable antipsychotic, achieved sales of $1.5 billion in 2010, representing an increase of 5.3% as compared to the prior year. Solid growth of 16.4% was achieved outside the U.S., with very strong growth in Japan. In the U.S. the successful launch of INVEGA® SUSTENNA™ (paliperidone palmitate) also increased the growth of the long-acting injectable antipsychotic market.

LEVAQUIN® (levofloxacin)/FLOXIN® (ofloxacin) sales were $1.4 billion, a decline of 12.5% versus the prior year primarily due to the decline in the market and increased penetration of generics. Market exclusivity in the U.S. expires in June 2011. The expiration of a product's market exclusivity is likely to result in a significant reduction in sales.

CONCERTA® (methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder (ADHD), achieved sales of $1.3 billion in 2010, a decrease of 0.5% compared to the prior year. Sales growth in the U.S. was impacted by lower market share and the health care reform legislation enacted in March 2010 resulting from changes to rebates to Medicaid managed care organizations. On November 1, 2010, the Company entered into a U.S. supply and distribution agreement with Watson Laboratories, Inc. to distribute an authorized generic version of CONCERTA® beginning May 1, 2011. This authorized generic launch is likely to result in a significant reduction in CONCERTA® sales.

VELCADE® (bortezomib), a product for the treatment for multiple myeloma, for which the Company has commercial rights in Europe and the rest of the world outside the U.S., achieved sales of $1.1 billion in 2010, representing an increase of 15.8% as compared to the prior year.

ACIPHEX®/PARIET® (rabeprazole sodium) sales were $1.0 billion, a decline of 8.2% versus the prior year due to increased competition from generics in the category.

TOPAMAX® (topiramate), experienced a sales decline of 53.3% compared to the prior year. Market exclusivity for TOPAMAX® expired in March 2009 in the U.S. and in September 2009 in most European countries. Multiple generics have entered the market. Loss of market exclusivity for the TOPAMAX® patent has resulted in the significant reduction of sales in the U.S. and Europe.

In 2010, Other Pharmaceutical sales were $9.1 billion, representing a growth of 6.6% over the prior year. Contributors to the increase were sales of STELARA® (ustekinumab), SIMPONI® (golimumab),

**Major Pharmaceutical Product Revenues*:**

| (Dollars in Millions) | 2010 | 2009 | 2008 | % Change '10 vs. '09 | % Change '09 vs. '08 |
|---|---|---|---|---|---|
| REMICADE® (infliximab) | $ 4,610 | 4,304 | 3,748 | 7.1% | 14.8 |
| PROCRIT®/EPREX® (Epoetin alfa) | 1,934 | 2,245 | 2,460 | (13.9) | (8.7) |
| RISPERDAL® CONSTA® (risperidone) | 1,500 | 1,425 | 1,309 | 5.3 | 8.9 |
| LEVAQUIN®/FLOXIN® (levofloxacin/ofloxacin) | 1,357 | 1,550 | 1,591 | (12.5) | (2.6) |
| CONCERTA® (methylphenidate HCl) | 1,319 | 1,326 | 1,247 | (0.5) | 6.3 |
| VELCADE® (bortezomib) | 1,080 | 933 | 787 | 15.8 | 18.6 |
| ACIPHEX®/PARIET® (rabeprazole sodium) | 1,006 | 1,096 | 1,158 | (8.2) | (5.4) |
| TOPAMAX® (topiramate) | 538 | 1,151 | 2,731 | (53.3) | (57.9) |
| Other Pharmaceuticals | 9,052 | 8,490 | 9,536 | 6.6 | (11.0) |
| **Total** | **$22,396** | **22,520** | **24,567** | **(0.6)%** | **(8.3)** |

** Prior year amounts have been reclassified to conform to current presentation.*

PREZISTA® (darunavir), INTELENCE® (etravirine), NUCYNTA® (tapentadol) and INVEGA SUSTENNA® (paliperidone palmitate). This growth was partially offset by lower sales of DURAGESIC®/ Fentanyl Transdermal (fentanyl transdermal system) and RISPERDAL®/risperidone oral due to continued generic competition.

During 2010, several new compounds were filed for regulatory approval. These included abiraterone acetate, an investigational agent for the treatment of metastatic, advanced prostate cancer which was granted priority review in the U.S. and accepted for accelerated assessment in Europe, and telaprevir, developed in collaboration with Vertex Pharmaceuticals Incorporated, for hepatitis C which was filed and accepted for accelerated assessment in Europe. TMC 278 (rilpivirine) for HIV in treatment-naïve patients was filed in both the U.S. and Europe. Rivaroxaban, an anti-coagulant co-developed with Bayer HealthCare, has been filed in the U.S. for the prevention of stroke in patients with atrial fibrulation. The Company also responded to the FDA complete response letter for its review of the rivaroxaban filing for preventing deep vein thrombosis and pulmonary embolism following total knee and hip replacement surgery.

Pharmaceutical segment sales in 2009 were $22.5 billion, a decrease of 8.3% from 2008, with an operational decline of 6.1% and the remaining 2.2% due to the negative impact of currency fluctuations. U.S. sales were $13.0 billion, a decrease of 12.1%. International sales were $9.5 billion, a decrease of 2.6%, which included 3.0% operational growth and a decrease of 5.6% resulting from the negative impact of currency fluctuations.

**MEDICAL DEVICES AND DIAGNOSTICS SEGMENT**

The Medical Devices and Diagnostics segment achieved sales of $24.6 billion in 2010, representing an increase of 4.4% over the prior year, with operational growth of 3.4% and a positive currency impact of 1.0%. U.S. sales were $11.4 billion, an increase of 3.6% over the prior year. International sales were $13.2 billion, an increase of 5.0% over the prior year, with growth of 3.0% from operations and a positive currency impact of 2.0%.

The DePuy franchise achieved sales of $5.6 billion in 2010, a 4.0% increase over the prior year. This growth was primarily due to an increase in the knee and Mitek sports medicine product lines, and outside the U.S., growth of the hip product line. Pressure on pricing continued as a result of economic trends, however new product launches and incremental sales of newly acquired products from Micrus Endovascular Corporation have mitigated some of the impact. In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System used in hip replacement surgery, principally sold between 2003 and 2009.

The Ethicon Endo-Surgery franchise achieved sales of $4.8 billion in 2010, a 5.9% increase over the prior year. This was attributable to growth in the endoscopy, Advanced Sterilization, HARMONIC®, SurgRx and ENSEAL® product lines. The growth was partially offset by the divestiture of the Breast Care business in the third quarter of 2010.

The Ethicon franchise achieved sales of $4.5 billion in 2010, a 9.2% increase over the prior year. The growth was attributable to sales of newly acquired products from Acclarent, Inc. in addition to growth in the sutures, Mentor, biosurgical, Women's Health and Urology, and mesh product lines.

The Vision Care franchise achieved sales of $2.7 billion in 2010, a 6.9% increase over prior year primarily driven by 1-DAY ACUVUE® TruEye™, ACUVUE® OASYS™ for Astigmatism, and 1-DAY ACUVUE® MOIST®, partially offset by lower sales of reusable lenses. During 2010, the Company and Novartis AG, CIBA VISION Corporation and CIBA VISION AG agreed to resolve all pending patent litigation on a worldwide basis enabling the Company to reenter the markets in France and the Netherlands.

Sales in the Cordis franchise were $2.6 billion, a decline of 4.7% versus the prior year. The decline reflects lower sales of the CYPHER® Sirolimus-eluting Coronary Stent due to increased global competition. The decline was partially offset by strong growth of the Biosense Webster business.

Sales in the Diabetes Care franchise were $2.5 billion in 2010, a 1.2% increase over the prior year. This was primarily attributable to growth in the U.S. and Asia Pacific region partially offset by a sales decline in Europe.

The Ortho-Clinical Diagnostics franchise achieved sales of $2.1 billion in 2010, a 4.6% increase over the prior year. Growth was primarily attributable to sales of the VITROS® 5600 and 3600 analyzers partially offset by lower sales in donor screening primarily due to more selective screening for Chagas testing in the U.S.

The Medical Devices and Diagnostics segment achieved sales of $23.6 billion in 2009, representing an increase of 1.9% over the prior year, with operational growth of 4.2% and a negative currency impact of 2.3%. U.S. sales were $11.0 billion, an increase of 4.5% over the prior year. International sales were $12.6 billion, a decrease of 0.2%, with growth of 4.0% from operations and a decrease of 4.2% resulting from the negative impact of currency fluctuations.

## Analysis of Consolidated Earnings Before Provision for Taxes on Income

Consolidated earnings before provision for taxes on income increased by $1.1 billion to $16.9 billion in 2010 as compared to the $15.8 billion earned in 2009, an increase of 7.6%. The increase was primarily related to lower selling, marketing and administrative expenses due to cost containment actions resulting from the restructuring plan initiated and implemented in 2009, income from litigation settlements and the gain on the divestiture of the Breast Care business of Ethicon Endo-Surgery, Inc. This was partially offset by costs associated with product liability expense and the impact of the OTC and DePuy ASR™ Hip recalls. Additional offsets were lower

**Major Medical Devices and Diagnostics Franchise Sales:**

| | | | | % Change | |
|---|---|---|---|---|---|
| (Dollars in Millions) | 2010 | 2009 | 2008 | '10 vs. '09 | '09 vs. '08 |
| DEPUY® | $ 5,585 | 5,372 | 5,136 | 4.0% | 4.6 |
| ETHICON ENDO-SURGERY® | 4,758 | 4,492 | 4,286 | 5.9 | 4.8 |
| ETHICON® | 4,503 | 4,122 | 3,840 | 9.2 | 7.3 |
| Vision Care | 2,680 | 2,506 | 2,500 | 6.9 | 0.2 |
| CORDIS® | 2,552 | 2,679 | 2,988 | (4.7) | (10.3) |
| Diabetes Care | 2,470 | 2,440 | 2,535 | 1.2 | (3.7) |
| ORTHO-CLINICAL DIAGNOSTICS® | 2,053 | 1,963 | 1,841 | 4.6 | 6.6 |
| **Total** | **$24,601** | **23,574** | **23,126** | **4.4%** | **1.9** |

net selling prices in the Pharmaceutical business due to U.S. health care reform and price reductions in certain Medical Devices and Diagnostics businesses. The 2009 decrease of 6.9% as compared to $16.9 billion in 2008 was primarily related to lower sales, the negative impact of product mix, lower interest income due to lower rates of interest earned and restructuring charges of $1.2 billion. This was partially offset by lower selling, marketing and administrative expenses due to cost containment efforts across all the businesses. The 2008 earnings included purchased in-process research and development (IPR&D) charges of $0.2 billion and increased investment spending in selling, marketing and administrative expenses utilized from the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. As a percent to sales, consolidated earnings before provision for taxes on income in 2010 was 27.5% versus 25.4% in 2009.

The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

**Cost of Products Sold and Selling, Marketing and Administrative Expenses:** Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

| % of Sales | 2010 | 2009 | 2008 |
|---|---|---|---|
| Cost of products sold | 30.5% | 29.8 | 29.1 |
| Percent point increase over the prior year | 0.7 | 0.7 | — |
| Selling, marketing and administrative expenses | 31.5 | 32.0 | 33.7 |
| Percent point (decrease)/increase over the prior year | (0.5) | (1.7) | 0.2 |

In 2010, cost of products sold as a percent to sales increased compared to the prior year primarily due to costs associated with the impact of the OTC recall and remediation efforts in the Consumer business, lower net selling prices in the Pharmaceutical business due to U.S. health care reform and price reductions in certain Medical Devices and Diagnostics businesses. Additionally, unfavorable product mix attributable to the loss of market exclusivity for TOPAMAX® contributed to the increase. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2010 compared to the prior year primarily due to cost containment initiatives principally resulting from the restructuring plan implemented in 2009. The decrease was partially offset by lower net selling prices in the Pharmaceutical business due to U.S. health care reform and price reductions in certain Medical Devices and Diagnostics businesses.

In 2009, cost of products sold as a percent to sales increased compared to the prior year primarily due to the continued negative impact of product mix and inventory write-offs associated with the restructuring activity. Additionally, 2008 included some non-recurring positive items. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2009 compared to the prior year primarily due to cost containment efforts across all the businesses and the annualized savings recognized from the 2007 restructuring program. In addition, in 2008 the Company utilized the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending.

In 2008, cost of products sold as a percent to sales remained flat to the prior year. The change in the mix of businesses, with higher sales growth in the Consumer business and a slight sales decline in the Pharmaceutical business, had a negative impact on the cost of products sold as a percent to sales. In 2008, this was offset by manufacturing efficiencies and non-recurring positive items in 2008 and negative items in 2007. There was an increase in the percent to sales of selling, marketing and administrative expenses in 2008 primarily due to the change in the mix of businesses, whereby a greater proportion of sales were attributable to the Consumer segment, which has higher selling, marketing and administrative spending. Additionally, in 2008 the Company utilized the gain associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending. This was partially offset by ongoing cost containment efforts.

Research and Development expense (excluding purchased in-process research and development charges) by segment of business was as follows:

| | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| (Dollars in Millions) | Amount | % of Sales* | Amount | % of Sales* | Amount | % of Sales* |
| Consumer | $ 609 | 4.2% | 632 | 4.0 | 624 | 3.9 |
| Pharmaceutical | 4,432 | 19.8 | 4,591 | 20.4 | 5,095 | 20.7 |
| Medical Devices and Diagnostics | 1,803 | 7.3 | 1,763 | 7.5 | 1,858 | 8.0 |
| Total research and development expense | $6,844 | 11.1% | 6,986 | 11.3 | 7,577 | 11.9 |
| Percent (decrease)/increase over the prior year | (2.0)% | | (7.8) | | (1.3) | |

** As a percent to segment sales*

**Research and Development Expense:** Research and development activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients. The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products.

**Restructuring:** In 2009, the Company announced global restructuring initiatives that are expected to generate pre-tax, annual cost savings of approximately $1.5 billion when fully implemented in 2011. The associated savings has provided additional resources to invest in new growth platforms; ensure the successful launch of the Company's many new products and continued growth of the core businesses; and provide flexibility to adjust to the changed and evolving global environment. In the fiscal fourth quarter of 2009, the Company recorded a pre-tax charge of $1.2 billion, of which $113 million was included in cost of products sold.

See Note 22 to the Consolidated Financial Statements for additional details related to the restructuring.

**Purchased In-Process Research and Development:** Beginning in 2009, in accordance with U.S. GAAP for business combinations, purchased in-process research and development (IPR&D) is no longer expensed but capitalized and tested for impairment. The Company capitalized approximately $0.2 billion of IPR&D in 2010, primarily associated with the acquisitions of Acclarent, Inc., RespiVert Ltd. and Micrus Endovascular Corporation. The Company capitalized $1.7 billion of IPR&D in 2009, primarily associated with the acquisitions of Cougar Biotechnology, Inc. and substantially all of the assets and rights of Elan related to its Alzheimer's Immunotherapy Program.

In 2008, the Company recorded a charge for IPR&D of $181 million before and after tax related to the acquisitions of Amic AB, SurgRx, Inc., HealthMedia, Inc. and Omrix Biopharmaceuticals, Inc. HealthMedia, Inc., a privately held company that creates web-based behavior change interventions, accounted for $7 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Amic AB, a Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings (outside the physical facilities of the clinical laboratory), accounted for $40 million before tax of the IPR&D charges. SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices, accounted for $7 million before tax of the IPR&D charges. Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products, accounted for $127 million before tax of the IPR&D charges.

**Other (Income) Expense, Net:** Other (income) expense, net includes royalty income; gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation; gains and losses on the disposal of property, plant and equipment; currency gains and losses; non-controlling interests; and litigation settlements. The favorable change of $0.2 billion in other (income) expense, net, in 2010 as compared to 2009, was primarily due to a net gain from litigation settlements and the gain on the divestiture of businesses partially offset by product liability expense.

In 2009, other (income) expense, net included net litigation settlements of $0.4 billion. In 2008, other (income) expense, net included income from net litigation settlements and awards of $0.5 billion and a gain of $0.5 billion from the divestiture of the Professional Wound Care business of Ethicon, Inc.

### OPERATING PROFIT BY SEGMENT

Operating profits by segment of business were as follows:

| (Dollars in Millions) | 2010 | 2009 | Percent of Segment Sales 2010 | Percent of Segment Sales 2009 |
|---|---|---|---|---|
| Consumer | $ 2,342 | 2,475 | 16.1% | 15.7 |
| Pharmaceutical | 7,086 | 6,413 | 31.6 | 28.5 |
| Medical Devices and Diagnostics | 8,272 | 7,694 | 33.6 | 32.6 |
| Total [1] | 17,700 | 16,582 | 28.7 | 26.8 |
| Less: Expenses not allocated to segments [2] | 753 | 827 | | |
| Earnings before provision for taxes on income | $16,947 | 15,755 | 27.5% | 25.4 |

[1] *See Note 18 to the Consolidated Financial Statements for more details.*

[2] *Amounts not allocated to segments include interest (income) expense, non-controlling interests, and general corporate (income) expense.*



Operating Profit by Segment
(in billions of dollars)
Consumer
Pharmaceutical
Medical Devices and Diagnostics
18
15
12
9
6
3
0
'08
'09
'10


**Consumer Segment:** In 2010, Consumer segment operating profit decreased 5.4% from 2009. The primary reasons for the decrease in the operating profit were lower sales and higher costs associated with the recall of certain OTC products and the suspension of production at McNeil Consumer Healthcare's Fort Washington, Pennsylvania facility. In 2009, Consumer segment operating profit decreased 7.4% from 2008. The primary reasons for the decrease in operating profit were $369 million of restructuring charges, partially offset by cost containment initiatives in 2009.

**Pharmaceutical Segment:** In 2010, Pharmaceutical segment operating profit increased 10.5% from 2009. The primary reasons for the increase in operating profit were lower manufacturing costs, the gain on a divestiture, and benefits from cost improvement initiatives related to the restructuring plan implemented in 2009, partially offset by $333 million of expense related to litigation matters, increased product liability expense and the impact of the newly enacted U.S. health care reform legislation. In 2009, Pharmaceutical segment operating profit decreased 15.7% from 2008. The primary reasons for the decrease in operating profit were $496 million of restructuring charges, $92 million of litigation expense and negative product mix due to the loss of market exclusivity for TOPAMAX® and RISPERDAL® oral.

**Medical Devices and Diagnostics Segment:** In 2010, Medical Devices and Diagnostics segment operating profit increased 7.5% from 2009. The improved operating profit was due to a gain of $1.3 billion from net litigation matters and the gain on the divestiture of the Breast Care business recorded in 2010. This was partially offset by increased product liability expense, $280 million of costs associated with the DePuy ASR™ Hip recall program and price reductions in certain Medical Devices and Diagnostics businesses. In 2009, the operating profit in the Medical Devices and Diagnostics segment increased 6.5% from 2008. The improved operating profit was due to a $478 million gain from net litigation settlements, favorable product mix, manufacturing efficiencies and cost containment initiatives related to selling, marketing and administrative expenses. This was partially offset by $321 million in restructuring charges.

**Interest (Income) Expense:** Interest income in 2010 increased by $17 million over the prior year due to higher average cash balances. Cash, cash equivalents and marketable securities totaled $27.7 billion at the end of 2010, and averaged $23.6 billion as compared to the $15.6 billion average cash balance in 2009. The increase in the average cash balance was primarily due to cash generated from operating activities and net cash proceeds from litigation matters and divestitures.

Interest expense in 2010 was relatively flat as compared to 2009 due to a lower average rate despite a higher debt balance. The total debt balance at the end of 2010 was $16.8 billion as compared to $14.5 billion at the end of 2009. The higher average debt balance of $15.7 billion in 2010 versus $13.5 billion in 2009 was due to increased borrowings. The Company increased borrowings, capitalizing on favorable terms in the capital markets. The proceeds of the notes were used for general corporate purposes.

Interest income in 2009 decreased by $271 million as compared to 2008 due to lower rates of interest earned despite higher average cash balances. The cash balance, including marketable securities, was $19.4 billion at the end of 2009, and averaged $15.6 billion as compared to the $12.2 billion average cash balance in 2008. The increase in the average cash balance was primarily due to cash generated from operating activities.

Interest expense in 2009 increased by $16 million as compared to 2008 due to a higher debt balance. The net debt balance at the end of 2009 was $14.5 billion as compared to $11.9 billion at the end of 2008. The higher average debt balance of $13.5 billion in 2009 versus $12.9 billion in 2008 was primarily related to funding acquisitions and investments and the purchase of the Company's Common Stock under the ongoing Common Stock repurchase program announced on July 9, 2007.

Interest income in 2008 decreased by $91 million as compared to 2007 due to lower rates of interest earned despite higher average cash balances. The cash balance, including marketable securities, was $12.8 billion at the end of 2008, and averaged $12.2 billion as compared to the $6.6 billion average cash balance in 2007. The increase in the average cash balance was primarily due to cash generated from operating activities.

Interest expense in 2008 increased by $139 million as compared to 2007 due to a higher debt balance. In the second half of 2007, the Company converted some of its short-term debt to fixed long-term debt at higher interest rates. The net debt balance at the end of 2008 was $11.9 billion as compared to $9.5 billion at the end of 2007. The higher debt balance in 2008 was primarily due to the purchase of the Company's Common Stock under the ongoing Common Stock repurchase program announced on July 9, 2007 and to fund acquisitions.

**Provision for Taxes on Income:** The worldwide effective income tax rate was 21.3% in 2010, 22.1% in 2009 and 23.5% in 2008. The 2010 tax rate decreased as compared to 2009 due to decreases in taxable income in higher tax jurisdictions relative to taxable income in lower tax jurisdictions and certain U.S. tax adjustments. The 2009 tax rate decreased as compared to 2008 due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions.

## Liquidity and Capital Resources

### LIQUIDITY & CASH FLOWS

Cash and cash equivalents were $19.4 billion at the end of 2010 as compared with $15.8 billion at the end of 2009. The primary sources of cash that contributed to the $3.6 billion increase versus the prior year were $16.4 billion of cash generated from operating activities, $2.4 billion net proceeds from long and short-term debt and $0.5 billion proceeds from the disposal of assets. The major uses of cash were capital spending of $2.4 billion, acquisitions of $1.3 billion, net investment purchases of $4.7 billion, dividends to shareholders of $5.8 billion, and the repurchase of Common Stock, net of proceeds from the exercise of options, of $1.6 billion.

Cash flows from operations were $16.4 billion in 2010. The major sources of cash flow were net income of $13.3 billion, adjusted for non-cash charges for depreciation, amortization, stock based compensation and deferred tax provision of $3.9 billion. The remaining changes to operating cash flow were increases in accounts receivable, inventories and other assets.

In 2010, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 7 to the Consolidated Financial Statements.

The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2011.

**Operating Cash Flow and Capital Expenditures**
(in billions of dollars)


Capital Expenditures
Operating Cash Flow
18
15
12
9
6
3
0
'08
'09
'10

### FINANCING AND MARKET RISK

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the January 2, 2011 market rates would increase the unrealized value of the Company's forward contracts by $239 million. Conversely, a 10% depreciation of the U.S. Dollar from the January 2, 2011 market rates would decrease the unrealized value of the Company's forward contracts by $292 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated earnings and cash flows.

The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company's interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company's swap contracts by approximately $212 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated cash flows.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and there is no significant concentration of exposure with any one counterparty. Management believes the risk of loss is remote.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2010, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires September 22, 2011. Interest charged on borrowings under the credit line agreement is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.

Total borrowings at the end of 2010 and 2009 were $16.8 billion and $14.5 billion, respectively. The increase in borrowings between 2010 and 2009 was a result of financing for general corporate purposes and the continuation of the Company's Common Stock repurchase program announced in 2007. In 2010, net cash (cash and current marketable securities, net of debt) was $10.9 billion compared to net cash of $4.9 billion in 2009. Total debt represented 22.9% of total capital (shareholders' equity and total debt) in 2010 and 22.3% of total capital in 2009. Shareholders' equity per share at the end of 2010 was $20.66 compared with $18.37 at year-end 2009, an increase of 12.5%.

A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.

**CONTRACTUAL OBLIGATIONS AND COMMITMENTS**

The Company's contractual obligations are primarily for leases, debt and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company's contractual obligations and their aggregate maturities as of January 2, 2011 (see Notes 7, 10 and 16 to the Consolidated Financial Statements for further details):

| (Dollars in Millions) | Long-term Debt Obligations | Interest on Debt Obligations | Unfunded Retirement Plans | Operating Leases | Total |
|---|---|---|---|---|---|
| 2011 | $ 13 | 528 | 54 | 182 | 777 |
| 2012 | 644 | 507 | 55 | 159 | 1,365 |
| 2013 | 509 | 457 | 59 | 130 | 1,155 |
| 2014 | 9 | 444 | 62 | 106 | 621 |
| 2015 | — | 444 | 69 | 89 | 602 |
| After 2015 | 7,994 | 5,180 | 428 | 74 | 13,676 |
| **Total** | **$9,169** | **7,560** | **727** | **740** | **18,196** |

For tax matters, see Note 8 to the Consolidated Financial Statements.

**SHARE REPURCHASE AND DIVIDENDS**

On July 9, 2007, the Company announced that its Board of Directors approved a stock repurchase program authorizing the Company to buy back up to $10.0 billion of the Company's Common Stock. As of January 2, 2011, the current stock repurchase program has been completed. The Company repurchased an aggregate of 158.3 million shares of Johnson & Johnson Common Stock at a cost of $10.0 billion. The Company funded the share repurchase program through a combination of available cash and debt. In addition, the Company has an annual program to repurchase shares for use in employee stock and incentive plans.

The Company increased its dividend in 2010 for the 48th consecutive year. Cash dividends paid were $2.110 per share in 2010, compared with dividends of $1.930 per share in 2009 and $1.795 per share in 2008. The dividends were distributed as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| First quarter | $0.490 | 0.460 | 0.415 |
| Second quarter | 0.540 | 0.490 | 0.460 |
| Third quarter | 0.540 | 0.490 | 0.460 |
| Fourth quarter | 0.540 | 0.490 | 0.460 |
| Total | **$2.110** | **1.930** | **1.795** |

On January 3, 2011, the Board of Directors declared a regular quarterly cash dividend of $0.540 per share, payable on March 15, 2011, to shareholders of record as of March 1, 2011. The Company expects to continue the practice of paying regular cash dividends.

# Other Information

**CRITICAL ACCOUNTING POLICIES AND ESTIMATES**

Management's discussion and analysis of results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self-insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.

**Revenue Recognition:** The Company recognizes revenue from product sales when goods are shipped or delivered, and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on contractual terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company's accounting policies, the Company generally issues credit to customers for returned goods. The Company's sales return reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales return reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.0% and 1.2% of annual net trade sales during the prior three fiscal reporting years 2008–2010.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products. For all years presented, service revenues were less than 2% of total revenues and are included in sales to customers. These arrangements are evaluated to determine the appropriate amounts to be deferred.

In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements are deferred and recognized as revenue earned over the obligation period. See Note 1 to the Consolidated Financial Statements for additional disclosures on collaborations.

Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.

Below are tables that show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended January 2, 2011 and January 3, 2010.

### CONSUMER SEGMENT

| (Dollars in Millions) | Balance at Beginning of Period | Accruals | Payments/ Other | Balance at End of Period |
|---|---|---|---|---|
| **2010** | | | | |
| Accrued rebates [1] | $121 | 361 | (351) | 131 |
| Accrued returns | 127 | 156 | (138) | 145 |
| Accrued promotions | 272 | 2,418 | (2,396) | 294 |
| Subtotal | $520 | 2,935 | (2,885) | 570 |
| Reserve for doubtful accounts | 107 | 6 | (56) | 57 |
| Reserve for cash discounts | 21 | 249 | (249) | 21 |
| **Total** | **$648** | **3,190** | **(3,190)** | **648** |
| **2009** | | | | |
| Accrued rebates [1] | $131 | 380 | (390) | 121 |
| Accrued returns | 115 | 134 | (122) | 127 |
| Accrued promotions | 202 | 1,996 | (1,926) | 272 |
| Subtotal | $448 | 2,510 | (2,438) | 520 |
| Reserve for doubtful accounts | 110 | 23 | (26) | 107 |
| Reserve for cash discounts | 22 | 285 | (286) | 21 |
| **Total** | **$580** | **2,818** | **(2,750)** | **648** |

*[1] Includes reserve for customer rebates of $50 million at January 2, 2011 and $46 million at January 3, 2010, recorded as a contra asset.*

### PHARMACEUTICAL SEGMENT

| (Dollars in Millions) | Balance at Beginning of Period | Accruals | Payments/ Other | Balance at End of Period |
|---|---|---|---|---|
| **2010** | | | | |
| Accrued rebates [1][2] | $1,064 | 4,768 | (4,312) | 1,520 |
| Accrued returns | 342 | 27 | (75) | 294 |
| Accrued promotions | 84 | 135 | (136) | 83 |
| Subtotal | $1,490 | 4,930 | (4,523) | 1,897 |
| Reserve for doubtful accounts | 83 | 91 | (29) | 145 |
| Reserve for cash discounts | 48 | 379 | (373) | 54 |
| **Total** | **$1,621** | **5,400** | **(4,925)** | **2,096** |
| **2009** | | | | |
| Accrued rebates [1] | $1,261 | 3,975 | (4,172) | 1,064 |
| Accrued returns | 490 | 147 | (295) | 342 |
| Accrued promotions | 107 | 330 | (353) | 84 |
| Subtotal | $1,858 | 4,452 | (4,820) | 1,490 |
| Reserve for doubtful accounts | 48 | 37 | (2) | 83 |
| Reserve for cash discounts | 23 | 462 | (437) | 48 |
| **Total** | **$1,929** | **4,951** | **(5,259)** | **1,621** |

*[1] Includes reserve for customer rebates of $320 million at January 2, 2011 and $372 million at January 3, 2010, recorded as a contra asset.*

*[2] Includes additional sales rebates to Medicaid managed care organizations as a result of health care reform legislation.*

### MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

| (Dollars in Millions) | Balance at Beginning of Period | Accruals | Payments/ Other | Balance at End of Period |
|---|---|---|---|---|
| **2010** | | | | |
| Accrued rebates [1] | $454 | 2,363 | (2,322) | 495 |
| Accrued returns | 220 | 334 | (353) | 201 |
| Accrued promotions | 73 | 111 | (134) | 50 |
| Subtotal | $747 | 2,808 | (2,809) | 746 |
| Reserve for doubtful accounts | 143 | 33 | (38) | 138 |
| Reserve for cash discounts | 32 | 484 | (481) | 35 |
| **Total** | **$922** | **3,325** | **(3,328)** | **919** |
| **2009** | | | | |
| Accrued rebates [1] | $416 | 2,229 | (2,191) | 454 |
| Accrued returns | 189 | 74 | (43) | 220 |
| Accrued promotions | 47 | 120 | (94) | 73 |
| Subtotal | $652 | 2,423 | (2,328) | 747 |
| Reserve for doubtful accounts | 109 | 50 | (16) | 143 |
| Reserve for cash discounts | 34 | 416 | (418) | 32 |
| **Total** | **$795** | **2,889** | **(2,762)** | **922** |

*[1] Includes reserve for customer rebates of $331 million at January 2, 2011 and $311 million at January 3, 2010, recorded as a contra asset.*

**Income Taxes:** Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

In 2007, in accordance with U.S. GAAP, the Company adopted the standard related to accounting for uncertainty in income taxes. The Codification prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Codification also provides guidance on derecognition, classification and other matters. See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

At January 2, 2011 and January 3, 2010, the cumulative amounts of undistributed international earnings were approximately $37.0 billion and $32.2 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation.

**Legal and Self Insurance Contingencies:** The Company records accruals for various contingencies including legal proceedings and product liability cases as these arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses and, where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

**Long-Lived and Intangible Assets:** The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

**Employee Benefit Plans:** The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 10 to the Consolidated Financial Statements for further details on these rates and the effect a rate change would have on the Company's results of operations.

**Stock Based Compensation:** The Company recognizes compensation expense associated with the issuance of equity instruments to employees for their services. The fair value of each award is estimated on the date of grant using the Black-Scholes option valuation model and is expensed in the financial statements over the vesting period. The input assumptions used in determining fair value are the expected life, expected volatility, risk-free rate and the dividend yield. See Note 17 to the Consolidated Financial Statements for additional information.

## NEW ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of January 2, 2011.

## ECONOMIC AND MARKET FACTORS

The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 2000–2010, in the United States, the weighted average compound annual growth rate of the Company's net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company accounted for operations in Venezuela as highly inflationary in 2010, as the prior three-year cumulative inflation rate has surpassed 100%. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. Dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2010 would have increased or decreased the translation of foreign sales by approximately $300 million and income by $65 million.

The Company faces various worldwide health care changes that may continue to result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.

Changes in the behavior and spending patterns of purchasers of health care products and services, including delaying medical procedures, rationing prescription medications, reducing the frequency of physician visits and foregoing health care insurance coverage, as a result of the current global economic downturn, may continue to impact the Company's businesses.

The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of most of the Company's key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in ANDA filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information see the discussion on "Litigation Against Filers of Abbreviated New Drug Applications" in Note 21 to the Consolidated Financial Statements.

## LEGAL PROCEEDINGS

The Company is involved in numerous product liability cases in the United States, many of which concern alleged adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that in most cases product liability will be substantially covered by existing amounts accrued in the Company's balance sheet under its self-insurance program.

The Company is also involved in a number of patent, trademark and other lawsuits, as well as investigations, incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be reasonably estimated. However, in the Company's opinion, based on its examination of these matters, its experience to date, and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company's balance sheet, is not expected to be material to the Company's financial position, although the resolution in any reporting period of one or more of these matters could have a material impact on the Company's results of operations and cash flows for that period.

See Note 21 to the Consolidated Financial Statements for further information regarding legal proceedings.

## COMMON STOCK MARKET PRICES

The Company's Common Stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson Common Stock during 2010 and 2009 were:

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First quarter | $65.95 | 61.89 | 61.00 | 46.25 |
| Second quarter | 66.20 | 57.55 | 56.65 | 50.12 |
| Third quarter | 62.70 | 56.86 | 62.47 | 55.71 |
| Fourth quarter | 64.92 | 61.25 | 65.41 | 58.78 |
| Year-end close | $61.85 | | 64.41 | |

## Cautionary Factors That May Affect Future Results

This Annual Report contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements may be identified by the use of words such as "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company's strategy for growth, product development, regulatory approval, market position and expenditures.

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments.

Risks and uncertainties include, but are not limited to, general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents; significant litigation adverse to the Company; impact of business combinations; financial distress and bankruptcies experienced by significant customers and suppliers; changes to governmental laws and regulations and U.S. and foreign health care reforms; trends toward healthcare cost containment; increased scrutiny of the healthcare industry by government agencies; changes in behavior and spending patterns of purchasers of healthcare products and services; manufacturing difficulties or delays; product efficacy or safety concerns resulting in product recalls or regulatory action.

The Company's report on Form 10-K for the year ended January 2, 2011 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

## Consolidated Balance Sheets

Johnson & Johnson and Subsidiaries

| At January 2, 2011 and January 3, 2010 (Dollars in Millions Except Share and Per Share Data) (Note 1) | 2010 | 2009 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents (Notes 1 and 2) | $ 19,355 | 15,810 |
| Marketable securities (Notes 1 and 2) | 8,303 | 3,615 |
| Accounts receivable trade, less allowances for doubtful accounts $340 (2009, $333) | 9,774 | 9,646 |
| Inventories (Notes 1 and 3) | 5,378 | 5,180 |
| Deferred taxes on income (Note 8) | 2,224 | 2,793 |
| Prepaid expenses and other receivables | 2,273 | 2,497 |
| **Total current assets** | **47,307** | **39,541** |
| Property, plant and equipment, net (Notes 1 and 4) | 14,553 | 14,759 |
| Intangible assets, net (Notes 1 and 5) | 16,716 | 16,323 |
| Goodwill (Notes 1 and 5) | 15,294 | 14,862 |
| Deferred taxes on income (Note 8) | 5,096 | 5,507 |
| Other assets | 3,942 | 3,690 |
| **Total assets** | **$102,908** | **94,682** |
| **Liabilities and Shareholders' Equity** | | |
| **Current liabilities** | | |
| Loans and notes payable (Note 7) | $ 7,617 | 6,318 |
| Accounts payable | 5,623 | 5,541 |
| Accrued liabilities | 4,100 | 4,625 |
| Accrued rebates, returns and promotions | 2,512 | 2,028 |
| Accrued compensation and employee related obligations | 2,642 | 2,777 |
| Accrued taxes on income | 578 | 442 |
| **Total current liabilities** | **23,072** | **21,731** |
| Long-term debt (Note 7) | 9,156 | 8,223 |
| Deferred taxes on income (Note 8) | 1,447 | 1,424 |
| Employee related obligations (Notes 9 and 10) | 6,087 | 6,769 |
| Other liabilities | 6,567 | 5,947 |
| **Total liabilities** | **46,329** | **44,094** |
| **Shareholders' equity** | | |
| Preferred stock — without par value (authorized and unissued 2,000,000 shares) | — | — |
| Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares) | 3,120 | 3,120 |
| Accumulated other comprehensive income (Note 13) | (3,531) | (3,058) |
| Retained earnings | 77,773 | 70,306 |
| | 77,362 | 70,368 |
| Less: common stock held in treasury, at cost (Note 12) (381,746,000 shares and 365,522,000 shares) | 20,783 | 19,780 |
| **Total shareholders' equity** | **56,579** | **50,588** |
| **Total liabilities and shareholders' equity** | **$102,908** | **94,682** |

*See Notes to Consolidated Financial Statements*

# Consolidated Statements of Earnings

Johnson & Johnson and Subsidiaries

| (Dollars in Millions Except Per Share Figures) (Note 1) | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Sales to customers** | $61,587 | 61,897 | 63,747 |
| Cost of products sold | 18,792 | 18,447 | 18,511 |
| Gross profit | 42,795 | 43,450 | 45,236 |
| Selling, marketing and administrative expenses | 19,424 | 19,801 | 21,490 |
| Research and development expense | 6,844 | 6,986 | 7,577 |
| Purchased in-process research and development (Note 20) | — | — | 181 |
| Interest income | (107) | (90) | (361) |
| Interest expense, net of portion capitalized (Note 4) | 455 | 451 | 435 |
| Other (income) expense, net | (768) | (526) | (1,015) |
| Restructuring (Note 22) | — | 1,073 | — |
| Earnings before provision for taxes on income | 16,947 | 15,755 | 16,929 |
| Provision for taxes on income (Note 8) | 3,613 | 3,489 | 3,980 |
| **Net earnings** | **$13,334** | **12,266** | **12,949** |
| **Basic net earnings per share (Notes 1 and 15)** | **$ 4.85** | **4.45** | **4.62** |
| **Diluted net earnings per share (Notes 1 and 15)** | **$ 4.78** | **4.40** | **4.57** |
| **Cash dividends per share** | **$ 2.110** | **1.930** | **1.795** |
| **Basic average shares outstanding (Notes 1 and 15)** | **2,751.4** | **2,759.5** | **2,802.5** |
| **Diluted average shares outstanding (Notes 1 and 15)** | **2,788.8** | **2,789.1** | **2,835.6** |

*See Notes to Consolidated Financial Statements*

## Consolidated Statements of Equity

Johnson & Johnson and Subsidiaries

| (Dollars in Millions) (Note 1) | Total | Comprehensive Income | Retained Earnings | Accumulated Other Comprehensive Income | Common Stock Issued Amount | Treasury Stock Amount |
|---|---|---|---|---|---|---|
| **Balance, December 30, 2007** | **$43,319** | | **55,280** | **(693)** | **3,120** | **(14,388)** |
| Net earnings | 12,949 | 12,949 | 12,949 | | | |
| Cash dividends paid | (5,024) | | (5,024) | | | |
| Employee compensation and stock option plans | 2,180 | | 175 | | | 2,005 |
| Conversion of subordinated debentures | — | | (1) | | | 1 |
| Repurchase of common stock | (6,651) | | | | | (6,651) |
| Other comprehensive income, net of tax: | | | | | | |
| Currency translation adjustment | (2,499) | (2,499) | | (2,499) | | |
| Unrealized losses on securities | (59) | (59) | | (59) | | |
| Employee benefit plans | (1,870) | (1,870) | | (1,870) | | |
| Gains on derivatives & hedges | 166 | 166 | | 166 | | |
| Reclassification adjustment | | (27) | | | | |
| Total comprehensive income | | **8,660** | | | | |
| **Balance, December 28, 2008** | **$42,511** | | **63,379** | **(4,955)** | **3,120** | **(19,033)** |
| Net earnings | 12,266 | 12,266 | 12,266 | | | |
| Cash dividends paid | (5,327) | | (5,327) | | | |
| Employee compensation and stock option plans | 1,402 | | 25 | | | 1,377 |
| Conversion of subordinated debentures | 2 | | (4) | | | 6 |
| Repurchase of common stock | (2,130) | | | | | (2,130) |
| Other | (33) | | (33) | | | |
| Other comprehensive income, net of tax: | | | | | | |
| Currency translation adjustment | 1,363 | 1,363 | | 1,363 | | |
| Unrealized losses on securities | (55) | (55) | | (55) | | |
| Employee benefit plans | 565 | 565 | | 565 | | |
| Gains on derivatives & hedges | 24 | 24 | | 24 | | |
| Total comprehensive income | | **14,163** | | | | |
| **Balance, January 3, 2010** | **$50,588** | | **70,306** | **(3,058)** | **3,120** | **(19,780)** |
| Net earnings | 13,334 | 13,334 | 13,334 | | | |
| Cash dividends paid | (5,804) | | (5,804) | | | |
| Employee compensation and stock option plans | 1,730 | | (62) | | | 1,792 |
| Conversion of subordinated debentures | 1 | | (1) | | | 2 |
| Repurchase of common stock | (2,797) | | | | | (2,797) |
| Other comprehensive income, net of tax: | | | | | | |
| Currency translation adjustment | (461) | (461) | | (461) | | |
| Unrealized gains on securities | 54 | 54 | | 54 | | |
| Employee benefit plans | (21) | (21) | | (21) | | |
| Losses on derivatives & hedges | (45) | (45) | | (45) | | |
| Total comprehensive income | | **12,861** | | | | |
| **Balance, January 2, 2011** | **$56,579** | | **77,773** | **(3,531)** | **3,120** | **(20,783)** |

*See Notes to Consolidated Financial Statements*

## Consolidated Statements of Cash Flows

Johnson & Johnson and Subsidiaries

| (Dollars in Millions) (Note 1) | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net earnings | $13,334 | 12,266 | 12,949 |
| Adjustments to reconcile net earnings to cash flows from operating activities: | | | |
| Depreciation and amortization of property and intangibles | 2,939 | 2,774 | 2,832 |
| Stock based compensation | 614 | 628 | 627 |
| Purchased in-process research and development | — | — | 181 |
| Deferred tax provision | 356 | (436) | 22 |
| Accounts receivable allowances | 12 | 58 | 86 |
| Changes in assets and liabilities, net of effects from acquisitions: | | | |
| (Increase)/decrease in accounts receivable | (207) | 453 | (736) |
| (Increase)/decrease in inventories | (196) | 95 | (101) |
| Increase/(decrease) in accounts payable and accrued liabilities | 20 | (507) | (272) |
| (Increase)/decrease in other current and non-current assets | (574) | 1,209 | (1,600) |
| Increase in other current and non-current liabilities | 87 | 31 | 984 |
| **Net cash flows from operating activities** | **16,385** | **16,571** | **14,972** |
| **Cash flows from investing activities** | | | |
| Additions to property, plant and equipment | (2,384) | (2,365) | (3,066) |
| Proceeds from the disposal of assets | 524 | 154 | 785 |
| Acquisitions, net of cash acquired (Note 20) | (1,269) | (2,470) | (1,214) |
| Purchases of investments | (15,788) | (10,040) | (3,668) |
| Sales of investments | 11,101 | 7,232 | 3,059 |
| Other (primarily intangibles) | (38) | (109) | (83) |
| **Net cash used by investing activities** | **(7,854)** | **(7,598)** | **(4,187)** |
| **Cash flows from financing activities** | | | |
| Dividends to shareholders | (5,804) | (5,327) | (5,024) |
| Repurchase of common stock | (2,797) | (2,130) | (6,651) |
| Proceeds from short-term debt | 7,874 | 9,484 | 8,430 |
| Retirement of short-term debt | (6,565) | (6,791) | (7,319) |
| Proceeds from long-term debt | 1,118 | 9 | 1,638 |
| Retirement of long-term debt | (32) | (219) | (24) |
| Proceeds from the exercise of stock options/excess tax benefits | 1,226 | 882 | 1,486 |
| **Net cash used by financing activities** | **(4,980)** | **(4,092)** | **(7,464)** |
| Effect of exchange rate changes on cash and cash equivalents | (6) | 161 | (323) |
| Increase in cash and cash equivalents | 3,545 | 5,042 | 2,998 |
| Cash and cash equivalents, beginning of year (Note 1) | 15,810 | 10,768 | 7,770 |
| **Cash and cash equivalents, end of year (Note 1)** | **$19,355** | **15,810** | **10,768** |
| **Supplemental cash flow data** | | | |
| Cash paid during the year for: | | | |
| Interest | $ 491 | 533 | 525 |
| Income taxes | 2,442 | 2,363 | 4,068 |
| **Supplemental schedule of noncash investing and financing activities** | | | |
| Treasury stock issued for employee compensation and stock option plans, net of cash proceeds | $ 673 | 541 | 593 |
| Conversion of debt | 1 | 2 | — |
| **Acquisitions** | | | |
| Fair value of assets acquired | $ 1,321 | 3,345 | 1,328 |
| Fair value of liabilities assumed and non-controlling interests | (52) | (875) | (114) |
| Net cash paid for acquisitions | **$ 1,269** | **2,470** | **1,214** |

*See Notes to Consolidated Financial Statements*

# Notes to Consolidated Financial Statements

## 1. Summary of Significant Accounting Policies

**PRINCIPLES OF CONSOLIDATION**

The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries (the "Company"). Intercompany accounts and transactions are eliminated.

**DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS**

The Company has approximately 114,000 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby care, skin care, oral care, wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products and wellness and prevention platforms. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following areas: anti-infective, antipsychotic, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products distributed to wholesalers, hospitals and retailers used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Biosense Webster's electrophysiology products; Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction, spinal care, neurological and sports medicine products; Ethicon's surgical care, aesthetics and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products and advanced sterilization products; LifeScan's blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics' professional diagnostic products and Vistakon's disposable contact lenses.

**NEW ACCOUNTING PRONOUNCEMENTS**

**RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS**

During the fiscal first quarter of 2010 the Company adopted the Financial Accounting Standards Board (FASB) guidance and amendments related to the criteria for separating consideration in multiple-deliverable revenue arrangements. The guidance (a) provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; and (c) eliminates the use of the residual method and requires an entity to allocate the revenue using the relative selling price method. The adoption did not have a material impact on the Company's results of operations, cash flows or financial position; however it expanded the disclosures for multiple-deliverable revenue arrangements.

During the fiscal first quarter of 2010, the Company adopted the FASB standard related to variable interest entities. The adoption of this standard did not have an impact on the Company's results of operations, cash flows or financial position.

During the fiscal first quarter of 2010, the Company adopted the new accounting guidance on fair value measurements and disclosures. This guidance requires the Company to disclose the amount of significant transfers between Level 1 and Level 2 inputs and the reasons for these transfers as well as the reasons for any transfers in or out of Level 3 of the fair value hierarchy. In addition, the guidance clarifies certain existing disclosure requirements. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial position.

**RECENTLY ISSUED ACCOUNTING STANDARDS, NOT ADOPTED AS OF JANUARY 2, 2011**

During the fiscal second quarter of 2010 the FASB issued an accounting standard update related to revenue recognition under the milestone method. The objective of the accounting standard update is to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. This guidance was effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on the Company's results of operations, cash flows or financial position.

**CASH EQUIVALENTS**

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

**INVESTMENTS**

Short-term marketable securities are carried at cost, which approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company periodically reviews its investments in equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary. If losses on these securities are considered to be other than temporary, the loss is recognized in earnings.

### PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

| | |
|---|---|
| Building and building equipment | 20–40 years |
| Land and leasehold improvements | 10–20 years |
| Machinery and equipment | 2–13 years |

The Company capitalizes certain computer software and development costs, included in machinery and equipment, when incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from 3 to 8 years.

The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When certain events or changes in operating or economic conditions occur, an impairment assessment may be performed on the recoverability of the carrying value of these assets. If the asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. If quoted market prices are not available, the Company will estimate fair value using a discounted value of estimated future cash flows.

### REVENUE RECOGNITION

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on contractual terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company's accounting policies, the Company generally issues credit to customers for returned goods. The Company's sales return reserves are accounted for in accordance with U.S. GAAP guidance for revenue recognition when right of return exists. Sales return reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.0% and 1.2% of annual sales to customers during the prior three fiscal reporting years 2008–2010.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers. These arrangements are evaluated to determine the appropriate amounts to be deferred.

### SHIPPING AND HANDLING

Shipping and handling costs incurred were $945 million, $964 million and $1,017 million in 2010, 2009 and 2008, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.

### INVENTORIES

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

### INTANGIBLE ASSETS AND GOODWILL

The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed the annual impairment test for 2010 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.

Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 5 for further details on Intangible Assets and Goodwill.

### FINANCIAL INSTRUMENTS

As required by U.S. GAAP, all derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions. See Note 6 for additional information on Financial Instruments.

**PRODUCT LIABILITY**

Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The accruals are adjusted periodically as additional information becomes available. As a result of cost and availability factors, effective November 1, 2005, the Company ceased purchasing third-party product liability insurance. Based on the availability of prior coverage, receivables for insurance recoveries related to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized.

**RESEARCH AND DEVELOPMENT**

Research and development expenses are expensed as incurred. Upfront and milestone payments made to third-parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

The Company enters into collaborative arrangements, typically with other pharmaceutical or biotechnology companies, to develop and commercialize drug candidates or intellectual property. These arrangements typically involve two (or more) parties who are active participants in the collaboration and are exposed to significant risks and rewards dependent on the commercial success of the activities. These collaborations usually involve various activities by one or more parties, including research and development, marketing and selling and distribution. Often, these collaborations require upfront, milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development. Amounts due from collaborative partners related to development activities are generally reflected as a reduction of research and development expense because the performance of contract development services is not central to the Company's operations. In general, the income statement presentation for these collaborations is as follows:

| Nature/Type of Collaboration | Statement of Earnings Presentation |
|---|---|
| Third-party sale of product | Sales to customers |
| Royalties/milestones paid to collaborative partner (post-regulatory approval)* | Cost of goods sold |
| Royalties received from collaborative partner | Other income (expense), net |
| Upfront payments & milestones paid to collaborative partner (pre-regulatory approval) | Research and development expense |
| Research and development payments to collaborative partner | Research and development expense |
| Research and development payments received from collaborative partner | Reduction of research and development expense |

** Milestones are capitalized as intangible assets and amortized to cost of goods sold over the useful life.*

**ADVERTISING**

Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $2.5 billion, $2.4 billion and $2.9 billion in 2010, 2009 and 2008, respectively.

**INCOME TAXES**

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation. At January 2, 2011 and January 3, 2010, the cumulative amount of undistributed international earnings was approximately $37.0 billion and $32.2 billion, respectively.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

**NET EARNINGS PER SHARE**

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities were exercised or converted into common stock using the treasury stock method.

**USE OF ESTIMATES**
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. For instance, in determining annual pension and post-employment benefit costs, the Company estimates the rate of return on plan assets, and the cost of future health care benefits. Actual results may or may not differ from those estimates.

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

**ANNUAL CLOSING DATE**
The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, as was the case in 2009 and will be the case again in 2014.

**RECLASSIFICATION**
Certain prior period amounts have been reclassified to conform to current year presentation.

## 2. Cash, Cash Equivalents and Current Marketable Securities

At the end of 2010 and 2009, the amortized cost of cash, cash equivalents and current marketable securities were comprised of:

| | Amortized Cost | |
|---|---|---|
| (Dollars in Millions) | 2010 | 2009 |
| Cash | $ 2,293 | 2,517 |
| Government securities and obligations | 22,349 | 13,370 |
| Corporate debt securities | 225 | 426 |
| Money market funds | 2,135 | 1,890 |
| Time deposits | 656 | 1,222 |
| Total cash, cash equivalents and current marketable securities | **$27,658** | **19,425** |

The estimated fair value was the same as the amortized cost as of January 2, 2011. The estimated fair value was $19,426 million as of January 3, 2010 reflecting a $1 million unrealized gain in government securities and obligations.

As of January 2, 2011, current marketable securities consisted of $8,153 million and $150 million of government securities and obligations and corporate debt securities, respectively.

As of January 3, 2010, current marketable securities consisted of $3,434 million and $181 million of government securities and obligations and corporate debt securities, respectively.

Fair value of government securities and obligations and corporate debt securities were estimated using quoted broker prices in active markets.

The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A (or equivalent) credit rating.

## 3. Inventories

At the end of 2010 and 2009, inventories were comprised of:

| (Dollars in Millions) | 2010 | 2009 |
|---|---|---|
| Raw materials and supplies | $1,073 | 1,144 |
| Goods in process | 1,460 | 1,395 |
| Finished goods | 2,845 | 2,641 |
| Total inventories | **$5,378** | **5,180** |

## 4. Property, Plant and Equipment

At the end of 2010 and 2009, property, plant and equipment at cost and accumulated depreciation were:

| (Dollars in Millions) | 2010 | 2009 |
|---|---|---|
| Land and land improvements | $ 738 | 714 |
| Buildings and building equipment | 9,079 | 8,863 |
| Machinery and equipment | 18,032 | 17,153 |
| Construction in progress | 2,577 | 2,521 |
| Total property, plant and equipment, gross | $30,426 | 29,251 |
| Less accumulated depreciation | 15,873 | 14,492 |
| Total property, plant and equipment, net | **$14,553** | **14,759** |

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2010, 2009 and 2008 was $73 million, $101 million and $147 million, respectively.

Depreciation expense, including the amortization of capitalized interest in 2010, 2009 and 2008, was $2.2 billion, $2.1 billion and $2.0 billion, respectively.

Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

## 5. Intangible Assets and Goodwill

At the end of 2010 and 2009, the gross and net amounts of intangible assets were:

| (Dollars in Millions) | 2010 | 2009 |
|---|---|---|
| **Intangible assets with definite lives:** | | |
| Patents and trademarks — gross | $ 6,660 | 5,697 |
| Less accumulated amortization | 2,629 | 2,177 |
| Patents and trademarks — net | **$ 4,031** | **3,520** |
| Other intangibles — gross | $ 7,674 | 7,808 |
| Less accumulated amortization | 2,880 | 2,680 |
| Other intangibles — net | **$ 4,794** | **5,128** |
| Total intangible assets with definite lives — gross | $14,334 | 13,505 |
| Less accumulated amortization | 5,509 | 4,857 |
| Total intangible assets with definite lives — net | **$ 8,825** | **8,648** |
| **Intangible assets with indefinite lives:** | | |
| Trademarks | $ 5,954 | 5,938 |
| Purchased in-process research and development* | 1,937 | 1,737 |
| Total intangible assets with indefinite lives | **$ 7,891** | **7,675** |
| Total intangible assets — net | **$16,716** | **16,323** |

** Purchased in-process research and development will be accounted for as an indefinite-lived intangible asset until the underlying project is completed or abandoned.*

Goodwill as of January 2, 2011 and January 3, 2010, as allocated by segment of business is as follows:

| (Dollars in Millions) | Consumer | Pharm | Med Dev and Diag | Total |
|---|---|---|---|---|
| Goodwill at December 28, 2008 | $7,474 | 963 | 5,282 | 13,719 |
| Acquisitions | — | 271 | 401 | 672 |
| Currency translation/other* | 600 | 10 | (139) | 471 |
| Goodwill at January 3, 2010 | $8,074 | 1,244 | 5,544 | 14,862 |
| Acquisitions | — | — | 397 | 397 |
| Currency translation/other | 70 | (19) | (16) | 35 |
| Goodwill at January 2, 2011 | **$8,144** | **1,225** | **5,925** | **15,294** |

** Includes reclassification between segments.*

The weighted average amortization periods for patents and trademarks and other intangible assets are 17 years and 28 years, respectively. The amortization expense of amortizable assets was $748 million, $675 million and $788 million before tax, for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, respectively. Certain patents and intangible assets were written down to fair value during fiscal years 2010, 2009 and 2008, with the resulting charge included in amortization expense. These write downs did not have a material impact on the Company's results of operations, cash flows or financial position.

The estimated amortization expense for the five succeeding years approximates $730 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.

## 6. Fair Value Measurements

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of raw materials denominated in foreign currency. The Company also uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges. The Company also uses forward exchange contracts to manage its exposure to the variability of cash flows for repatriation of foreign dividends. These contracts are designated as net investment hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The Company does not enter into derivative financial instruments for trading or speculative purposes, or contain credit risk related contingent features or requirements to post collateral. On an ongoing basis, the Company monitors counterparty credit ratings. The Company considers credit non-performance risk to be low, because the Company enters into agreements with commercial institutions that have at least an A (or equivalent) credit rating. As of January 2, 2011, the Company had notional amounts outstanding for forward foreign exchange contracts and cross currency interest rate swaps of $21 billion and $3 billion, respectively.

All derivative instruments are to be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Gains/losses on net investment hedges are accounted for through the currency translation account and are insignificant. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings in other (income) and expense, net, and was not material for the fiscal years ended January 2, 2011 and January 3, 2010. Refer to Note 13 for disclosures of movements in Accumulated Other Comprehensive Income.

As of January 2, 2011, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $100 million after-tax. For additional information, see Note 13. The Company expects that substantially all of the amount related to foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months, excluding interest rate swaps. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.

The following table is a summary of the activity related to designated derivatives for the fiscal years ended January 2, 2011 and January 3, 2010:

| Cash Flow Hedges (Dollars in Millions) | Gain/(Loss) recognized in Accumulated OCI[1] | | Gain/(Loss) reclassified from Accumulated OCI into income[1] | | Gain/(Loss) recognized in Other income/expense[2] | |
|---|---|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 | 2010 | 2009 |
| Foreign exchange contracts | $ (66) | (63) | (52)[A] | (47)[A] | (2) | 1 |
| Foreign exchange contracts | (296) | (173) | (300)[B] | 70[B] | (38) | (1) |
| Foreign exchange contracts | 51 | 5 | 57[C] | 13[C] | 5 | — |
| Cross currency interest rate swaps | (40) | 241 | 6[D] | (16)[D] | — | — |
| Foreign exchange contracts | 18 | 28 | 1[E] | (6)[E] | 3 | (12) |
| **Total** | **$(333)** | **38** | **(288)** | **14** | **(32)** | **(12)** |

*All amounts shown in the table above are net of tax.*

[1] *Effective portion*

[2] *Ineffective portion*

[A] *Included in Sales to customer*

[B] *Included in Cost of products sold*

[C] *Included in Research and development expense*

[D] *Included in Interest (income)/Interest expense, net*

[E] *Included in Other (income)/expense, net*

For the fiscal years ended January 2, 2011 and January 3, 2010, a loss of $31 million and a gain of $21 million, respectively, was recognized in Other (income)/expense, net, relating to foreign exchange contracts not designated as hedging instruments.

Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest.

The fair value of a derivative financial instrument (i.e. forward exchange contract, currency swap) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company's results of operations, cash flows or financial position. The Company also holds equity investments that are classified as Level 1 as they are traded in an active exchange market.

The following three levels of inputs are used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Significant other observable inputs.

Level 3 — Significant unobservable inputs.

The Company's significant financial assets and liabilities measured at fair value as of January 2, 2011 and January 3, 2010 were as follows:

| (Dollars in Millions) | Level 1 | Level 2 | Level 3 | 2010 Total | 2009 Total[1] |
|---|---|---|---|---|---|
| **Derivatives designated as hedging instruments:** | | | | | |
| **Assets:** | | | | | |
| Foreign exchange contracts | $ — | 321 | — | 321 | 436 |
| Cross currency interest rate swaps [2] | — | 17 | — | 17 | 126 |
| **Total** | **—** | **338** | **—** | **338** | **562** |
| **Liabilities:** | | | | | |
| Foreign exchange contracts | — | 586 | — | 586 | 608 |
| Cross currency interest rate swaps [3] | — | 502 | — | 502 | 571 |
| **Total** | **—** | **1,088** | **—** | **1,088** | **1,179** |
| **Derivatives not designated as hedging instruments:** | | | | | |
| **Assets:** | | | | | |
| Foreign exchange contracts | — | 19 | — | 19 | 33 |
| **Liabilities:** | | | | | |
| Foreign exchange contracts | — | 39 | — | 39 | 40 |
| **Other investments** | $1,165 | — | — | 1,165 | 1,134 |

[1] *2009 assets and liabilities are all classified as Level 2 with the exception of other investments of $1,134 million which are classified as Level 1.*
[2] *Includes $14 million and $119 million of non-current assets for the fiscal years ending January 2, 2011 and January 3, 2010, respectively.*
[3] *Includes $502 million and $517 million of non-current liabilities for the fiscal years ending January 2, 2011 and January 3, 2010, respectively.*

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

## 7. Borrowings

The components of long-term debt are as follows:

| (Dollars in Millions) | 2010 | Effective Rate % | 2009 | Effective Rate % |
|---|---|---|---|---|
| 5.15% Debentures due 2012 | $ 599 | 5.18% | 599 | 5.18 |
| 3.80% Debentures due 2013 | 500 | 3.82 | 500 | 3.82 |
| 5.55% Debentures due 2017 | 1,000 | 5.55 | 1,000 | 5.55 |
| 5.15% Debentures due 2018 | 898 | 5.15 | 898 | 5.15 |
| 4.75% Notes due 2019 (1B Euro 1.3268) [2]/(1B Euro 1.4382) [3] | 1,319[2] | 5.35 | 1,429[3] | 5.35 |
| 3% Zero Coupon Convertible Subordinated Debentures due 2020 | 194 | 3.00 | 188 | 3.00 |
| 2.95% Debentures due 2020 | 541 | 3.15 | — | — |
| 6.73% Debentures due 2023 | 250 | 6.73 | 250 | 6.73 |
| 5.50% Notes due 2024 (500MM GBP 1.5403) [2]/ (500MM GBP 1.6189) [3] | 764[2] | 5.71 | 803[3] | 5.71 |
| 6.95% Notes due 2029 | 294 | 7.14 | 294 | 7.14 |
| 4.95% Debenture due 2033 | 500 | 4.95 | 500 | 4.95 |
| 5.95% Notes due 2037 | 995 | 5.99 | 995 | 5.99 |
| 5.86% Debentures due 2038 | 700 | 5.86 | 700 | 5.86 |
| 4.50% Debentures due 2040 | 539 | 4.63 | — | — |
| Other (Includes Industrial Revenue Bonds) | 76 | | 101 | |
| | **9,169[4]** | **5.25[1]** | **8,257[4]** | **5.42[1]** |
| Less current portion | 13 | | 34 | |
| | **$9,156** | | **8,223** | |

[1] *Weighted average effective rate.*
[2] *Translation rate at January 2, 2011.*
[3] *Translation rate at January 3, 2010.*
[4] *The excess of the fair value over the carrying value of debt was $1.0 billion in 2010 and $0.8 billion in 2009.*

Fair value of the non-current debt was estimated using market prices, which were corroborated by quoted broker prices in active markets.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2010, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires September 22, 2011. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

Throughout 2010 the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $7.6 billion at the end of 2010, of which $7.4 billion was borrowed under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.

The Company has a shelf registration with the Securities and Exchange Commission that enables the Company to issue on a timely basis debt securities and warrants to purchase debt securities.

Aggregate maturities of long-term obligations commencing in 2010 are:

| (Dollars in Millions) 2011 | 2012 | 2013 | 2014 | 2015 | After 2015 |
|---|---|---|---|---|---|
| $13 | 644 | 509 | 9 | — | 7,994 |

## 8. Income Taxes

The provision for taxes on income consists of:

| (Dollars in Millions) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Currently payable: | | | |
| U.S. taxes | $2,063 | 2,410 | 2,334 |
| International taxes | 1,194 | 1,515 | 1,624 |
| Total currently payable | 3,257 | 3,925 | 3,958 |
| Deferred: | | | |
| U.S. taxes | (4) | 187 | 126 |
| International taxes | 360 | (623) | (104) |
| Total deferred | 356 | (436) | 22 |
| Provision for taxes on income | **$3,613** | **3,489** | **3,980** |

A comparison of income tax expense at the U.S. statutory rate of 35% in 2010, 2009 and 2008, to the Company's effective tax rate is as follows:

| (Dollars in Millions) | 2010 | 2009 | 2008 |
|---|---|---|---|
| U.S. | $ 6,392 | 7,141 | 6,579 |
| International | 10,555 | 8,614 | 10,350 |
| Earnings before taxes on income | $16,947 | 15,755 | 16,929 |
| Tax rates: | | | |
| U.S. statutory rate | 35.0% | 35.0 | 35.0 |
| Ireland and Puerto Rico operations | (5.1) | (5.1) | (6.8) |
| Research and orphan drug tax credits | (0.6) | (0.6) | (0.6) |
| U.S. state and local | 1.0 | 1.8 | 1.6 |
| International subsidiaries excluding Ireland | (7.5) | (6.7) | (5.6) |
| U.S. manufacturing deduction | (0.5) | (0.4) | (0.4) |
| In-process research and development (IPR&D) | — | — | 0.4 |
| U.S. Tax international income | (0.6) | (1.6) | (0.5) |
| All other | (0.4) | (0.3) | 0.4 |
| Effective tax rate | 21.3% | 22.1 | 23.5 |

The Company has subsidiaries manufacturing in Ireland under an incentive tax rate. In addition, the Company has subsidiaries operating in Puerto Rico under various tax incentive grants. The decrease in the 2010 tax rate was primarily due to decreases in taxable income in higher tax jurisdictions relative to taxable income in lower tax jurisdictions and certain U.S. tax adjustments. The decrease in the 2009 tax rate was primarily due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions.

Temporary differences and carry forwards for 2010 and 2009 are as follows:

| | 2010 Deferred Tax | | 2009 Deferred Tax | |
|---|---|---|---|---|
| (Dollars in Millions) | Asset | Liability | Asset | Liability |
| Employee related obligations | $2,211 | | 2,153 | |
| Stock based compensation | 1,225 | | 1,291 | |
| Depreciation | | (769) | | (661) |
| Non-deductible intangibles | | (2,725) | | (2,377) |
| International R&D capitalized for tax | 1,857 | | 1,989 | |
| Reserves & liabilities | 948 | | 1,014 | |
| Income reported for tax purposes | 691 | | 648 | |
| Net operating loss carryforward international | 738 | | 615 | |
| Miscellaneous international | 1,326 | (106) | 1,474 | (110) |
| Miscellaneous U.S. | 470 | | 799 | |
| Total deferred income taxes | **$9,466** | **(3,600)** | **9,983** | **(3,148)** |

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet. The 2009 deferred tax Miscellaneous U.S. includes current year tax receivables. The Company has a wholly-owned international subsidiary that has cumulative net losses. The Company believes that it is more likely than not that this subsidiary will realize future taxable income sufficient to utilize these deferred tax assets.

The following table summarizes the activity related to unrecognized tax benefits:

| (Dollars in Millions) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Beginning of year | $2,403 | 1,978 | 1,653 |
| Increases related to current year tax positions | 465 | 555 | 545 |
| Increases related to prior period tax positions | 68 | 203 | 87 |
| Decreases related to prior period tax positions | (431) | (163) | (142) |
| Settlements | (186) | (87) | (137) |
| Lapse of statute of limitations | (12) | (83) | (28) |
| End of year | **$2,307** | **2,403** | **1,978** |

The Company had $2.3 billion, $2.4 billion and $2.0 billion of unrecognized tax benefits as of January 2, 2011, January 3, 2010 and December 28, 2008, respectively. All of the unrecognized tax benefits of $2.3 billion at January 2, 2011, if recognized, would affect the Company's annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed its audit for the tax years through 2005; however, there are a limited number of issues remaining open for prior tax years going back to 1999. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2003. The Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.

The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest of $34 million income, $36 million expense and $69 million expense in 2010, 2009 and 2008, respectively. The total amount of accrued interest was $264 million and $309 million in 2010 and 2009, respectively.

## 9. Employee Related Obligations

At the end of 2010 and 2009, employee related obligations recorded on the Consolidated Balance Sheet were:

| (Dollars in Millions) | 2010 | 2009 |
|---|---|---|
| Pension benefits | $2,175 | 2,792 |
| Postretirement benefits | 2,359 | 2,245 |
| Postemployment benefits | 1,379 | 1,504 |
| Deferred compensation | 820 | 790 |
| Total employee obligations | 6,733 | 7,331 |
| Less current benefits payable | 646 | 562 |
| Employee related obligations — non-current | **$6,087** | **6,769** |

Prepaid employee related obligations of $615 million and $266 million for 2010 and 2009, respectively, are included in other assets on the consolidated balance sheet.

## 10. Pensions and Other Benefit Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care, to all U.S. retired employees and their dependents.

Many international employees are covered by government-sponsored programs and the cost to the Company is not significant.

Retirement plan benefits are primarily based on the employee's compensation during the last three to five years before retirement and the number of years of service. International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts, or reserves are provided.

The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

The Company uses the date of its consolidated financial statements (January 2, 2011 and January 3, 2010, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.

In accordance with U.S. GAAP, the Company has adopted the recent standards related to employers' accounting for defined benefit pension and other postretirement plans.

Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2010, 2009 and 2008 include the following components:

| | Retirement Plans | | | Other Benefit Plans | | |
|---|---|---|---|---|---|---|
| (Dollars in Millions) | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
| Service cost | $ 550 | 511 | 545 | $134 | 137 | 142 |
| Interest cost | 791 | 746 | 701 | 202 | 174 | 166 |
| Expected return on plan assets | (1,005) | (934) | (876) | (1) | (1) | (2) |
| Amortization of prior service cost | 10 | 13 | 10 | (4) | (5) | (4) |
| Amortization of net transition asset | 1 | 1 | 2 | — | — | — |
| Recognized actuarial losses | 236 | 155 | 62 | 48 | 55 | 64 |
| Curtailments and settlements | 1 | (11) | 7 | — | (1) | — |
| Net periodic benefit cost | **$ 584** | **481** | **451** | **$379** | **359** | **366** |

The net periodic benefit cost attributable to U.S. retirement plans was $294 million, $286 million and $220 million in 2010, 2009 and 2008, respectively.

Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company's defined benefit retirement plans and other postretirement plans:

| (Dollars in Millions) | |
|---|---|
| Amortization of net transition obligation | $ 1 |
| Amortization of net actuarial losses | 402 |
| Amortization of prior service cost | 5 |

Unrecognized gains and losses for the U.S. pension plans are amortized over the average remaining future service for each plan. For plans with no active employees, they are amortized over the average life expectancy. The amortization of gains and losses for the other U.S. benefit plans is determined by using a 10% corridor of the greater of the market value of assets or the projected benefit obligation. Total unamortized gains and losses in excess of the corridor are amortized over the average remaining future service.

Prior service costs/benefits for the U.S. pension plans are amortized over the remaining future service of plan participants at the time of the plan amendment. Prior service cost/benefit for the other U.S. benefit plans is amortized over the average remaining service to full eligibility age of plan participants at the time of the plan amendment.

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

| | Retirement Plans | | | Other Benefit Plans | | |
|---|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
| **U.S. Benefit Plans** | | | | | | |
| Discount rate | 5.98% | 6.50 | 6.50 | 5.98% | 6.50 | 6.50 |
| Expected long-term rate of return on plan assets | 9.00 | 9.00 | 9.00 | 9.00 | 9.00 | 9.00 |
| Rate of increase in compensation levels | 4.25 | 4.50 | 4.50 | 4.25 | 4.50 | 4.50 |
| **International Benefit Plans** | | | | | | |
| Discount rate | 5.26% | 5.75 | 6.00 | 6.32% | 6.75 | 7.25 |
| Expected long-term rate of return on plan assets | 8.00 | 8.00 | 8.00 | — | — | — |
| Rate of increase in compensation levels | 4.00 | 4.00 | 4.00 | 4.75 | 4.75 | 4.50 |

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

The expected long-term rate of return on plan assets assumption is determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

The following table displays the assumed health care cost trend rates, for all individuals:

| Health Care Plans | 2010 | 2009 |
|---|---|---|
| Health care cost trend rate assumed for next year | 7.50% | 8.00 |
| Rate to which the cost trend rate is assumed to decline (ultimate trend) | 5.00% | 5.00 |
| Year the rate reaches the ultimate trend rate | 2018 | 2017 |

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

| (Dollars in Millions) | One-Percentage-Point Increase | One-Percentage-Point Decrease |
|---|---|---|
| **Health Care Plans** | | |
| Total interest and service cost | $ 36 | $ (28) |
| Postretirement benefit obligation | 377 | (302) |

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2010 and 2009 for the Company's defined benefit retirement plans and other postretirement plans:

| (Dollars in Millions) | Retirement Plans 2010 | Retirement Plans 2009 | Other Benefit Plans 2010 | Other Benefit Plans 2009 |
|---|---|---|---|---|
| **Change in Benefit Obligation** | | | | |
| Projected benefit obligation — beginning of year | $13,449 | 11,923 | $ 3,590 | 2,765 |
| Service cost | 550 | 511 | 134 | 137 |
| Interest cost | 791 | 746 | 202 | 174 |
| Plan participant contributions | 42 | 50 | — | — |
| Amendments | — | 3 | — | — |
| Actuarial losses | 815 | 412 | 115 | 51 |
| Divestitures & acquisitions | — | 15 | — | 13 |
| Curtailments & settlements & restructuring | (10) | (3) | — | 748 |
| Benefits paid from plan | (627) | (570) | (476) | (313) |
| Effect of exchange rates | (17) | 362 | 7 | 15 |
| Projected benefit obligation — end of year* | **$14,993** | **13,449** | **$ 3,572** | **3,590** |
| **Change in Plan Assets** | | | | |
| Plan assets at fair value — beginning of year | $10,923 | 7,677 | $ 16 | 17 |
| Actual return on plan assets | 1,466 | 2,048 | 2 | 4 |
| Company contributions | 1,611 | 1,354 | 472 | 308 |
| Plan participant contributions | 42 | 50 | — | — |
| Settlements | (7) | — | — | — |
| Benefits paid from plan assets | (627) | (570) | (476) | (313) |
| Effect of exchange rates | 25 | 364 | — | — |
| Plan assets at fair value — end of year | **$13,433** | **10,923** | **$ 14** | **16** |
| Funded status at — end of year* | **$ (1,560)** | **(2,526)** | **$(3,558)** | **(3,574)** |
| **Amounts Recognized in the Company's Balance Sheet consist of the following:** | | | | |
| Non-current assets | $ 615 | 266 | $ — | — |
| Current liabilities | (54) | (53) | (576) | (484) |
| Non-current liabilities | (2,121) | (2,739) | (2,982) | (3,090) |
| Total recognized in the consolidated balance sheet — end of year | **$ (1,560)** | **(2,526)** | **$(3,558)** | **(3,574)** |
| **Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:** | | | | |
| Net actuarial loss | $ 3,539 | 3,415 | $ 1,017 | 924 |
| Prior service cost (credit) | 39 | 47 | (21) | (23) |
| Unrecognized net transition obligation | 4 | 5 | — | — |
| Total before tax effects | **$ 3,582** | **3,467** | **$ 996** | **901** |
| **Accumulated Benefit Obligations — end of year*** | **$13,134** | **11,687** | | |
| **Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income** | | | | |
| Net periodic benefit cost | **$ 584** | **481** | **$ 379** | **359** |
| Net actuarial loss (gain) | 354 | (704) | 134 | 48 |
| Amortization of net actuarial loss | (242) | (134) | (46) | (131) |
| Prior service cost | — | 3 | — | — |
| Amortization of prior service (cost) credit | (10) | (13) | 4 | 5 |
| Effect of exchange rates | 13 | 57 | 3 | 2 |
| Total recognized in other comprehensive income, before tax | **$ 115** | **(791)** | **$ 95** | **(76)** |
| Total recognized in net periodic benefit cost and other comprehensive income | **$ 699** | **(310)** | **$ 474** | **283** |

**The Company does not fund certain plans, as funding is not required. $1.3 billion and $1.2 billion of the 2010 and 2009 projected benefit obligation and $1.3 billion and $1.2 billion of the underfunded status for each of the fiscal years 2010 and 2009, respectively, relates to the unfunded pension plans. $1.1 billion and $1.0 billion of the accumulated benefit obligation for the fiscal years 2010 and 2009, respectively, relate to these unfunded pension plans.*

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

| (Dollars in Millions) | Retirement Plans 2010 | Retirement Plans 2009 |
|---|---|---|
| Accumulated benefit obligation | $(2,361) | (4,065) |
| Projected benefit obligation | (2,771) | (4,663) |
| Plan assets at fair value | 817 | 2,564 |

The following table displays the projected future benefit payments from the Company's retirement and other benefit plans:

| (Dollars in Millions) | 2011 | 2012 | 2013 | 2014 | 2015 | 2016-2020 |
|---|---|---|---|---|---|---|
| **Projected future benefit payments** | | | | | | |
| Retirement plans | $596 | 598 | 614 | 642 | 682 | 4,153 |
| Other benefit plans — gross | $263 | 212 | 200 | 202 | 203 | 1,075 |
| Medicare rebates | (10) | (12) | — | — | — | — |
| Other benefit plans — net | $253 | 200 | 200 | 202 | 203 | 1,075 |

The 2011 other benefit plan projected future benefit payments exclude $345 million of severance payments associated with the 2009 worldwide restructuring program.

In 2010, the Company contributed $1,236 million and $375 million to its U.S. and international pension plans, respectively.

The Company plans to continue to fund its U.S. defined benefit plans to comply with the Pension Protection Act of 2006.

International plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently the Company has several pension plans that are not funded.

The following table displays the projected future minimum contributions to the Company's U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

| (Dollars in Millions) | 2011 | 2012 | 2013 | 2014 | 2015 | 2016-2020 |
|---|---|---|---|---|---|---|
| **Projected future contributions** | | | | | | |
| Unfunded U.S. retirement plans | $36 | 38 | 40 | 43 | 46 | 300 |
| Unfunded international retirement plans | $18 | 17 | 19 | 19 | 23 | 128 |

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors including, local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including, diversification, liquidity of local markets and liquidity of base currency. A majority of the Company's pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds. An asset allocation of 75% equities and 25% fixed income is generally pursued unless local regulations and illiquidity require otherwise.

The Company's retirement plan asset allocation at the end of 2010 and 2009 and target allocations for 2011 are as follows:

| | Percent of Plan Assets | | Target Allocation |
|---|---|---|---|
| | 2010 | 2009 | 2011 |
| **U.S. Retirement Plans** | | | |
| Equity securities | 79% | 76% | 75% |
| Debt securities | 21 | 24 | 25 |
| Total plan assets | **100%** | **100%** | **100%** |
| **International Retirement Plans** | | | |
| Equity securities | 65% | 65% | 65% |
| Debt securities | 35 | 34 | 35 |
| Real estate and other | — | 1 | — |
| Total plan assets | **100%** | **100%** | **100%** |

The Company's other benefit plans are unfunded except for U.S. life insurance contract assets of $14 million and $16 million at January 2, 2011 and January 3, 2010, respectively.

The fair value of Johnson & Johnson Common Stock directly held in plan assets was $453 million (3.4% of total plan assets) at January 2, 2011 and $469 million (4.3% of total plan assets) at January 3, 2010.

### DETERMINATION OF FAIR VALUE

The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

### VALUATION HIERARCHY

The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with Level 1 having the highest priority and Level 3 having the lowest.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the investments measured at fair value.

- Short-term investments — Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank. Other investments are through investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

- Government and agency securities — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for a security are not available in an active market, they are classified as Level 2.

- Debt instruments — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.

- Equity securities — Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

- Commingled funds — The investments are public investment vehicles valued using the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Assets in the Level 2 category have a quoted market price in a market that is not active.

- Insurance contracts — The instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investments held in separate account portfolios as well as considering the credit worthiness of the issuer. The underlying investments are government, asset-backed and fixed income securities. In general, insurance contracts are classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.

- Other assets — Other assets are represented primarily by limited partnerships and real estate investments, as well as commercial loans and commercial mortgages that are not classified as corporate debt. Other assets that are exchange listed and actively traded are classified as Level 1, while inactively traded assets are classified as Level 2. Most limited partnerships represent investments in private equity and similar funds that are valued by the general partners. These, as well as any other assets valued using unobservable inputs, are classified as Level 3.

The following table sets forth the trust investments measured at fair value as of January 2, 2011 and January 3, 2010:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | | Significant Other Observable Inputs (Level 2) | | Significant Unobservable Inputs (Level 3) | | Total Assets | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in Millions) | 2010 | 2009 | 2010 | 2009 | 2010 | 2009 | 2010 | 2009 |
| Short-term investment funds | $ 80 | 91 | 371 | 358 | — | — | 451 | 449 |
| Government and agency securities | 69 | — | 1,484 | 1,165 | — | — | 1,553 | 1,165 |
| Debt instruments | 5 | 3 | 1,149 | 1,145 | 13 | 5 | 1,167 | 1,153 |
| Equity securities | 6,744 | 5,068 | 14 | 58 | 24 | 15 | 6,782 | 5,141 |
| Commingled funds | 1 | — | 3,173 | 2,673 | 35 | 26 | 3,209 | 2,699 |
| Insurance contracts | — | — | — | — | 29 | 32 | 29 | 32 |
| Other assets | 10 | 31 | 150 | 171 | 82 | 82 | 242 | 284 |
| **Trust investments at fair value** | **$6,909** | **5,193** | **6,341** | **5,570** | **183** | **160** | **13,433** | **10,923** |

#### LEVEL 3 GAINS AND LOSSES

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended January 2, 2011 and January 3, 2010:

| (Dollars in Millions) | Debt Instruments | Equity Securities | Commingled Funds | Insurance Contracts | Other Assets | Total Level 3 |
|---|---|---|---|---|---|---|
| Balance December 28, 2008 | $ 7 | 15 | 15 | 29 | 85 | 151 |
| Realized gains (losses) | — | — | — | 3 | — | 3 |
| Unrealized gains (losses) | 2 | (2) | (2) | — | (3) | (5) |
| Purchases, sales, issuances and settlements, net | (4) | 2 | 13 | — | — | 11 |
| Balance January 3, 2010 | 5 | 15 | 26 | 32 | 82 | 160 |
| Realized gains (losses) | (1) | — | — | (3) | 1 | (3) |
| Unrealized gains (losses) | 1 | 4 | 4 | — | (3) | 6 |
| Purchases, sales, issuances and settlements, net | 8 | 5 | 5 | — | 2 | 20 |
| **Balance January 2, 2011** | **$13** | **24** | **35** | **29** | **82** | **183** |

## 11. Savings Plan

The Company has voluntary 401 (k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $157 million, $163 million and $166 million in 2010, 2009 and 2008, respectively.

## 12. Capital and Treasury Stock

Changes in treasury stock were:

| (Amounts in Millions Except Treasury Stock Number of Shares in Thousands) | Treasury Stock Shares | Treasury Stock Amount |
|---|---|---|
| Balance at December 30, 2007 | 279,620 | $14,388 |
| Employee compensation and stock option plans | (29,906) | (2,005) |
| Conversion of subordinated debentures | (19) | (1) |
| Repurchase of common stock | 100,970 | 6,651 |
| Balance at December 28, 2008 | 350,665 | 19,033 |
| Employee compensation and stock option plans | (22,161) | (1,377) |
| Conversion of subordinated debentures | (96) | (6) |
| Repurchase of common stock | 37,114 | 2,130 |
| Balance at January 3, 2010 | 365,522 | 19,780 |
| Employee compensation and stock option plans | (28,827) | (1,792) |
| Conversion of subordinated debentures | (39) | (2) |
| Repurchase of common stock | 45,090 | 2,797 |
| Balance at January 2, 2011 | 381,746 | $20,783 |

Aggregate shares of Common Stock issued were approximately 3,119,843,000 shares at the end of 2010, 2009 and 2008.

Cash dividends paid were $2.110 per share in 2010, compared with dividends of $1.930 per share in 2009, and $1.795 per share in 2008.

## 13. Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

| (Dollars in Millions) | Foreign Currency Translation | Gains/ (Losses) on Securities | Employee Benefit Plans | Gains/ (Losses) on Derivatives & Hedges | Total Accumulated Other Comprehensive Income/(Loss) |
|---|---|---|---|---|---|
| December 30, 2007 | $ 628 | 84 | (1,360) | (45) | (693) |
| 2008 changes | | | | | |
| Unrealized gain (loss) | — | (32) | — | 94 | |
| Net amount reclassed to net earnings | — | (27) | — | 72 | |
| Net 2008 changes | (2,499) | (59) | (1,870) | 166 | (4,262) |
| December 28, 2008 | $(1,871) | 25 | (3,230) | 121 | (4,955) |
| 2009 changes | | | | | |
| Unrealized gain (loss) | — | (52) | — | 38 | |
| Net amount reclassed to net earnings | — | (3) | — | (14) | |
| Net 2009 changes | 1,363 | (55) | 565 | 24 | 1,897 |
| January 3, 2010 | $ (508) | (30) | (2,665) | 145 | (3,058) |
| 2010 changes | | | | | |
| Unrealized gain (loss) | — | 99 | — | (333) | |
| Net amount reclassed to net earnings | — | (45) | — | 288 | |
| Net 2010 changes | (461) | 54 | (21) | (45) | (473) |
| January 2, 2011 | **$ (969)** | **24** | **(2,686)** | **100** | **(3,531)** |

The tax effect on the unrealized gains/(losses) on the equity securities was expense of $13 million in 2010, income of $14 million in 2009 and expense of $14 million in 2008. The tax effect related to employee benefit plans was $11 million, $302 million and $1,090 million in 2010, 2009 and 2008, respectively. The tax effect on the gains/(losses) on derivatives and hedges was expense of $54 million, $78 million and $70 million in 2010, 2009 and 2008, respectively. See Note 6 for additional information relating to derivatives and hedging.

The currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in international subsidiaries.

## 14. International Currency Translation

For translation of its subsidiaries operating in non-U.S. Dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies. The translation of balance sheet accounts for highly inflationary economies are reflected in the operating results.

An analysis of the changes during 2010, 2009 and 2008 for foreign currency translation adjustments is included in Note 13.

Net currency transaction gains and losses included in other (income) expense were losses of $130 million, $210 million and $31 million in 2010, 2009 and 2008, respectively.

## 15. Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008:

| (In Millions Except Per Share Data) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Basic net earnings per share | $ 4.85 | 4.45 | 4.62 |
| Average shares outstanding — basic | 2,751.4 | 2,759.5 | 2,802.5 |
| Potential shares exercisable under stock option plans | 156.1 | 118.0 | 179.0 |
| Less: shares repurchased under treasury stock method | (122.3) | (92.0) | (149.6) |
| Convertible debt shares | 3.6 | 3.6 | 3.7 |
| Adjusted average shares outstanding — diluted | 2,788.8 | 2,789.1 | 2,835.6 |
| Diluted net earnings per share | $ 4.78 | 4.40 | 4.57 |

The diluted net earnings per share calculation includes the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $4 million after-tax for years 2010, 2009 and 2008.

Diluted net earnings per share excludes 66 million, 121 million and 59 million shares underlying stock options for 2010, 2009 and 2008, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.

## 16. Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $299 million, $322 million and $309 million in 2010, 2009 and 2008, respectively.

The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at January 2, 2011 are:

| (Dollars in Millions) 2011 | 2012 | 2013 | 2014 | 2015 | After 2015 | Total |
|---|---|---|---|---|---|---|
| $182 | 159 | 130 | 106 | 89 | 74 | 740 |

Commitments under capital leases are not significant.

## 17. Common Stock, Stock Option Plans and Stock Compensation Agreements

At January 2, 2011, the Company had 7 stock-based compensation plans. The shares outstanding are for contracts under the Company's 2000 Stock Option Plan, the 2005 Long-Term Incentive Plan, the 1997 Non-Employee Director's Plan and the ALZA Corporation, Inverness Medical Technology, Inc., and Scios Inc. Stock Option Plans. During 2010, no options or restricted shares were granted under any of these plans except under the 2005 Long-Term Incentive Plan.

The compensation cost that has been charged against income for these plans was $614 million, $628 million and $627 million for 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $205 million, $210 million and $210 million for 2010, 2009 and 2008, respectively. The total unrecognized compensation cost was $613 million as of January 2, 2011, $612 million as of January 3, 2010 and $632 million as of December 28, 2008. The weighted average period for this cost to be recognized was 1.05 years, 1.16 years and 1.06 years for 2010, 2009, and 2008, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.

### STOCK OPTIONS

Stock options expire 10 years from the date of grant and vest over service periods that range from six months to four years. All options are granted at the average of the high and low prices of the Company's Common Stock on the New York Stock Exchange on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of common stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 121.3 million at the end of 2010.

The Company settles employee stock option exercises with treasury shares. Treasury shares are replenished throughout the year for the number of shares used to settle employee stock option exercises.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility represents a blended rate of 4-year daily historical average volatility rate, and a 5-week average implied volatility rate based on at-the-money traded Johnson & Johnson options with a life of 2 years. Historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.

The average fair value of options granted was $8.03, $8.35 and $7.66, in 2010, 2009, and 2008, respectively. The fair value was estimated based on the weighted average assumptions of:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Risk-free rate | 2.78% | 2.71% | 2.97% |
| Expected volatility | 17.4% | 19.5% | 15.0% |
| Expected life | 6.0 yrs | 6.0 yrs | 6.0 yrs |
| Dividend yield | 3.30% | 3.30% | 2.90% |

A summary of option activity under the Plan as of January 2, 2011, January 3, 2010 and December 28, 2008 and changes during the years ending on those dates is presented below:

| (Shares in Thousands) | Outstanding Shares | Weighted Average Exercise Price | Aggregate Intrinsic Value (Dollars in Millions) |
|---|---|---|---|
| Shares at December 30, 2007 | 228,629 | $56.83 | $2,411 |
| Options granted | 22,428 | 61.80 | |
| Options exercised | (30,033) | 50.27 | |
| Options canceled/forfeited | (5,525) | 61.90 | |
| Shares at December 28, 2008 | 215,499 | 58.14 | $ 597 |
| Options granted | 21,576 | 58.32 | |
| Options exercised | (18,225) | 50.97 | |
| Options canceled/forfeited | (6,131) | 61.85 | |
| Shares at January 3, 2010 | 212,719 | 58.66 | $1,310 |
| Options granted | 13,996 | 62.62 | |
| Options exercised | (25,020) | 51.84 | |
| Options canceled/forfeited | (8,005) | 62.36 | |
| Shares at January 2, 2011 | **193,690** | **$59.68** | **$ 648** |

The total intrinsic value of options exercised was $278 million, $184 million and $506 million in 2010, 2009 and 2008, respectively.

The following table summarizes stock options outstanding and exercisable at January 2, 2011:

| (Shares in Thousands) | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Range | Options | Average Life[1] | Average Exercise Price | Options | Average Exercise Price |
| $25.00–$40.08 | 50 | 0.9 | $29.53 | 50 | $29.53 |
| $41.26–$49.86 | 532 | 0.5 | 47.43 | 532 | 47.43 |
| $50.52–$52.80 | 20,155 | 2.1 | 52.20 | 20,115 | 52.20 |
| $53.00–$53.93 | 24,114 | 3.0 | 53.93 | 24,114 | 53.93 |
| $54.04–$57.30 | 24,332 | 1.1 | 57.28 | 24,332 | 57.28 |
| $57.44–$58.34 | 39,343 | 6.5 | 58.33 | 20,175 | 58.33 |
| $58.42–$65.10 | 33,020 | 7.8 | 62.11 | 1,147 | 61.21 |
| $65.62–$68.37 | 52,144 | 4.8 | 65.97 | 50,810 | 65.98 |
| | **193,690** | **4.7** | **$59.68** | **141,275** | **$59.25** |

[1] *Average contractual life remaining in years.*

Stock options exercisable at January 3, 2010 and December 28, 2008 were 148,349 at an average price of $57.26 and an average life of 5.0 years and 144,962 at an average price of $56.25 and an average life of 5.3 years, respectively.

**RESTRICTED SHARE UNITS**

The Company grants restricted share units with a vesting period of three years. The Company settles employee stock issuances with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.

A summary of share activity under the Plan as of January 2, 2011:

| (Shares in Thousands) | Outstanding Shares |
|---|---|
| Shares at December 30, 2007 | 13,661 |
| Granted | 10,105 |
| Issued | (40) |
| Canceled/forfeited | (1,468) |
| Shares at December 28, 2008 | 22,258 |
| Granted | 11,172 |
| Issued | (5,714) |
| Canceled/forfeited | (1,392) |
| Shares at January 3, 2010 | 26,324 |
| Granted | 12,003 |
| Issued | (6,297) |
| Canceled/forfeited | (2,296) |
| Shares at January 2, 2011 | 29,734 |

The average fair value of the restricted share units granted was $56.69, $52.79 and $56.70 in 2010, 2009 and 2008, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $375.0 million, $308.4 million and $2.5 million in 2010, 2009 and 2008, respectively.

## 18. Segments of Business[1] and Geographic Areas

| (Dollars in Millions) | Sales to Customers[2] 2010 | 2009 | 2008 |
|---|---|---|---|
| Consumer — | | | |
| United States | $ 5,519 | 6,837 | 6,937 |
| International | 9,071 | 8,966 | 9,117 |
| Total | **14,590** | **15,803** | **16,054** |
| Pharmaceutical — | | | |
| United States | 12,519 | 13,041 | 14,831 |
| International | 9,877 | 9,479 | 9,736 |
| Total | **22,396** | **22,520** | **24,567** |
| Medical Devices and Diagnostics — | | | |
| United States | 11,412 | 11,011 | 10,541 |
| International | 13,189 | 12,563 | 12,585 |
| Total | **24,601** | **23,574** | **23,126** |
| Worldwide total | **$61,587** | **61,897** | **63,747** |

| (Dollars in Millions) | Operating Profit 2010[5] | 2009[6] | 2008[7] | Identifiable Assets 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| Consumer | $ 2,342 | 2,475 | 2,674 | $ 23,753 | 24,671 | 23,765 |
| Pharmaceutical | 7,086 | 6,413 | 7,605 | 19,961 | 21,460 | 19,544 |
| Medical Devices and Diagnostics | 8,272 | 7,694 | 7,223 | 23,277 | 22,853 | 20,779 |
| Total | 17,700 | 16,582 | 17,502 | 66,991 | 68,984 | 64,088 |
| Less: Expense not allocated to segments[3] | 753 | 827 | 573 | | | |
| General corporate[4] | | | | 35,917 | 25,698 | 20,824 |
| Worldwide total | **$16,947** | **15,755** | **16,929** | **$102,908** | **94,682** | **84,912** |

| (Dollars in Millions) | Additions to Property, Plant & Equipment 2010 | 2009 | 2008 | Depreciation and Amortization 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| Consumer | $ 526 | 439 | 499 | $ 532 | 513 | 489 |
| Pharmaceutical | 508 | 535 | 920 | 912 | 922 | 986 |
| Medical Devices and Diagnostics | 1,113 | 1,114 | 1,251 | 1,270 | 1,124 | 1,146 |
| Segments total | 2,147 | 2,088 | 2,670 | 2,714 | 2,559 | 2,621 |
| General corporate | 237 | 277 | 396 | 225 | 215 | 211 |
| Worldwide total | **$2,384** | **2,365** | **3,066** | **$2,939** | **2,774** | **2,832** |

| (Dollars in Millions) | Sales to Customers[2] 2010 | 2009 | 2008 | Long-Lived Assets[8] 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| United States | $29,450 | 30,889 | 32,309 | $ 23,315 | 22,399 | 21,674 |
| Europe | 15,510 | 15,934 | 16,782 | 16,791 | 17,347 | 14,375 |
| Western Hemisphere excluding U.S. | 5,550 | 5,156 | 5,173 | 3,653 | 3,540 | 3,328 |
| Asia-Pacific, Africa | 11,077 | 9,918 | 9,483 | 2,089 | 1,868 | 1,898 |
| Segments total | 61,587 | 61,897 | 63,747 | 45,848 | 45,154 | 41,275 |
| General corporate | | | | 715 | 790 | 785 |
| Other non long-lived assets | | | | 56,345 | 48,738 | 42,852 |
| Worldwide total | **$61,587** | **61,897** | **63,747** | **$102,908** | **94,682** | **84,912** |

*[1] See Note 1 for a description of the segments in which the Company operates.*

*[2] Export sales are not significant. In 2010, 2009 and 2008, the Company did not have a customer that represented 10% of total revenues.*

*[3] Amounts not allocated to segments include interest (income) expense, non-controlling interests and general corporate (income) expense.*

*[4] General corporate includes cash and marketable securities.*

*[5] Includes $966 million of net litigation gain, comprised of a $333 million expense in the Pharmaceutical segment and a gain of $1,299 million in the Medical Devices and Diagnostics segment. Includes $569 million of product liability expense, comprised of $114 million in the Pharmaceutical segment and $455 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes $280 million expense for the cost associated with the DePuy ASR™ Hip recall program.*

*[6] Includes $1,186 million of restructuring expense, comprised of $369 million, $496 million, and $321 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. Includes $386 million of fourth quarter net litigation gain, comprised of a $92 million expense in the Pharmaceutical segment and a gain of $478 million in the Medical Devices and Diagnostics segment.*

*[7] Includes $7 million and $174 million of IPR&D for the Consumer and Medical Devices and Diagnostics segments, respectively. Includes $379 million of fourth quarter net litigation gain, comprised of a $50 million expense in the Consumer segment and a gain of $429 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes a $536 million gain on the divestiture of the Professional Wound Care business of Ethicon, Inc.*

*[8] Long-lived assets include property, plant and equipment, net for 2010, 2009 and 2008 of $14,553, $14,759 and $14,365, respectively, and intangible assets and goodwill, net for 2010, 2009 and 2008 of $32,010, $31,185 and $27,695, respectively.*

## 19. Selected Quarterly Financial Data (unaudited)

Selected unaudited quarterly financial data for the years 2010 and 2009 are summarized below:

| | 2010 | | | | 2009 | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in Millions Except Per Share Data) | First Quarter[1] | Second Quarter[2] | Third Quarter | Fourth Quarter[3] | First Quarter | Second Quarter | Third Quarter | Fourth Quarter[4] |
| Segment sales to customers | | | | | | | | |
| Consumer | $ 3,766 | 3,647 | 3,567 | 3,610 | 3,711 | 3,854 | 3,989 | 4,249 |
| Pharmaceutical | 5,638 | 5,553 | 5,495 | 5,710 | 5,780 | 5,498 | 5,249 | 5,993 |
| Med Devices & Diagnostics | 6,227 | 6,130 | 5,920 | 6,324 | 5,535 | 5,887 | 5,843 | 6,309 |
| Total sales | $15,631 | 15,330 | 14,982 | 15,644 | 15,026 | 15,239 | 15,081 | 16,551 |
| Gross profit | 11,103 | 10,700 | 10,388 | 10,604 | 10,775 | 10,789 | 10,647 | 11,239 |
| Earnings before provision for taxes on income | 6,280 | 4,220 | 4,219 | 2,228 | 4,643 | 4,263 | 4,245 | 2,604 |
| Net earnings | 4,526 | 3,449 | 3,417 | 1,942 | 3,507 | 3,208 | 3,345 | 2,206 |
| Basic net earnings per share | $ 1.64 | 1.25 | 1.24 | 0.71 | 1.27 | 1.16 | 1.21 | 0.80 |
| Diluted net earnings per share | $ 1.62 | 1.23 | 1.23 | 0.70 | 1.26 | 1.15 | 1.20 | 0.79 |

[1] *The first quarter of 2010 includes $910 million after-tax of income from net litigation.*

[2] *The second quarter of 2010 includes $67 million after-tax of income from net litigation.*

[3] *The fourth quarter of 2010 includes an after-tax charge of $279 million from net litigation settlements, an after-tax charge of $404 million for product liability expense and an after-tax charge of $239 million for the cost associated with the DePuy ASR™ Hip recall program.*

[4] *The fourth quarter of 2009 includes an after-tax charge of $852 million for restructuring and $212 million after-tax of income from net litigation.*

## 20. Business Combinations and Divestitures

Certain businesses were acquired for $1,269 million in cash and $52 million of liabilities assumed during 2010. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2010 acquisitions included: Acclarent, Inc., a privately held medical technology company dedicated to designing, developing and commercializing devices that address conditions affecting the ear, nose and throat (ENT); RespiVert Ltd., a privately held drug discovery company focused on developing small-molecule, inhaled therapies for the treatment of pulmonary diseases and Micrus Endovascular Corporation, a global developer and manufacturer of minimally invasive devices for hemorrhagic and ischemic stroke.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $1,185 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $213 million has been identified as the value of IPR&D associated with the acquisitions of Acclarent, Inc., RespiVert Ltd. and Micrus Endovascular Corporation.

The IPR&D related to the acquisition of Acclarent, Inc. was $75 million and is associated with novel, endoscopic, catheter-based devices to meet the needs of ENT patients. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 50–53% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 16%.

The IPR&D related to the acquisition of RespiVert Ltd., was $100 million and is associated with narrow spectrum kinase inhibitors with a unique profile of anti-inflammatory activities as treatments for moderate to severe asthma, Chronic Obstructive Pulmonary Disease (COPD) and Cystic Fibrosis (CF). The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 10–12% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 17%.

The IPR&D related to the acquisition of Micrus Endovascular Corporation was $38 million and is associated with ischemic and flow diverter technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 50–75% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 14%.

During 2010, the Company announced an agreement to acquire all outstanding equity of Crucell N.V. that it does not already own for approximately $2.3 billion in a cash tender offer. As of January 2, 2011 the Company held approximately 18% of Crucell's outstanding ordinary shares. Crucell is a global biopharmaceutical company focused on the research & development, production and marketing of vaccines and antibodies against infectious disease worldwide. On February 22, 2011, the Company announced that the tender offer for Crucell has been completed and has declared the offer unconditional.

Certain businesses were acquired for $2,470 million in cash and $875 million of liabilities assumed and non-controlling interests during 2009. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2009 acquisitions included: Mentor Corporation, a leading supplier of medical products for the global aesthetics market; Cougar Biotechnology, Inc., a development stage biopharmaceutical company with a specific focus on oncology; Finsbury Orthopaedics Limited, a privately held UK-based manufacturer and global distributor of orthopaedic implants; Gloster Europe, a privately held developer of innovative disinfection processes and technologies to prevent healthcare-acquired infections and substantially all of the assets and rights of Elan's Alzheimer's Immunotherapy Program through a newly formed company, of which the Company owns 50.1% and Elan owns 49.9%.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $2,940 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $1,737 million has been identified as the value of IPR&D primarily associated with the acquisitions of Cougar Biotechnology, Inc. and substantially all of the assets and rights of Elan's Alzheimer's Immunotherapy Program. Additionally, approximately $1,107 million has been identified as the value of other intangible assets, including patents & technology and customer relationships primarily associated with the acquisition of Mentor Corporation.

The IPR&D related to the acquisition of Cougar Biotechnology, Inc. was $971 million and is associated with abiraterone acetate, a late stage, first-in-class compound for the treatment of prostate cancer. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60–85% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 23.5%.

During 2009, the Company acquired substantially all of the assets and rights of Elan's Alzheimer's Immunotherapy Program through a newly formed company, Janssen Alzheimer Immunotherapy (JAI), of which the Company owns 50.1% and Elan owns 49.9%. In addition, the Company purchased approximately 107 million newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of Elan's outstanding ordinary shares. As part of this transaction, the Company paid $885 million to Elan and committed to fund up to $250 million of Elan's share of research and development spending by JAI. Of this total consideration of $1,135 million, $793 million represents the fair value of the 18.4% investment in Elan based on Elan's share price in an actively traded market as of the date of this transaction. The IPR&D related to this transaction was $679 million and is associated with bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer's Disease. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 40-50% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 26%. The non-controlling interest related to this transaction was $590 million, which the Company has recorded in other non-current liabilities.

Certain businesses were acquired for $1,214 million in cash and $114 million of liabilities assumed during 2008. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2008 acquisitions included: Amic AB, a privately held Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings; Beijing Dabao Cosmetics Co., Ltd., a company that sells personal care brands in China; SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices; HealthMedia, Inc., a privately held company that creates web-based behavior change interventions; LGE Performance Systems, Inc., a privately held company known as Human Performance Institute™, which develops science-based training programs to improve employee engagement and productivity and Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $891 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $181 million has been identified as the value of IPR&D associated with the acquisitions of Omrix Biopharmaceuticals, Inc., Amic AB, SurgRx, Inc. and HealthMedia, Inc.

The IPR&D charge related to the acquisition of Omrix Biopharmaceuticals, Inc. was $127 million and is associated with standalone and combination biosurgical technologies used to achieve hemostasis. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60–90% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 14%.

The IPR&D charge related to the acquisition of Amic AB was $40 million and is associated with point-of-care device and 4CAST Chip technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 20%.

The IPR&D charge related to the acquisition of SurgRx, Inc. was $7 million and is associated with vessel cutting and sealing surgical devices. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 90–95% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 18%.

The IPR&D charge related to the acquisition of HealthMedia, Inc. was $7 million and is associated primarily with process enhancements to software technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% was used to reflect inherent risk. The discount rate applied was 14%.

Supplemental pro forma information for 2010, 2009 and 2008 in accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company's results of operations, cash flows or financial position.

With the exception of the divestiture of the Breast Care Business of Ethicon Endo-Surgery Inc., for which the gain is recorded in other (income) expense in 2010, and the divestiture of the Professional Wound Care business of Ethicon, Inc., which resulted in a gain of $536 million before tax, and is recorded in other (income) expense, net, in 2008, divestitures in 2010, 2009 and 2008 did not have a material effect on the Company's results of operations, cash flows or financial position.

## 21. LEGAL PROCEEDINGS

### PRODUCT LIABILITY

The Company's subsidiaries are involved in numerous product liability cases in the United States, many of which concern alleged adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. The Company has established product liability reserves based on currently available information, which in some cases may be limited and changes to the reserves may be required in the future as additional information becomes available.

Multiple products of Johnson & Johnson subsidiaries are subject to numerous product liability claims and lawsuits. There are a significant number of claimants who have pending lawsuits or claims regarding injuries allegedly due to ORTHO EVRA®, RISPERDAL®, LEVAQUIN®, DURAGESIC®, the CHARITÉ™ Artificial Disc, CYPHER® Stent, and ASR™ Hip. These claimants seek substantial compensatory and, where available, punitive damages.

With respect to RISPERDAL®, the Attorneys General of multiple states and the Office of General Counsel of the Commonwealth of Pennsylvania have filed actions seeking reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, damages for "overpayments" by the state and others, punitive damages, or other relief. The Attorney General of Texas has joined a qui tam action in that state seeking similar relief. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. The Attorneys General of approximately 40 other states have indicated a potential interest in pursuing similar litigation against the Company's subsidiary, Janssen Pharmaceutica Inc. (Janssen) (now Ortho-McNeil-Janssen Pharmaceuticals Inc. (OMJPI)), and have obtained a tolling agreement staying the running of the statute of limitations while they pursue a coordinated civil investigation of OMJPI regarding potential consumer fraud actions in connection with the marketing of RISPERDAL®. In addition, there are six cases filed by union health plans seeking damages for alleged overpayments for RISPERDAL®, several of which seek certification as class actions. One of these has been dismissed on Summary Judgment. In the case brought by the Attorney General of West Virginia, based on claims for alleged consumer fraud as to DURAGESIC® as well as RISPERDAL®, Janssen (now OMJPI) was found liable and damages were assessed at $4.5 million. OMJPI filed an appeal. The West Virginia Supreme Court accepted Janssen's appeal from that Judgment and the appeal was argued in September 2010. In October 2010, the West Virginia Supreme Court unanimously reversed the trial court's decision. In December 2010, the Attorney General dismissed the case as it related to RISPERDAL® without any payment. Thereafter, the Company settled the case insofar as it related to DURAGESIC®. In September and October 2010, a false claim suit brought under a Louisiana statute was tried. The jury returned a verdict of $257.7 million in favor of that State's Attorney General and against Janssen and the Company. Post-trial motions challenging the verdict will be filed, and if unsuccessful, will be followed by an appeal. The Company believes that it has strong arguments supporting an appeal. The Company believes that the potential for an unfavorable outcome is not probable, therefore, it has not established a reserve with respect to the verdict. In the Commonwealth of Pennsylvania suit against Janssen, trial commenced in June 2010. The Judge dismissed the case after the close of the plaintiff's evidence. The Commonwealth has filed post-trial motions which are pending. Other cases scheduled for trial are in South Carolina, currently scheduled in March 2011, and Texas scheduled in June 2011.

In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System used in hip replacement surgery. Claims for personal injury have been made against the Company. The Company has received limited information to date with respect to potential claims and other costs associated with this recall. The Company's product liability reserve has been increased in part due to anticipated product liability expense, and costs associated with the DePuy ASR™ Hip recall. However, at this point in time, the Company cannot estimate the range of reasonably possible losses with respect to this matter and changes to the reserve may be required in the future as additional information becomes available.

### PATENT LITIGATION

The products of various Johnson & Johnson subsidiaries are the subject of various patent lawsuits, the outcomes of which could potentially adversely affect the ability of those subsidiaries to sell those products, or require the payment of past damages and future royalties.

On January 29, 2010, Cordis Corporation (Cordis) settled a patent infringement action against Boston Scientific Corporation (Boston Scientific) in Delaware Federal District Court accusing its Express2™, Taxus® and Liberte® stents of infringing the Palmaz and Gray patents. Under the terms of the settlement, Boston Scientific dropped its lawsuit in which Cordis' CYPHER® stent was found to have infringed their Jang patent and paid Cordis $1.0 billion on February 1, 2010. Boston Scientific also agreed to pay Cordis an additional $725 million plus interest by January 3, 2011. On August 2, 2010, Boston Scientific paid the full $725 million plus interest. The Company recorded the $1.7 billion in the fiscal first quarter of 2010. Cordis granted Boston Scientific a worldwide license under the Palmaz and Gray patents and Boston Scientific granted Cordis a worldwide license under the Jang patents for all stents sold by Cordis except the 2.25mm size CYPHER®.

Cordis has several pending lawsuits in the New Jersey and Delaware Federal District Courts, against Guidant Corporation (Guidant), Abbott Laboratories, Inc. (Abbott), Boston Scientific and Medtronic Ave, Inc. (Medtronic) alleging that the Xience V™ (Abbott), Promus™ (Boston Scientific) and Endeavor® (Medtronic) drug eluting stents infringe several patents owned by or licensed to Cordis. On January 20, 2010, in one of the cases against Boston Scientific, alleging that sales of their Promus™ stent infringed

Wright and Falotico patents, the District Court in Delaware found the Wright/Falotico patent invalid for lack of written description and/or lack of enablement. Cordis has appealed this ruling.

In January 2011, a jury in the Eastern District of Texas returned a verdict finding that Cordis' sales of its CYPHER® stent willfully infringed a patent issued to plaintiff, Bruce Saffran: Saffran v. Cordis (E.D. Tx.). The jury awarded plaintiff $482 million. Cordis has alleged that plaintiff's patent is invalid or unenforceable under the doctrine of inequitable conduct. A bench trial on this issue is expected to take place in March 2011. If unsuccessful on this defense, the Company will seek to overturn the verdict through post-trial motions, and on appeal if necessary. Since the Company believes that the potential for an unfavorable outcome is not probable, it has not established a reserve with respect to the case.

In October 2004, Tyco Healthcare Group, LP, (Tyco) and U.S. Surgical Corporation sued Ethicon Endo-Surgery, Inc. (EES) alleging that several features of EES's harmonic scalpel infringed four Tyco patents. In October 2007, the court granted in part and denied in part cross-motions for summary judgment. As a result of the opinion, a number of claims have been found invalid and a number have been found infringed. No claim has been found valid and infringed. Trial commenced in December 2007, and the court dismissed the case without prejudice on grounds that Tyco did not own the patents in suit. The dismissal without prejudice was affirmed on appeal. In January 2010, Tyco filed another complaint in the District of Connecticut asserting three of the four patents from the previous suit and adding new products. This case is scheduled to be tried in October 2011.

In May 2008, Centocor, Inc. (now Centocor Ortho Biotech Inc. (COBI)) filed a lawsuit against Genentech, Inc. (Genentech) in U.S. District Court for the Central District of California seeking to invalidate the Cabilly II patent. Prior to filing suit, COBI had a sublicense under this patent from Celltech (who was licensed by Genentech) for REMICADE® and had been paying royalties to Celltech. COBI has terminated that sublicense and stopped paying royalties. Genentech has filed a counterclaim alleging that REMICADE® infringes its Cabilly II patents. Genentech has dropped all its other claims that the manufacture of REMICADE®, STELARA®, SIMPONI® and ReoPro® also infringes one of its other patents relating to the purification of antibodies made through recombinant DNA techniques. The court conducted a hearing on Summary Judgment Motions in August 2010. Shortly thereafter the parties settled this case with COBI receiving license under the Cabilly II patent.

In January 2011, Genentech initiated an arbitration against Celltech seeking damages for allegedly cooperating with COBI to improperly terminate a prior agreement in which COBI was sublicensed under the Cabilly patents. COBI has an indemnity agreement with Celltech, and Celltech has asserted that COBI is liable for any damages Celltech may be required to pay Genentech, in that arbitration.

In April 2009, a bench trial was held before the Federal District Court for the Middle District of Florida on the liability phase of CIBA VISION Corporation's (CIBA) patent infringement lawsuit alleging that Johnson & Johnson Vision Care, Inc.'s (JJVC) ACUVUE® OASYS™ lenses infringe three of their Nicholson patents. In August 2009, the District Court found two of these patents valid and infringed and entered judgment against JJVC. JJVC appealed that judgment to the Court of Appeals for the Federal Circuit. On April 27, 2010, the District Court denied CIBA's motion to permanently enjoin the infringing lenses. CIBA appealed this ruling and its appeal was consolidated with JJVC's appeal on the merits. CIBA brought suit against JJVC under its counterparts to the Nicholson patents in various European countries. In the Netherlands and France the patents were found valid and infringed and JJVC was enjoined from selling OASYS™. Both those decisions were appealed. In France the appeal was denied. In the Netherlands the appeal was pending. CIBA's patents were found to be invalid in Germany, the UK and Austria and CIBA appealed those decisions. In January 2011 the parties settled all pending lawsuits and appeals in the contact lens field worldwide and entered in cross-licenses of various patents pertinent to the contact lens field including the Nicholson patents. The injunctions in France and the Netherlands have been lifted.

In May 2009, Abbott Biotechnology Ltd. (Abbott) filed a patent infringement lawsuit against Centocor (now COBI) in the United States District Court for the District of Massachusetts. The suit alleges that Centocor's SIMPONI® product, a human anti-TNF alpha antibody, infringes Abbott's '394 patent (the Salfeld patent). The case was stayed pending the resolution of an arbitration filed by Centocor directed to its claim that it is licensed under the '394 patent. In June 2010, the Arbitrator ruled that Centocor did not have a license to the patents-in-suit. The matter will proceed before the District Court of Massachusetts on the issues of infringement and validity of the Abbott patents.

In August 2009, Abbott GmbH & Co. (Abbott GmbH) and Abbott Bioresearch Center filed a patent infringement lawsuit against Centocor (now COBI) in the United States District Court for the District of Massachusetts. The suit alleges that COBI's STELARA® product infringes two U.S. patents assigned to Abbott GmbH. In August 2009, COBI filed a complaint for a declaratory judgment of non-infringement and invalidity of the Abbott GmbH patents in the United States District Court for the District of Columbia. On the same date, also in the United States District Court for the District of Columbia, COBI filed a Complaint for Review of a Patent Interference Decision granting priority of invention on one of the two asserted patents to Abbott GmbH. In August 2009, Abbott GmbH and Abbott Laboratories Limited brought a patent infringement suit in The Federal Court of Canada alleging that STELARA® infringes Abbott GmbH's Canadian patent. The Canadian case is scheduled to be tried in October 2012. The cases filed by COBI in the District of Columbia have been transferred to the District of Massachusetts. Discovery in this case is ongoing.

In August 2009, Bayer HealthCare LLC (Bayer) filed suit against COBI in Massachusetts District Court alleging infringement by COBI's SIMPONI® product of its patent relating to human anti-TNF antibodies. On January 28, 2011, the court issued judgment dismissing Bayer's infringement claims. Bayer may appeal this ruling. In November 2009, Bayer also filed suit under its European counterpart to these patents in Germany and the Netherlands. The court in the Netherlands held the Dutch patent invalid in a parallel case Bayer brought against Abbott. The Dutch court subsequently entered judgment in favor of the European Centocor affiliate and Bayer appealed that judgment in the Netherlands. The infringement trial in Germany is scheduled to begin in August of 2011.

In June 2009, Centocor's (now COBI) lawsuit alleging that Abbott's HUMIRA® anti-TNF alpha product infringes Centocor's '775 patent went to trial in Federal District Court in the Eastern District of Texas. On June 28, 2009 a jury returned a verdict finding the patent valid and willfully infringed, and awarded Centocor damages of approximately $1.7 billion. A bench trial on Abbott's defenses, of inequitable conduct and prosecution laches, was held in August 2009, and the District Court decided these issues in favor of Centocor. All of Abbott's post trial motions have been denied except that the District Court granted Abbott's motion to overturn the jury finding of willfulness. Judgment in the amount of approximately $1.9 billion, inclusive of interest was entered in favor of Centocor in December 2009, and Abbott filed an appeal to the Court of Appeals for the Federal Circuit; therefore the Company has not reflected any of the $1.9 billion in its consolidated financial statements. The oral argument on appeal was held on November 2, 2010. In December 2009, Centocor also filed a new lawsuit in the Eastern District of Texas seeking damages for infringement of the '775 patent attributable to sales of HUMIRA® subsequent to the jury verdict in June 2009. On February 23, 2011, the Court of Appeals reversed the June 2009 decision and the $1.9 billion judgement of the District Court.

The following chart summarizes various patent lawsuits concerning products of the Company's subsidiaries that have yet to proceed to trial:

| J&J Product | Company | Patents | Plaintiff/ Patent Holder | Court | Trial Date** | Date Filed |
|---|---|---|---|---|---|---|
| CYPHER® Stent | Cordis | Wall | Wall | E.D. TX | Q2/11 | 11/07 |
| CYPHER® Stent | Cordis | Saffran | Saffran | E.D. TX | *Trial concluded | 10/07 |
| Blood Glucose Meters and Strips | LifeScan | Wilsey | Roche Diagnostics | D. DE | * | 11/07 |
| SIMPONI® | Centocor/COBI | Salfeld | Abbott Laboratories | MA | * | 05/09 |
| SIMPONI® | Centocor/COBI | Boyle | Bayer Healthcare | MA | *** | 08/09 |
| STELARA® | Centocor/COBI | Salfeld | Abbott GmbH | MA | * | 08/09 |

** Trial date to be scheduled.*

*** Q reflects the Company's fiscal quarter.*

**** Summary judgment granted.*

**LITIGATION AGAINST FILERS OF ABBREVIATED NEW DRUG APPLICATIONS (ANDAs)**

The following chart indicates lawsuits pending against generic firms that filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event the subsidiary of the Company involved is not successful in these actions, or the statutory 30-month stay expires before a ruling from the District Court is obtained, the firms involved will have the ability, upon FDA approval, to introduce generic versions of the product at issue resulting in very substantial market share and revenue losses for the product of the Company's subsidiary.

As noted in the following chart, 30-month stays expired during 2009, 2010, and will expire in 2011, 2012 and 2013 with respect to ANDA challenges regarding various products:

| Brand Name Product | Patent/NDA Holder | Generic Challenger | Court | Trial Date** | Date Filed | 30-Month Stay Expiration |
|---|---|---|---|---|---|---|
| CONCERTA® 18, 27, 36 and 54 mg controlled release tablet | Ortho-McNeil-Janssen ALZA | Andrx<br>KUDCO<br>Impax and Teva | D. DE<br>D. DE<br>D. DE | Q4/07<br>*<br>* | 09/05<br>01/10<br>11/10 | None<br>05/12<br>04/13 |
| LEVAQUIN® 250, 500, 750 mg tablet | Ortho-McNeil | Lupin | D. NJ | * | 10/06 | 03/09 |
| ORTHO TRI-CYCLEN® LO 0.18 mg/0.025 mg, 0.215 mg/0.025 mg and 0.25 mg/0.025 mg | Ortho-McNeil | Watson<br>Sandoz<br>Lupin<br>Mylan | D. NJ<br>D. NJ<br>D. NJ<br>D. NJ | *<br>*<br>*<br>* | 10/08<br><br>01/10<br>11/10 | 03/11<br>10/11<br>06/12<br>04/13 |
| ULTRAM ER® 100, 200, 300 mg tablet | Ortho-McNeil/Biovail | Par | D. DE | Q2/09 | 05/07<br>06/07<br>10/07 | 09/09<br>11/09<br>03/10 |
| ULTRAM ER® 100, 200, 300 mg tablet | Ortho-McNeil/Biovail | Impax | D. DE | | 08/08<br>11/08 | 01/11<br>03/11 |
| ULTRAM ER® 100, 200, 300 mg tablet | Ortho-McNeil/Biovail | Paddock | D. MN | * | 09/09 | 01/12 |
| ULTRAM ER® 100, 200, 300 mg tablet | Ortho-McNeil/Biovail | Cipher | D. DE | * | 10/09 | 03/12 |
| ULTRAM ER® 100, 200, 300 mg tablet | Ortho-McNeil/Biovail | Lupin | D. DE | * | 01/10 | 06/12 |
| PREZISTA® | Tibotec<br>Tibotec | Mylan<br>Lupin | D. NJ<br>D. NJ | *<br>* | 11/10<br>11/10 | 12/13<br>12/13 |

** Trial date to be scheduled.*

*** Q reflects the Company's fiscal quarter.*

In October 2008, the Company's subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI) filed suit in Federal District Court in New Jersey against Watson Laboratories, Inc. (Watson) in response to Watson's ANDA regarding ORTHO TRI-CYCLEN® LO. In June 2009, OMJPI filed suit in Federal District Court in New Jersey against Sandoz Laboratories, Inc. (Sandoz) in response to Sandoz's ANDA regarding ORTHO TRI-CYCLEN® LO. The Sandoz and Watson cases have been consolidated. In September 2010, OMJPI entered into a settlement agreement with Sandoz.

In January 2010, the Company's subsidiary OMJPI filed suit in Federal District Court in New Jersey against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively Lupin) in response to Lupin's ANDA regarding ORTHO TRI-CYCLEN® LO. The Lupin case has been consolidated with the Watson case (discussed above). In November 2010, the Company's subsidiary OMJPI filed suit in Federal District Court in New Jersey against Mylan Inc. and Mylan Pharmaceuticals, Inc. (collectively Mylan), and Famy Care, Ltd., in response to Famy Care's ANDA regarding ORTHO TRI-CYCLEN® LO.

In the action by McNEIL-PPC, Inc. (McNeil-PPC) and ALZA Corporation (ALZA) against Andrx Corporation (Andrx) with respect to its ANDA challenge to the CONCERTA® patents, a five-day non-jury trial was held in the Federal District Court in Delaware in December 2007. In March 2009, the court ruled that one CONCERTA® patent would not be infringed by Andrx's proposed generic product and that the patent was invalid because it was not enabled. The court dismissed without prejudice Andrx's declaratory judgment suit on a second patent for lack of jurisdiction. McNeil-PPC and ALZA filed an appeal in May 2009. The appeals court heard argument on February 3, 2010. On April 26, 2010, the court of appeals affirmed the judgment of the district court that the patent is invalid because it is not enabled. The court did not reach the issue of infringement.

In January 2010, ALZA and OMJPI filed suit in Federal District Court in Delaware against Kremers-Urban, LLC and KUDCO Ireland, Ltd. (KUDCO) in response to KUDCO's ANDA challenge regarding CONCERTA® tablets. In its notice letter, KUDCO contends that two ALZA patents for CONCERTA® are invalid and not infringed by a KUDCO generic. One patent has since been dropped from the case.

In November 2010, ALZA and OMJPI filed suit in Federal District Court in Delaware against Impax Laboratories, Inc., Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. in response to notice from Impax that it made a major amendment to its ANDA with respect to its 56 mg dose generic version of CONCERTA®. In its notice letter describing its major amendment, Impax contends that a CONCERTA® patent is invalid and not infringed by its proposed generic version.

In the action against Lupin Pharmaceuticals, Inc. (Lupin) regarding its ANDA concerning LEVAQUIN®, Lupin contended that the U.S. Patent and Trademark Office improperly granted a patent term extension to the patent that Ortho-McNeil, Inc. (now Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI)) licenses from Daiichi Pharmaceuticals, Inc. (Daiichi). Lupin alleged that the active ingredient in LEVAQUIN® was the subject of prior marketing, and therefore was not eligible for the patent term extension. Lupin conceded validity and that its product would violate the patent if marketed prior to the expiration of the original patent term. Summary judgment against Lupin was granted in May 2009 and Lupin appealed. Oral argument was held in September 2009. In May 2010, the Court of Appeals affirmed the judgment of the trial court in favor of Ortho-McNeil (now OMJPI) and Daiichi that the patent term extension covering LEVAQUIN® (levofloxacin) is valid. Thereafter, Lupin requested rehearing en banc, which was denied.

In the ULTRAM® ER actions, Ortho-McNeil, Inc. (now OMJPI), filed lawsuits (each for different dosages) in the U.S. District Court of Delaware against Par Pharmaceuticals, Inc. and Par Pharmaceuticals Companies, Inc. (Par) in May, June and October 2007, on two Tramadol ER formulation patents owned by Purdue Pharma Products L.P. (Purdue) and Napp Pharmaceutical Group Ltd. (Napp). OMJPI also filed lawsuits (each for different dosages) against Impax Laboratories, Inc. (Impax) on a Tramadol ER formulation patent owned by Purdue and Napp in August and November 2008. Purdue, Napp and Biovail Laboratories International SRL (Biovail) (the NDA holder) joined as co-plaintiffs in the lawsuits against Par and Impax, but Biovail and OMJPI were subsequently dismissed for lack of standing. The trial against Par took place in April 2009. In August 2009, the Court issued a decision finding the patents-in-suit invalid. Purdue has appealed that decision. In November 2009, the case against Impax was stayed with the consent of all parties. In September and October 2009, respectively, Purdue filed suits against Paddock Laboratories, Inc. (Paddock) and Cipher Pharmaceuticals Inc. (Cipher) on its Tramadol ER formulation patents. In June 2010, the Federal Circuit Court affirmed the District Court's decision in the Par case. The case against Cipher, Impax and Paddock were dismissed based on the collateral estoppel effect of the Par decision.

In January 2010, Purdue filed a suit against Lupin Ltd. on its Tramadol ER formulation patents.

In November 2010, the Company's subsidiary Tibotec, Inc. (Tibotec) filed suit in Federal District Court in New Jersey against Lupin, Ltd., Lupin Pharmaceuticals, Inc. (collectively Lupin), Mylan, Inc. and Mylan Pharmaceuticals, Inc. (collectively Mylan) in response to Lupin's and Mylan's respective ANDA's regarding PREZISTA®.

In January 2011, Tibotec, Inc. (Tibotec) received a Paragraph IV Notification from Teva Pharmaceuticals, Inc. advising that Teva has filed an ANDA seeking approval to market a generic PREZISTA® product before the expiration of certain patents owned or licensed by Tibotec. Tibotec is evaluating this Notification.

**GENERAL LITIGATION**

In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied plaintiffs' class certification motion in December 2006 and their motion for reconsideration in April 2007. Plaintiffs sought to appeal these decisions and, in April 2008, the Court of Appeals ruled that plaintiffs' appeal of the denial of class certification was untimely. In July 2009, plaintiffs filed a motion for certification of a modified class, which the Company opposed. The district court denied plaintiffs' motion in July 2010, and the Court of Appeals denied plaintiffs' request for leave to appeal the denial of certification of the modified class. The Company will continue to defend against the plaintiffs' individual claims of discrimination.

In September 2009, Centocor Ortho Biotech Products, L.P. (COBLP) intervened in an inventorship dispute between Kansas University Center for Research (KUCR) involving certain U.S. Government-owned VELCADE® formulation patents. KUCR brought this action against the U.S. Government in the District of Kansas seeking to add two Kansas University scientists to the patents. The U.S. Government licensed the patents (and their foreign counterparts) to Millennium Pharmaceuticals, Inc. (MPI), who in turn sublicensed the patents (and their foreign counterparts) to COBI for commercial marketing outside the U.S. If KUCR succeeds in its co-inventorship claim and establishes co-ownership in the U.S. VELCADE® formulation patents, there is a potential for the same issue to arise with respect to the foreign counterparts of the patents. If KUCR is successful, this may adversely affect COBI's license rights in those countries. In May 2010, the parties reached an agreement to resolve the disputes in this case and will submit the inventorship issue to arbitration, and the case has been stayed pending the arbitration. If KUCR wins the arbitration, the parties will request that the Court issue an order to correct inventorship on the relevant patents; if the U.S. Government, COBI, and MPI prevail, the case will be dismissed with prejudice.

In February 2009, Basilea Pharmaceutica AG (Basilea) brought an arbitration against Johnson & Johnson, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and Cilag GmbH International alleging that the Company breached the 2005 License Agreement for Ceftobiprole by, among other things, failing to secure FDA approval of the cSSSI (skin) indication and allegedly failing to properly develop the pneumonia indication. In November 2010, the arbitration panel issued its decision and the Company has satisfied the damages award.

In May 2009, COBI commenced an arbitration proceeding before the American Arbitration Association against Schering-Plough Corporation and its subsidiary Schering-Plough (Ireland) Company (collectively, Schering-Plough). COBI and Schering-Plough are parties to a series of agreements (Distribution Agreements) that grant Schering-Plough the exclusive right to distribute the drugs REMICADE® and SIMPONI® worldwide, except within the United States, Japan, Taiwan, Indonesia, and the People's Republic of China (including Hong Kong) (the Territory). COBI distributes REMICADE® and SIMPONI®, the next generation treatment, within the United States. In the arbitration, COBI seeks a declaration that the agreement and merger between Merck & Co., Inc. (Merck) and Schering-Plough constitutes a change of control under the terms of the Distribution Agreements that permits COBI to terminate the Agreements. The termination of the Distribution Agreements would return to COBI the right to distribute REMICADE® and SIMPONI® within the Territory. Schering-Plough has filed a response to COBI's arbitration demand that denies that it has undergone a change of control. The arbitrators were selected and the evidentiary portion of the hearing was concluded in October 2010. Oral argument was held in late 2010. A decision is expected during the first half of 2011.

In December 2009, the State of Israel (Sheba Medical Center) filed suit in the District Court in Tel Aviv Jaffa against various Omrix affiliates. In the lawsuit, the State claims that an employee of a government-owned hospital was the inventor on several patents related to fibrin glue technology, that he developed while he was a government employee. The State claims that he had no right to transfer any intellectual property to Omrix because it belongs to the State. The State is seeking damages plus royalty on QUIXIL™ and EVICEL™ or, alternatively, transfer of the patents to the State.

### AVERAGE WHOLESALE PRICE (AWP) LITIGATION

The Company and several of its pharmaceutical subsidiaries, along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Many of these cases, both federal actions and state actions removed to federal court, have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in Federal District Court in Boston, Massachusetts. The plaintiffs in these cases include classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP.

The MDL Court identified classes of Massachusetts-only private insurers providing "Medi-gap" insurance coverage and private payers for physician-administered drugs where payments were based on AWP (Class 2 and Class 3), and a national class of individuals who made co-payments for physician-administered drugs covered by Medicare (Class 1). A trial of the two Massachusetts-only class actions concluded before the MDL Court in December 2006. In June 2007, the MDL Court issued post-trial rulings, dismissing the Johnson & Johnson defendants from the case regarding all claims of Classes 2 and 3, and subsequently of Class 1 as well. Plaintiffs appealed the Class 1 judgment and, in September 2009, the Court of Appeals vacated the judgment and remanded for further proceedings in the District Court. The Johnson & Johnson defendants then filed a motion for summary judgment with regard to Class 1, which the District Court granted in part and denied in part. Subsequently, the Johnson & Johnson defendants filed a motion challenging the adequacy of Plaintiffs' proposed class representative, which is pending.

AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. Three state cases against certain of the Company's subsidiaries have been set for trial: Idaho in October 2011, Kentucky in January 2012 and Kansas in March 2013. Other state cases are likely to be set for trial in the coming year. In addition, an AWP case against the Johnson & Johnson defendants brought by the state of Pennsylvania was tried in Commonwealth Court in October and November 2010. The Court found in the State's favor with regard to certain of its claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law, entered an injunction, and awarded $45 million in restitution and $6.5 million in civil penalties. The Court found in the Johnson & Johnson defendants favor on the State's claims of Unjust Enrichment, Misrepresentation/Fraud, Civil Conspiracy, and on certain of the State's claims under the Pennsylvania Unfair Trade Practices and Consumer Protection Law. The parties are currently engaged in post trial briefing, which will be followed by an appeal to the Pennsylvania Supreme Court if necessary. The Company believes that it has strong arguments supporting an appeal. The Company believes that the potential for an unfavorable outcome is not probable, therefore, it has not established a reserve with respect to the verdict.

In April 2010, a lawsuit was filed in the United States District Court for the Northern District of California against the Company, Omnicare, Inc., and other unidentified companies or individuals. The Company filed a motion to dismiss. Plaintiffs then filed an amended complaint. The amended complaint asserts that defendants engaged in an unlawful trying arrangement in violation of the Sherman Act and the California Business and Professions Code. The amended complaint also asserted claims of unjust enrichment and civil conspiracy. The Company moved to dismiss the amended complaint. On January 13, 2011, the court granted the Company's motion to dismiss as to all causes of action in the amended complaint, and granted plaintiffs' leave to file an amended complaint.

Johnson & Johnson has been named the nominal defendant in six shareholder derivative lawsuits in the U.S. District Court for the District of New Jersey on behalf of Company shareholders against certain current and former directors and officers of the Company derivatively on behalf of the Company: Calamore v. Coleman et. al., filed April 21, 2010; Carpenters Pension Fund of West Virginia v. Weldon, et. al., filed May 5, 2010; Feldman v. Coleman, et. al., filed May 6, 2010; Hawaii Laborers Pension Fund v. Weldon, et. al., filed May 14, 2010; Ryan v. Weldon, et. al., filed June 18, 2010; and Minneapolis Firefighters' Relief Association, NECA-IBEW Pension Trust Fund, and NECA-IBEW Welfare Trust Fund v. Weldon, et. al., filed June 24, 2010. These actions were consolidated on August 17, 2010 into one lawsuit: In re Johnson & Johnson Shareholder Derivative Litigation. An amended consolidated complaint was filed on December 17, 2010. An additional derivative suit was filed in the U.S. District Court for the District of New Jersey on December 1, 2010: Copeland v. Mulcahy, et al. That lawsuit has been consolidated into the In re Johnson & Johnson Shareholder Derivative Litigation. Additionally, Johnson & Johnson has been named the nominal defendant in a shareholder derivative lawsuit in New Jersey Superior Court on behalf of Company shareholders against certain current and former directors and officers of the Company derivatively on behalf of the Company: Wolin v. Johnson & Johnson, filed September 23, 2010. The parties to the Wolin action have stipulated that the Wolin action shall be stayed until the In re Johnson & Johnson Shareholder Derivative Litigation is completely resolved. Each of these shareholder derivative actions is similar in its claims and collectively they assert a variety of alleged breaches of fiduciary duties, including, among other things, that the defendants allegedly engaged in, approved of, or failed to remedy or prevent defective medical devices, improper pharmaceutical rebates, improper off-label marketing of pharmaceutical and medical device products, violations of current good manufacturing practice regulations that resulted in product recalls, and failed to disclose the aforementioned alleged misconduct in the Company's filings under the Securities Exchange Act of 1934. Each complaint seeks a variety of relief, including monetary damages and corporate governance reforms.

On July 27, 2010, a complaint was filed by a shareholder of the Company in New Jersey Superior Court, Chancery Division, Middlesex County (Lipschutz v. Johnson & Johnson) seeking to compel inspection of Company books and records with respect to certain product recalls and various manufacturing plants. This lawsuit was dismissed on October 7, 2010.

**OTHER**

In July 2003, Centocor (now COBI) received a request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney's Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Subsequent requests for documents have been received from the U.S. Attorney's Office. Both the Company and Centocor have responded to these requests for documents and information.

In December 2003, Ortho-McNeil Pharmaceutical, Inc. (now OMJPI) received a subpoena from the U.S. Attorney's Office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX® (topiramate). In the fiscal second quarter of 2010, OMJPI entered into a settlement agreement resolving the federal government's investigation. As one part of the settlement, Ortho-McNeil Pharmaceutical, LLC, a subsidiary of OMJPI, has pled guilty to a single misdemeanor violation of the Food, Drug and Cosmetic Act and paid a criminal fine. OMJPI denies it engaged in any wrongful conduct, beyond acknowledging the limited conduct of Ortho-McNeil Pharmaceutical, LLC, that is the basis of the misdemeanor plea. In addition the settlement included a civil payment, part of which was paid to the federal government and part of which was paid or set aside for payment to states for their Medicaid programs.

In January 2004, Janssen Pharmaceutica Inc. (now OMJPI) received a subpoena from the Office of the Inspector General of the U.S. Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL® was received from the U.S. Attorney's Office for the Eastern District of Pennsylvania in November 2005. Subpoenas seeking testimony from various witnesses before a grand jury have also been received. Janssen is cooperating in responding to ongoing requests for documents and witnesses. The government is continuing to actively investigate this matter. In February 2010, the government served Civil Investigative Demands seeking additional information relating to sales and marketing of RISPERDAL® and sales and marketing of INVEGA®. The focus of these matters is the alleged promotion of RISPERDAL® and INVEGA® for off-label uses. The government has notified the Company that there are pending qui tam actions alleging off-label promotion of RISPERDAL®. Discussions are ongoing in an effort to resolve potential criminal and civil claims arising from these matters. Whether a resolution can be reached and on what terms is uncertain. While a loss is probable with respect to this matter, the Company is unable to estimate a potential loss at this time. The ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial position, although the resolution in any reporting period could have a material impact on the Company's results of operations and cash flows for that period.

In September 2004, Ortho Biotech Inc. (now COBI) received a subpoena from the U.S. Office of Inspector General's Denver, Colorado field office seeking documents directed to the sales and marketing of PROCRIT® (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. COBI has responded to the subpoena.

In November 2007, the Attorney General of the Commonwealth of Massachusetts issued a Civil Investigative Demand to DePuy Orthopaedics, Inc. (DePuy) seeking information regarding financial relationships between a number of Massachusetts-based orthopedic surgeons and providers, and DePuy Orthopaedics, Inc. DePuy has responded to Massachusetts' additional requests.

In July 2005, Scios Inc. (Scios) received a subpoena from the U.S. Attorney's Office, District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. Scios responded to the subpoena. In early August 2005, Scios was advised that the investigation would be handled by the U.S. Attorney's Office for the Northern District of California in San Francisco. Additional requests for documents have been received and responded to and former Scios employees have testified before a grand jury in San Francisco. The qui tam complaints were unsealed on February 19, 2009. The U.S. government has intervened in one of the qui tam actions, and filed a complaint against Scios and the Company in June 2009. Scios and Johnson & Johnson filed a motion to dismiss the qui tam complaint filed by the government, and that motion was denied. The criminal investigation is continuing and discussions are underway in an effort to settle this matter. Whether a settlement can be reached and on what terms is uncertain.

In September 2005, the Company received a subpoena from the U.S. Attorney's Office, District of Massachusetts, seeking documents related to sales and marketing of eight drugs to Omnicare, Inc., (Omnicare) a manager of pharmaceutical benefits for long-term care facilities. The Company's subsidiaries involved responded to the subpoena. Several employees of the Company's pharmaceutical subsidiaries were subpoenaed to testify before a grand jury in connection with this investigation. In April 2009, the Company was served with the complaints in two civil qui tam cases related to marketing of prescription drugs to Omnicare. On January 15, 2010, the government filed a complaint intervening in the cases. The complaint asserts claims under the federal False Claims Act and a related state law claim in connection with the marketing of several drugs to Omnicare. The complaints allege that Johnson & Johnson provided Omnicare with rebates and other alleged kickbacks, and in so doing, caused Omnicare to file false claims with Medicaid and other government programs. Subsequently, the Commonwealth of Massachusetts, Virginia, and Kentucky, and the States of California and Indiana intervened in the action. The Company's motion to dismiss the government's and relators' complaints, the government's and relators' oppositions, and the Company's reply brief have been filed. A hearing on the Company's motion to dismiss was held on October 7, 2010. The court has not ruled on the motion.

In November 2005, a lawsuit was filed under seal against the Company, along with codefendants McKesson Corporation and Omnicare, Inc., by a former employee in the United States District Court for the Eastern District of Pennsylvania; United States ex rel. Scott Bartz v. Ortho McNeil Pharmaceutical, Inc., et al. After investigation, the United States declined to intervene. The case was subsequently unsealed, and the Company was served with the operative complaint on January 3, 2011. The complaint alleges that Defendants engaged in various improper transactions that were allegedly designed to report false prescription drug prices to the federal government in order to reduce the Company's Medicaid rebate obligations. The complaint further alleges that the Company improperly retaliated against the Plaintiff for having raised these allegations internally. The complaint alleges a variety of causes of action under the federal False Claims Act and corresponding state and local statutes. The Company has not yet responded to the complaint, but anticipates filing a motion to dismiss.

In February 2006, the Company received a subpoena from the U.S. Securities & Exchange Commission (SEC) requesting documents relating to the participation by several Johnson & Johnson subsidiaries in the United Nations Iraq Oil for Food Program. The subsidiaries are cooperating with the SEC and U.S. Department of Justice (DOJ).

In February 2007, the Company voluntarily disclosed to the DOJ and the SEC that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act (FCPA). In the course of continuing dialogues with the agencies, other issues potentially rising to the level of FCPA violations in additional markets have been brought to the attention of the agencies by the Company. The Company has provided and will continue to provide additional information to the DOJ and SEC, and will cooperate with the agencies' reviews of these matters. Law enforcement agencies of a number of other countries are also pursuing investigations of matters voluntarily disclosed by the Company to the DOJ and SEC. Discussions are underway in an effort to resolve these matters, and the Iraq Oil for Food matter referenced above, but whether agreement can be reached, and on what terms, is uncertain.

In May 2007, the New York State Attorney General issued a subpoena seeking information relating to the marketing and safety of PROCRIT®. The Company has responded to these requests.

In April 2007, the Company received two subpoenas from the Office of the Attorney General of the State of Delaware. The subpoenas seek documents and information relating to nominal pricing agreements. For purposes of the subpoenas, nominal pricing agreements are defined as agreements under which the Company agreed to provide a pharmaceutical product for less than ten percent of the Average Manufacturer Price for the product. The Company responded to these requests.

In March 2008, the Company received a letter request from the Attorney General of the State of Michigan. The request seeks documents and information relating to nominal price transactions. The Company responded to the request.

In June 2008, the Company received a subpoena from the United States Attorney's Office for the District of Massachusetts relating to the marketing of biliary stents by the Company's Cordis subsidiary. Cordis is cooperating in responding to the subpoena. A False Claims Act complaint was filed in Dallas relating to similar issues. The U.S. Department of Justice and several states have declined to intervene at this time. A motion to dismiss the Texas qui tam case is pending.

In April 2009, the Company received a HIPPA subpoena from the U.S. Attorney's Office for the District of Massachusetts (Boston) seeking information regarding the Company's financial relationship with several psychiatrists. The Company has responded to this request.

In April 2009, Ortho-Clinical Diagnostics, Inc. (OCD) received a grand jury subpoena from the U.S. Department of Justice, Antitrust Division, requesting documents and information for the period beginning September 1, 2000 through the present, pertaining to an investigation of alleged violations of the antitrust laws in the blood reagents industry. The Company complied with the subpoena. In November 2010, the Antitrust Division provided notice that it has closed its investigation. In the weeks following the public announcement that OCD had received a subpoena from the Antitrust Division, multiple class action complaints were filed. The various cases were consolidated for pre-trial purposes in the Eastern District of Pennsylvania.

In May 2009, the New Jersey Attorney General issued a subpoena to DePuy Orthopaedics, Inc., seeking information regarding the financial interest of clinical investigators who performed clinical studies for DePuy Orthopaedics, Inc. and DePuy Spine, Inc. DePuy Orthopaedics has responded to these requests.

In May 2010, the Company received a letter from the United States House of Representatives' Committee on Oversight and Government Reform (Committee) requesting information and documents regarding the April 2010 recall of various infants' and children's liquid products by McNeil Consumer Healthcare Division of McNEIL-PPC, Inc. (McNeil Consumer Healthcare). The Company produced documents and other information in response to these requests. In May 2010, the Committee conducted a public hearing. Thereafter, the Company received additional information requests from the Committee, including requests regarding the recall of certain Motrin products by McNeil Consumer Healthcare. The Company produced documents and other information in response to these requests. The Committee held another public hearing on September 30, 2010, and the Company continues to cooperate fully with the Committee's ongoing information requests.

In addition, McNeil Consumer Healthcare, and certain affiliates including Johnson & Johnson ("the Companies"), received grand jury subpoenas from the United States Attorney's Office for the Eastern District of Pennsylvania requesting documents broadly relating to recent recalls of various products of McNeil Consumer Healthcare, and the FDA inspections of the Fort Washington, Pennsylvania and Lancaster, Pennsylvania manufacturing facilities. In addition, the government has served McNEIL-PPC Inc. with a Civil Investigative Demand seeking records relevant to its investigation to determine if there was a violation of the False Claims Act. The Companies are cooperating with the United States Attorney's Office in responding to these subpoenas.

The Companies have also received Civil Investigative Demands (CIDs) from multiple State Attorneys General Offices broadly relating to the McNeil recall issues. The Companies continue to produce documents in response to these CIDs and otherwise cooperate with these inquiries. On January 12, 2011, the Oregon Attorney General filed a civil complaint against Johnson & Johnson, McNEIL-PPC, Inc, and McNeil Healthcare LLC in state court alleging civil violations of the Oregon unlawful trade practices act relating to an earlier recall of a McNeil OTC product. The defendants intend to seek dismissal of this civil complaint.

Furthermore, a lawsuit was filed in September 2010 by a shareholder in the United States District Court for the District of New Jersey: Monk v. Johnson & Johnson. The complaint seeks class certification based upon the anti-fraud provisions of the federal securities laws related to the McNeil manufacturing facilities. More specifically, this complaint alleges that the Companies and certain individuals, including officers and employees, failed to disclose that a number of manufacturing facilities were failing to maintain current good manufacturing practices (cGMPs) and, that as a result, the price of the Company's stock has declined significantly.

Multiple complaints seeking class action certification related to the McNeil recalls have been filed in the United States District Court for the Eastern District of Pennsylvania, the Northern District of Illinois, the Central District of California, and the Southern District of Ohio. These consumer complaints allege generally that purchasers of various McNeil medicines are owed monetary damages and penalties because they paid premium prices for defective medications rather than less expensive alternative medications. Each complaint seeks certification of a nation-wide class of purchasers of these medicines. On October 8, 2010, the Judicial Panel on Multidistrict Litigation consolidated these consumer complaints: Haviland v. McNeil (E.D. Pa.); Smith v. McNeil (N.D. Ill.); Burrell v. McNeil (N.D. Ill.); DeGroot v. McNeil (N.D. Ill.); Michaud v. McNeil, (N.D. Ill.); Nguyen v. McNeil (N.D. Ill.); Roberson v. McNeil (N.D. Ill.); Rivera v. Johnson & Johnson (C.D. Cal.), and Coleman v. McNeil (S.D. Ohio) for pretrial proceedings in the United States District Court for the Eastern District of Pennsylvania. Plaintiffs filed a "Consolidated Amended Civil Consumer Class Action Complaint" (CAC) naming additional parties and claims on January 12, 2011. Defendants currently intend to file a motion to dismiss the CAC, which motion will be filed on March 2, 2011, and is scheduled to be heard on May 10, 2011.

In recent years the Company has received numerous requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is the Company's policy to cooperate with these inquiries by producing the requested information.

With respect to all the above matters, the Company and its subsidiaries are vigorously contesting the allegations asserted against them and otherwise pursuing defenses to maximize the prospect of success. The Company and its subsidiaries involved in these matters continually evaluate their strategies in managing these matters and, where appropriate, pursue settlements and other resolutions where those are in the best interest of the Company.

The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business.

The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be reasonably estimated. However, in the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position, although the resolution in any reporting period of one or more of these matters could have a material impact on the Company's results of operations and cash flows for that period.

## 22. Restructuring

In the fourth quarter of 2009, the Company announced global restructuring initiatives designed to strengthen the Company's position as one of the world's leading global health care companies. This program will allow the Company to invest in new growth platforms; ensure the successful launch of its many new products and continued growth of its core businesses; and provide flexibility to adjust to the changed and evolving global environment.

During the fiscal fourth quarter of 2009, the Company recorded $1.2 billion in related pre-tax charges, of which approximately $830 million of the pre-tax restructuring charges are expected to require cash payments. The $1.2 billion of restructuring charges consists of severance costs of $748 million, asset write-offs of $362 million and $76 million related to leasehold and contract obligations. The $362 million of asset write-offs relate to inventory of $113 million (recorded in cost of products sold), property, plant and equipment of $107 million, intangible assets of $81 million and other assets of $61 million. Additionally, as part of this program the Company plans to eliminate approximately 7,500 positions, of which approximately 5,000 have been eliminated since the restructuring was announced.

The following table summarizes the severance charges and the associated spending for the fiscal year ended 2010:

| (Dollars in Millions) | Severance |
|---|---|
| 2009 restructuring charge | $ 748 |
| Cash outlays | (62) |
| Reserve balance, January 3, 2010 | 686 |
| Cash outlays | (341) |
| Reserve balance, January 2, 2011* | $ 345 |

** Cash outlays for severance are expected to be substantially paid out over the next 12 months in accordance with the Company's plans and local laws.*

For additional information on the restructuring as it relates to the segments, see Note 18.

# Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries ("the Company") at January 2, 2011 and January 3, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed the manner in which it accounts for business combinations in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 24, 2011

# Management's Report on Internal Control Over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of external financial statements in accordance with generally accepted accounting principles.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of January 2, 2011. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

Based on the Company's processes and assessment, as described above, management has concluded that, as of January 2, 2011, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of January 2, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.



William C. Weldon
Chairman, Board of Directors,
and Chief Executive Officer



Dominic J. Caruso
Vice President, Finance,
and Chief Financial Officer

# Summary of Operations and Statistical Data 2000-2010

| (Dollars in Millions Except Per Share Figures) | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Sales to customer — U.S. | $29,450 | 30,889 | 32,309 | 32,444 | 29,775 | 28,377 | 27,770 | 25,274 | 22,455 | 19,825 | 17,316 |
| Sales to customer — International | 32,137 | 31,008 | 31,438 | 28,651 | 23,549 | 22,137 | 19,578 | 16,588 | 13,843 | 12,492 | 11,856 |
| **Total sales** | 61,587 | 61,897 | 63,747 | 61,095 | 53,324 | 50,514 | 47,348 | 41,862 | 36,298 | 32,317 | 29,172 |
| Cost of products sold | 18,792 | 18,447 | 18,511 | 17,751 | 15,057 | 14,010 | 13,474 | 12,231 | 10,498 | 9,622 | 8,987 |
| Selling, marketing and administrative expenses | 19,424 | 19,801 | 21,490 | 20,451 | 17,433 | 17,211 | 16,174 | 14,463 | 12,520 | 11,510 | 10,675 |
| Research and development expense | 6,844 | 6,986 | 7,577 | 7,680 | 7,125 | 6,462 | 5,344 | 4,834 | 4,094 | 3,704 | 3,186 |
| Purchased in-process research and development | — | — | 181 | 807 | 559 | 362 | 18 | 918 | 189 | 105 | 66 |
| Interest income | (107) | (90) | (361) | (452) | (829) | (487) | (195) | (177) | (256) | (456) | (429) |
| Interest expense, net of portion capitalized | 455 | 451 | 435 | 296 | 63 | 54 | 187 | 207 | 160 | 153 | 204 |
| Other (income) expense, net | (768) | (526) | (1,015) | 534 | (671) | (214) | 15 | (385) | 294 | 185 | (94) |
| Restructuring | — | 1,073 | — | 745 | — | — | — | — | — | — | — |
| | 44,640 | 46,142 | 46,818 | 47,812 | 38,737 | 37,398 | 35,017 | 32,091 | 27,499 | 24,823 | 22,595 |
| Earnings before provision for taxes on income | 16,947 | 15,755 | 16,929 | 13,283 | 14,587 | 13,116 | 12,331 | 9,771 | 8,799 | 7,494 | 6,577 |
| Provision for taxes on income | 3,613 | 3,489 | 3,980 | 2,707 | 3,534 | 3,056 | 4,151 | 2,923 | 2,522 | 2,089 | 1,813 |
| **Net earnings** | 13,334 | 12,266 | 12,949 | 10,576 | 11,053 | 10,060 | 8,180 | 6,848 | 6,277 | 5,405 | 4,764 |
| Percent of sales to customers | 21.7 | 19.8 | 20.3 | 17.3 | 20.7 | 19.9 | 17.3 | 16.4 | 17.3 | 16.7 | 16.3 |
| Diluted net earnings per share of common stock | $ 4.78 | 4.40 | 4.57 | 3.63 | 3.73 | 3.35 | 2.74 | 2.29 | 2.06 | 1.75 | 1.55 |
| Percent return on average shareholders' equity | 24.9 | 26.4 | 30.2 | 25.6 | 28.3 | 28.2 | 27.3 | 27.1 | 26.4 | 24.0 | 25.3 |
| **Percent increase (decrease) over previous year:** | | | | | | | | | | | |
| Sales to customers | (0.5) | (2.9) | 4.3 | 14.6 | 5.6 | 6.7 | 13.1 | 15.3 | 12.3 | 10.8 | 6.6 |
| Diluted net earnings per share | 8.6 | (3.7) | 25.9 | (2.7) | 11.3 | 22.3 | 19.7 | 11.2 | 17.7 | 12.9 | 15.7 |
| **Supplementary expense data:** | | | | | | | | | | | |
| Cost of materials and services | $27,586 | 27,651 | 29,346 | 27,967 | 22,912 | 22,328 | 21,053 | 18,568 | 16,540 | 15,333 | 14,113 |
| Total employment costs | 13,934 | 14,587 | 14,523 | 14,571 | 13,444 | 12,364 | 11,581 | 10,542 | 8,942 | 8,153 | 7,376 |
| Depreciation and amortization | 2,939 | 2,774 | 2,832 | 2,777 | 2,177 | 2,093 | 2,124 | 1,869 | 1,662 | 1,605 | 1,592 |
| Maintenance and repairs [(1)] | 657 | 567 | 583 | 483 | 506 | 510 | 462 | 395 | 360 | 372 | 327 |
| Total tax expense [(2)] | 5,070 | 5,052 | 5,558 | 4,177 | 4,857 | 4,285 | 5,215 | 3,890 | 3,325 | 2,854 | 2,517 |
| **Supplementary balance sheet data:** | | | | | | | | | | | |
| Property, plant and equipment, net | 14,553 | 14,759 | 14,365 | 14,185 | 13,044 | 10,830 | 10,436 | 9,846 | 8,710 | 7,719 | 7,409 |
| Additions to property, plant and equipment | 2,384 | 2,365 | 3,066 | 2,942 | 2,666 | 2,632 | 2,175 | 2,262 | 2,099 | 1,731 | 1,689 |
| Total assets | 102,908 | 94,682 | 84,912 | 80,954 | 70,556 | 58,864 | 54,039 | 48,858 | 40,984 | 38,771 | 34,435 |
| Long-term debt | 9,156 | 8,223 | 8,120 | 7,074 | 2,014 | 2,017 | 2,565 | 2,955 | 2,022 | 2,217 | 3,163 |
| Operating cash flow | 16,385 | 16,571 | 14,972 | 15,022 | 14,248 | 11,799 | 11,089 | 10,571 | 8,135 | 8,781 | 6,889 |
| **Common stock information** | | | | | | | | | | | |
| Dividends paid per share | $ 2.110 | 1.930 | 1.795 | 1.620 | 1.455 | 1.275 | 1.095 | 0.925 | 0.795 | 0.700 | 0.620 |
| Shareholders' equity per share | $ 20.66 | 18.37 | 15.35 | 15.25 | 13.59 | 13.01 | 10.95 | 9.25 | 7.79 | 8.05 | 6.82 |
| Market price per share (year-end close) | $ 61.85 | 64.41 | 58.56 | 67.38 | 66.02 | 60.10 | 63.42 | 50.62 | 53.11 | 59.86 | 52.53 |
| Average shares outstanding (millions) — basic | 2,751.4 | 2,759.5 | 2,802.5 | 2,882.9 | 2,936.4 | 2,973.9 | 2,968.4 | 2,968.1 | 2,998.3 | 3,033.8 | 2,993.5 |
| — diluted | 2,788.8 | 2,789.1 | 2,835.6 | 2,910.7 | 2,961.0 | 3,002.8 | 2,992.7 | 2,995.1 | 3,049.1 | 3,089.3 | 3,075.2 |
| **Employees (thousands)** | 114.0 | 115.5 | 118.7 | 119.2 | 122.2 | 115.6 | 109.9 | 110.6 | 108.3 | 101.8 | 100.9 |

*(1) Also included in cost of materials and services category.*

*(2) Includes taxes on income, payroll, property and other business taxes.*

# Shareholder Return Performance Graphs

Set forth below are line graphs comparing the cumulative total shareholder return on the Company's Common Stock for periods of five years and ten years ending December 31, 2010, against the cumulative total return of the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2005 and December 31, 2000 in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Health Care Equipment Index and that all dividends were reinvested.



5-Year Cumulative Total Shareholder Return
(2005-2010)
Johnson & Johnson
S&P 500 Index
S&P Pharmaceutical Index
S&P Health Care Equipment Index
5-Year C.A.G.R.
J&J 3.5%
S&P 500 2.3%
S&P Pharm 3.5%
S&P H/C Equip (0.2%)
$125
$115
$105
$95
$85
$75
2005
2006
2007
2008
2009
2010


| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|
| **Johnson & Johnson** | $100.00 | 112.44 | 116.50 | 107.45 | 119.57 | 118.87 |
| S&P 500 Index | $100.00 | 115.79 | 122.16 | 76.96 | 97.33 | 111.99 |
| S&P Pharmaceutical Index | $100.00 | 115.85 | 121.25 | 99.18 | 117.64 | 118.55 |
| S&P Health Care Equipment Index | $100.00 | 104.12 | 109.47 | 79.20 | 102.00 | 99.24 |



10-Year Cumulative Total Shareholder Return
(2000-2010)
Johnson & Johnson
S&P 500 Index
S&P Pharmaceutical Index
S&P Health Care Equipment Index
10-Year C.A.G.R.
J&J 4.0%
S&P 500 1.4%
S&P Pharm (2.4%)
S&P H/C Equip 2.0%
$150
$125
$100
$75
$50
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010


| | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Johnson & Johnson** | $100.00 | 114.01 | 105.03 | 102.81 | 128.68 | 124.36 | 139.83 | 144.88 | 133.63 | 148.70 | 147.83 |
| S&P 500 Index | $100.00 | 88.11 | 68.64 | 88.33 | 97.94 | 102.75 | 118.97 | 125.51 | 79.07 | 100.00 | 115.07 |
| S&P Pharmaceutical Index | $100.00 | 85.46 | 68.33 | 74.33 | 68.81 | 66.49 | 77.04 | 80.62 | 65.95 | 78.22 | 78.83 |
| S&P Health Care Equipment Index | $100.00 | 94.93 | 82.93 | 109.50 | 123.32 | 123.38 | 128.47 | 135.06 | 97.73 | 125.86 | 122.45 |

# Reconciliation of Non-GAAP Financial Measures

The tables below are provided to reconcile certain financial disclosures in the Letter to Shareholders, page 1.

| (Dollars in Millions Except Per Share Data) | 2010 | 2009 | 2008 | '10 vs. '09 % Change | '09 vs. '08 % Change |
|---|---|---|---|---|---|
| Earnings before provision for taxes on income — as reported | $16,947 | 15,755 | 16,929 | 7.6% | (6.9) |
| Purchased in-process research & development (IPR&D) | — | — | 181 | | |
| Gain on litigation settlements, net | (966) | (386) | (379) | | |
| Restructuring expense | — | 1,186 | — | | |
| Product liability expense | 569 | — | — | | |
| DePuy ASR™ Hip recall program | 280 | — | — | | |
| Earnings before provision for taxes on income — as adjusted | $16,830 | 16,555 | 16,731 | 1.7% | (1.1) |
| Net Earnings — as reported | $13,334 | 12,266 | 12,949 | 8.7% | (5.3) |
| Purchased in-process research & development (IPR&D) | — | — | 181 | | |
| Gain on litigation settlements, net | (698) | (212) | (229) | | |
| Restructuring expense | — | 852 | — | | |
| Product liability expense | 404 | — | — | | |
| DePuy ASR™ Hip recall program | 239 | — | — | | |
| Net Earnings — as adjusted | $13,279 | 12,906 | 12,901 | 2.9% | 0.0 |
| Diluted Net Earnings per share — as reported | $ 4.78 | 4.40 | 4.57 | 8.6% | (3.7) |
| Purchased in-process research & development (IPR&D) | — | — | 0.06 | | |
| Gain on litigation settlements, net | (0.25) | (0.08) | (0.08) | | |
| Restructuring expense | — | 0.31 | — | | |
| Product liability expense | 0.14 | — | — | | |
| DePuy ASR™ Hip recall program | 0.09 | — | — | | |
| Diluted Net Earnings per share — as adjusted | $ 4.76 | 4.63 | 4.55 | 2.8% | 1.8 |

| (Dollars in Millions) | 2010 | 2009 | 2008 | '10 vs. '09 % Change | '09 vs. '08 % Change |
|---|---|---|---|---|---|
| Net cash flows from operating activities | $16,385 | 16,571 | 14,972 | | |
| Additions to property, plant and equipment | $ (2,384) | (2,365) | (3,066) | | |
| Free Cash Flow | $14,001 | 14,206 | 11,906 | (1.4)% | 19.3 |

The Company believes investors gain additional perspective of underlying business trends and results by providing free cash flow, a measure of earnings before tax, net earnings and diluted net earnings per share that excludes IPR&D charges and other special items in order to evaluate ongoing business operations. These non-GAAP financial measures should not be considered replacements for, and should be read together with, the most comparable GAAP financial measures.

**PRINCIPAL OFFICE**
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(732) 524-0400

**ANNUAL MEETING**
The Annual Meeting of Shareholders will take place April 28, 2011, at the Hyatt Regency New Brunswick, 2 Albany Street, New Brunswick, New Jersey. The meeting will convene at 10 a.m. All shareholders are cordially invited to attend. A formal Notice of Meeting, Proxy Statement and Proxy have been sent to shareholders.

**CORPORATE GOVERNANCE**
Copies of the Company's 2010 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K to the Securities and Exchange Commission, Proxy Statement, and this Annual Report are available online at www.investor.jnj.com/sec-filings.cfm, or to shareholders without charge upon written request to the Secretary at the Company's principal address or by calling (800) 950-5089.

In addition, on the Company's Corporate Governance website at www.investor.jnj.com/governance.cfm, shareholders can view the Company's Principles of Corporate Governance, Charters of the Audit Committee, Compensation & Benefits Committee and Nominating & Corporate Governance Committee, Policy on Business Conduct for Employees and Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers. Copies of these documents are available to shareholders without charge upon written request to the Secretary at the Company's principal address.

The Company is required to file as an Exhibit to its Form 10-K for each fiscal year certifications under Section 302 of the Sarbanes-Oxley Act signed by the Chief Executive Officer and the Chief Financial Officer. In addition, the Company is required to submit a certification signed by the Chief Executive Officer to the New York Stock Exchange within 30 days following the Annual Meeting of Shareholders. Copies of the certifications filed for previous years are posted on the Company's Corporate Governance website, and future certifications will be posted promptly upon filing.

**COMMON STOCK**
Listed on New York Stock Exchange
Stock Symbol JNJ

**SHAREHOLDER RELATIONS CONTACT**
Douglas K. Chia
Corporate Secretary
(732) 524-2455

**INVESTOR RELATIONS CONTACT**
Louise Mehrotra
Vice President, Investor Relations
(800) 950-5089
(732) 524-6492

**TRANSFER AGENT AND REGISTRAR**
Questions regarding stock holdings, certificate replacement/transfer, dividends and address changes should be directed to:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(800) 328-9033 or
(781) 575-2718 (outside the U.S.)
www.computershare.com

**DIVIDEND REINVESTMENT PLAN**
The Plan allows for full or partial dividend reinvestment, and additional monthly cash investments up to $50,000 per year, in Johnson & Johnson common stock without brokerage commissions or service charges on stock purchases. If you are interested in participating in the Plan and need an authorization form and/or more information, please call Computershare Trust Company, N.A. at (800) 328-9033 or (781) 575-2718 (outside the U.S.).

**HEARING IMPAIRED**
Shareholders who have inquiries regarding stock-related matters can communicate directly with Computershare Trust Company, N.A. via a telecommunications device (TDD). The telephone number for this service is (800) 952-9245 or (781) 575-2692 (outside the U.S.).

Registered shareholders who wish to receive electronic notice of online access to future annual reports and proxy materials instead of paper copies may register online: www.computershare-na.com/green.

Beneficial Johnson & Johnson shareholders (you own shares through a broker or bank) can register for online delivery of materials by going to http://enroll.icsdelivery.com/jnj.

**JOHNSON & JOHNSON ON THE WEB**
Company website: www.jnj.com

Online annual report: www.investor.jnj.com/2010annualreport

Company blog: www.jnjbtw.com

Johnson & Johnson history blog: www.kilmerhouse.com

Facebook: Follow the Johnson & Johnson Network

Twitter: @JNJComm; @JNJStories; @JNJVideo; @JNJHistory

YouTube: www.youtube.com/JNJhealth



**125 YEARS OF CARING**
(See story on page 22)

**1, 2, 3** Company founders James Wood Johnson (left), Edward Mead Johnson (top) and Robert Wood Johnson (bottom)
**4** Advertisement, circa 1960
**5** SIGMA® Rotating Platform Knee, DePuy Orthopaedics, Inc.
**6** Our Credo, 1948
**7** JOHNSON'S® Baby Shampoo, Johnson & Johnson Consumer Products Company
**8** CYPHER® Sirolimus-eluting Coronary Stent, Cordis Corporation
**9** First Aid Wood's Emergency Case, 1939
**10** RED CROSS® Catgut No. 4 , 1907
**11** BAND-AID® Brand DRYBAK Adhesive Bandages, circa 1930
**12** $Rh_o$ (D) Immune Globulin (Human) RhoGAM®, 1969, Ortho-Clinical Diagnostics
**13** JOHNSON'S® Baby Powder, circa 1920
**14** Extra Strength TYLENOL® Rapid Release Gels, McNeil-PPC, Inc.
**15** 1-DAY ACUVUE® TRUEYE™ Contact Lenses, Johnson & Johnson Vision Care, Inc.
**16** ORTHO-GYNOL® (Nonoxynol-9), Ortho Pharmaceutical Corporation
**17** PROCRIT® (Epoetin Alfa); Centocor Ortho Biotech Products, LP

The paper used in this publication is made from 30% and 100% post-consumer recycled fiber, is Forest Stewardship Council™ certified for chain of custody and was manufactured with green energy credits for purchase of electricity generated from renewable-energy sources such as wind and low-impact hydro resources.


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The Johnson & Johnson annual report contains many of the valuable trademarks owned and used by the Johnson & Johnson Family of Companies in the United States and internationally to distinguish products and services of outstanding quality.

©Johnson & Johnson 2011

# Our Credo

We believe our first responsibility is to the doctors, nurses and patients, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to reduce our costs in order to maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our suppliers and distributors must have an opportunity to make a fair profit.

We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit. They must have a sense of security in their jobs. Compensation must be fair and adequate, and working conditions clean, orderly and safe. We must be mindful of ways to help our employees fulfill their family responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide competent management, and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must be good citizens — support good works and charities and bear our fair share of taxes. We must encourage civic improvements and better health and education. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson & Johnson